   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          VITAS HEALTHCARE CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                            8050                           59-2318357
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)          Identification Number)

                            ------------------------

                                                     HUGH A. WESTBROOK
                                                VITAS HEALTHCARE CORPORATION
      100 SOUTH BISCAYNE BOULEVARD              100 SOUTH BISCAYNE BOULEVARD
          MIAMI, FLORIDA 33131                      MIAMI, FLORIDA 33131
             (305) 374-4143                            (305) 374-4143
   (Address, including zip code, and       (Name and address including zip code,
telephone number, including area code of    and telephone number, including area
    registrant's principal executive            code, of agent for service)
                offices)

                            ------------------------

                                   COPIES TO:

        ROBERT J. WALDMAN, ESQ.                  WILLIAM J. GRANT, ESQ.
        HOGAN & HARTSON L.L.P.                  WILLKIE FARR & GALLAGHER
      555 THIRTEENTH STREET, N.W.                 153 EAST 53RD STREET
        WASHINGTON, D.C. 20004                  NEW YORK, NEW YORK 10022
            (202) 637-5600                           (212) 821-8000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
           SECURITIES TO BE REGISTERED              BE REGISTERED(1)      PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value $0.01 per share                4,370,000             $16.00           $69,920,000           $21,188

(1) Includes 570,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the amount of the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                3,800,000 SHARES

                                     [LOGO]

                          VITAS HEALTHCARE CORPORATION
                                  COMMON STOCK

    All of the 3,800,000 shares of Common Stock offered hereby are being sold by Vitas Healthcare Corporation ("Vitas" or the "Company").

    Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to factors considered in determining the initial public offering price. Application is being made to have the Common Stock approved for listing on The Nasdaq National Market under the symbol "VTAS".

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                                       UNDERWRITING
                                                                       DISCOUNTS AND           PROCEEDS TO
                                               PRICE TO PUBLIC        COMMISSIONS (1)          COMPANY (2)
Per Share.................................  $                      $                      $
Total (3).................................  $                      $                      $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated
    at $                .

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 570,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $                ,
    $                and $                , respectively. See "Underwriting."

                         ------------------------------

    The shares of Common Stock are offered by the several Underwriters named herein, when, as and if delivered to and accepted by them, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at the offices of Furman Selz LLC, in New York,
New York on or about                 , 1997.

                                  FURMAN SELZ
                                ---------------

             The date of this Prospectus is                 , 1997

                           [SERVICE AREA MAP ARTWORK]

    [A map of the continental United States representing the Company's hospice locations within the states of Florida, Texas, California, Illinois, Ohio, Pennsylvania and Wisconsin is included on the inside front cover. Hospice locations within each applicable state are represented by solid dots with a number inside the dot. A numbered legend appears below the map indicating each hospice location corresponding to each number appearing on the map.]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, AND THE NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. REFERENCES IN THIS PROSPECTUS TO A FISCAL YEAR REFER TO THE 12-MONTH PERIOD ENDED SEPTEMBER 30 OF THAT YEAR. EXCEPT AS OTHERWISE INDICATED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND HAS BEEN ADJUSTED TO GIVE EFFECT TO A 1-FOR-2.7273 REVERSE STOCK SPLIT TO BE EFFECTIVE UPON CONSUMMATION OF THIS OFFERING.

                                  THE COMPANY

GENERAL

    Vitas is the largest provider of hospice services in the United States. Hospice services emphasize palliative medical care and related services that focus primarily on improving the quality of life of terminally ill patients and their families, as opposed to attempting to "cure" the underlying or end-stage disease. Vitas provided hospice care to more than 31,000 patients in fiscal 1996, which the Company believes is more than four times the number of patients served by the next largest U.S. hospice provider. Such care is provided in the patient's home, which could be a residence or a long-term care or assisted living facility, or in an inpatient facility, and is generally reimbursed by third-party payors on a fixed "per diem" basis. The Company's hospice operations, which were among the first in the U.S., were co-founded by the Company's current Chairman of the Board and Chief Executive Officer, who has been instrumental in the development of the legislative and clinical framework for hospice care in the U.S.

    The Company provides a comprehensive range of palliative services through 21 programs in 27 locations and believes it is the largest or second largest provider of hospice services in substantially all of its service areas within Florida, Texas, California, Illinois, Ohio, Pennsylvania and Wisconsin. For the nine months ended June 30, 1997, the Company served an average daily census of approximately 4,500 patients with an average length of stay of approximately 66 days. The Company expects to grow through a combination of: (i) acquisitions which will allow it to benefit from the opportunities for consolidation available in the fragmented hospice industry and (ii) greater demand for hospice services to the extent that such services become increasingly accepted as a means of caring for terminally ill patients and based on an increasingly aging population in the U.S. Since fiscal 1992, the Company's net revenue has increased from approximately $102 million to approximately $214 million in fiscal 1996.

THE HOSPICE INDUSTRY

    The hospice movement in the U.S. began in the mid-1970s to provide terminally ill patients and their families with an alternative to hospital-based, cure-oriented care. Hospice services focus on improving the quality of life for patients and their families, such as the reduction of pain, uncomfortable symptoms, the physical and psychological stress of the terminal disease and bereavement care for the families. Care is coordinated through a team of nurses, physicians, home health aides, clergy, social workers, counselors and community volunteers, which assesses and coordinates the clinical and psychological needs of the patient and family. By providing an interdisciplinary approach to managing a terminal illness, a hospice patient avoids having to receive independent medical services from a number of providers, which may have little or no effective coordination among them. This often results in a lack of clear accountability for clinical outcomes and the cost of services provided. Various studies have indicated that hospice care is cost-effective when compared to end-of-life curative options, largely because it reduces the number of patient days in an acute care setting. According to the National Hospice Organization ("NHO"), approximately 450,000 patients in the U.S. received hospice care in 1996, compared to approximately 210,000 patients in 1990.

    Reimbursement for hospice care was added as a Medicare benefit in 1982. As approximately 72% of all deaths in the U.S. are among people older than 65 years of age, Medicare is the payor of the vast majority of end-of-life health care, including hospice care. Hospice care became an optional state Medicaid benefit in 1986 and is currently covered by Medicaid in at least 41 states, including all of the states in which Vitas operates, and by most private insurance plans. Reimbursement by Medicare and Medicaid collectively represented approximately 94% of the Company's net revenue in fiscal 1996. According to statistics developed by the Congressional Budget Office (the "CBO"), Medicare reimbursement for hospice services grew from approximately $318 million in 1990 to approximately $1.9 billion in 1995, and is expected to grow to approximately $4.7 billion by 2000.

BUSINESS STRATEGY

    The Company's business strategy is based on leveraging its operating model, which is designed to provide quality hospice care at the local program level supported by centralized corporate services, including financial management, clinical operations and information and telecommunications systems. Key elements of the Company's business strategy include: (i) acquisitions of hospice operations in the Company's existing markets and in new service areas; (ii) growth in utilization in the Company's existing service areas through the continued education of healthcare providers and patients designed to increase the awareness and acceptance of hospice services; and (iii) development of business arrangements with managed care organizations and other healthcare providers which desire to provide a full continuum of care for their patients.

    The hospice industry in the U.S. is highly fragmented, and Vitas believes that significant opportunities exist for future consolidation. Based on industry data, the Company estimates there are approximately 3,000 hospice programs in the U.S., more than 70% of which are not-for-profit or government sponsored, and which have, on average, a daily census of between 40 and 45 patients. In light of the capital requirements and competitive pressures facing many hospice providers in the current healthcare environment, the Company believes that many providers of hospice care will find it attractive to combine their operations with other providers that have greater access to capital to better fulfill their mission to provide optimal end-of-life care in their communities. The Company believes that its history of having completed such transactions and its operating model, which is designed to take advantage of the economies of scale from such acquisitions, should enable it to realize opportunities for acquisitions that may be presented in the future. Since February 1995, the Company has completed three acquisitions (two involving not-for-profit operations) which have expanded its operations into new markets in California and Central Florida and expanded its presence in Ohio.

    The Company believes that it has significant competitive advantages relative to other independent hospice providers and integrated healthcare service providers with hospice operations, including its:

    - size and position of market leadership;

    - unique focus and experience in providing hospice services;

    - centralized operating model designed to realize efficiencies from local and national economies of scale;

    - proprietary, enterprise-wide information and telecommunications systems, which provide integrated and comprehensive information on a real-time basis, including significant patient care, billing, payroll and other financial information; and

    - team of professionals dedicated to educating and communicating with healthcare professionals and patients about choices in end-of-life care and creating awareness of Vitas services.

OTHER DEVELOPMENTS

    Over the past several years, the Company's operations have undergone significant changes which have negatively affected its financial performance but which, management believes, have resulted in an improved business model and positioned the Company for future growth and profitability. Prior to fiscal 1995, the Company had attempted to diversify its operations to include non-hospice services, such as chronic disease management, through the development of large multi-functional service teams at the local program level with regional support capabilities. Developing this infrastructure to support diversification significantly increased the Company's operating expenses and affected the results of its acquired operations in California and certain DE NOVO hospice programs which were not fully incorporated into the Company's existing support operations. Beginning in fiscal 1995, the Company initiated a series of restructuring efforts (collectively, the "Restructuring") designed to return its emphasis to expanding its hospice operations and to create a more efficient operating model that emphasized a uniform structure in each of the Company's local hospice programs supported by centralized corporate functions.

    The Restructuring involved three key initiatives, which have been adopted and implemented in various stages since fiscal 1995 and have included: (i) the reorganization of senior management and other personnel; (ii) the reduction of the size of the local programs' patient care teams within a new structure designed to provide exclusively hospice care; and (iii) the elimination of various corporate, regional and local personnel positions no longer deemed necessary to manage the Company's operations. The Company's current operating model emphasizes the delivery of hospice services through a standardized hospice program structure supported by centralized services provided from the Company's corporate office located in Miami, Florida. The Company believes that this operating model provides significant opportunities for the Company to expand through acquisitions and to recognize operating and cost improvements in these acquired operations.

    In June 1996, the Company entered into a merger agreement with Apria Healthcare Group Inc. "Apria", which was terminated in November 1996 (the "Proposed Merger Transaction"). During this period, the Company experienced significant disruptions as a result of the anticipated combination of the operations of Vitas and Apria, particularly with respect to changes in the Company's admissions and education activities. In addition, the Proposed Merger Transaction caused a delay in the implementation of certain of the Company's Restructuring efforts. Although certain aspects of the Restructuring have not yet been fully implemented, the Company believes it has adequate reserves for all anticipated restructuring activities. The Restructuring and the Proposed Merger Transaction contributed significantly to the Company's losses in fiscal 1995 and fiscal 1996 and the nine months ended June 30, 1997. However, the Company has been profitable in the two most recent quarters of fiscal 1997.

                                  THE OFFERING

    In connection with the Offering, the following events are expected to occur:
(i) the redemption of 270,000 shares of the 9.0% Cumulative Nonconvertible Preferred Stock of the Company (the "9% Preferred Stock") held by a subsidiary of Chemed Corporation (such subsidiary, together with Chemed Corporation, "Chemed"), including the payment of all accrued but unpaid dividends and an early redemption premium, using a portion of the net proceeds of the Offering;
(ii) the conversion of 262,500 shares of Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock"), held by an investor group including Warburg, Pincus Investors, L.P. and Galen Partners II, L.P. and certain of its affiliates, into 2,026,293 shares of Common Stock upon completion of the Offering; (iii) the issuance of 246,634 shares of Common Stock pursuant to a warrant held by Chemed for an aggregate exercise price of $3.0 million, or $12.16 per share, and the expiration of the remaining portion of such warrant upon the closing of this Offering; (iv) the repurchase in full of a second warrant originally issued to Chemed to purchase 522,289 shares at a per share purchase price equal to the excess of the public offering price over $12.19, or an aggregate of $1.5 million based on an assumed public offering price of $15.00 per share, using a portion of the net proceeds of the Offering; and (v) the issuance of 107,036 shares of Common Stock pursuant to a warrant originally issued to NationsBank, N.A. (the "Bank") on July 18, 1997 (the "First Bank Warrant") at an exercise price of $0.03 per share.

Common Stock offered by the Company..........  3,800,000 shares

Common Stock to be outstanding after the
  Offering...................................  7,832,769 shares (1)

Use of Proceeds..............................  To redeem certain outstanding Preferred
                                               Stock; to repurchase a warrant to purchase
                                               Common Stock; to repay certain indebtedness;
                                               and for general corporate purposes, including
                                               possible acquisitions. See "Use of Proceeds."

Proposed Nasdaq National Market Symbol.......  VTAS

------------------------

(1) Does not include (i) 1,817,098 shares of Common Stock issuable upon the exercise of stock options (with an average exercise price of $10.62 per share) granted under the Company's Management Equity Incentive Plans as well as pursuant to certain non-plan stock option grants, of which 1,695,755 are now or will become exercisable within 60 days after the date of this Prospectus, (ii) 148,032 shares of Common Stock eligible for future grant under the Company's Management Equity Incentive Plans, (iii) up to an additional 35,679 shares of Common Stock at an exercise price of $0.03 per share that may be issued pursuant to the First Bank Warrant if this Offering is not completed by November 29, 1997, and (iv) up to 570,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Management--Management Equity Incentive Plans" and "--Non-Plan Stock Option Grants," "Capitalization," "Description of Capital Stock--Common Stock Purchase Warrant" and "Shares Eligible for Future Sale."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth summary financial and other data of the Company. The Summary Consolidated Financial Data set forth below for the fiscal years 1992 through 1996 are derived from Consolidated Financial Statements of the Company, including related notes thereto, certain of which are contained elsewhere in this Prospectus. The summary financial data as of June 30, 1997 and for the nine month periods ended June 30, 1996 and 1997 are derived from unaudited financial statements. The unaudited financial statements include, in the opinion of management, all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The information presented below is qualified in its entirety by, and should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, and notes thereto, included elsewhere in this Prospectus.

                                                                                                             NINE MONTHS
                                                                YEAR ENDED SEPTEMBER 30,                    ENDED JUNE 30,
                                                  -----------------------------------------------------  --------------------
                                                   1992(1)     1993       1994       1995       1996       1996       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Net revenue.....................................  $ 101,737  $ 128,405  $ 148,535  $ 193,275  $ 213,856  $ 161,657  $ 150,323
Operating expenses:
  Hospice program expenses......................     80,135     93,833    110,251    155,570    175,495    131,319    121,604
  Central support services......................     15,507     22,304     22,036     25,241     23,790     17,290     16,120
  Provision for bad debts.......................      1,316      3,283      3,973      6,828      7,958      4,035      3,283
  Depreciation..................................      1,018      1,794      2,931      4,197      5,438      3,993      4,308
  Amortization of goodwill......................        952        717        654      1,089      1,527      1,123      1,248
  Nonrecurring charges (2)......................         --      6,708        798         --         --         --         --
  Restructuring costs (3).......................         --         --         --      2,020      2,345         --      3,480
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses........................     98,928    128,639    140,643    194,945    216,553    157,760    150,043
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income (loss) from operations...................      2,809       (234)     7,892     (1,670)    (2,697)     3,897        280
Gain on terminated merger (4)...................         --         --         --         --         --         --      1,600
Gain on sale of assets..........................         --         --         --         --         --         --        484
Interest and other income.......................         90         97        715        329        279        222        364
Interest expense................................         --         --       (316)    (3,092)    (4,674)    (3,391)    (3,652)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and other
  items.........................................      2,899       (137)     8,291     (4,433)    (7,092)       728       (924)
Provision (benefit) for income taxes............        992         46      3,150     (1,588)        --        248         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before other items................      1,907       (183)     5,141     (2,845)    (7,092)       480       (924)
Cumulative effect of change in accounting
  principle for income taxes....................         --        259         --         --         --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Net income (loss)...............................  $   1,907  $      76  $   5,141  ($  2,845) ($  7,092) $     480  ($    924)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Pro forma net income (loss) (5).................  $   1,662  $      76  $   5,141  ($  2,845) ($  7,092) $     480  ($    924)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Net income (loss) attributable to common
  stockholders..................................  $     544  ($  3,038) $     543  ($  7,443) ($ 11,690) ($  2,968) ($  4,372)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Supplemental net loss attributable to common
  stockholders (6)..............................                                              ($  9,590) ($  1,393) ($  2,797)
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------
Supplemental net loss per common share (7)......                                              ($   2.56) ($   0.37) ($   0.74)
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------

OTHER DATA:
Admissions (8)..................................     13,780     15,808     17,727     23,512     26,256     19,888     19,487
Average length of stay (9)......................       56.7       58.8       64.9       64.9       72.5       73.1       66.4
Average daily census (10).......................      2,402      2,967      3,499      4,488      4,902      4,925      4,507
Adjusted EBITDA (11)............................  $   4,779  $   8,985  $  12,275  $   5,636  $   6,613  $   9,013  $   9,318
Adjusted EBITDA as a % of net revenue...........       4.7%       7.0%       8.3%       2.9%       3.1%       5.6%       6.2%

                                                        (CONTINUED ON NEXT PAGE)

                                                                                                JUNE 30, 1997
                                                                                          --------------------------
                                                                                           ACTUAL    AS ADJUSTED(12)
                                                                                          ---------  ---------------
                                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and investments..................................................  $   9,225     $  15,025
Working capital (deficit)...............................................................    (15,653)       (1,265)
Total assets............................................................................     85,859        91,659
Total long-term debt....................................................................     31,227        22,105
Total redeemable preferred stock........................................................     62,117            --
Stockholders' equity (deficit)..........................................................    (50,244)       35,383

------------------------

(1) Selected consolidated financial information for the fiscal year ended September 30, 1992 has been adjusted to combine the operations of Vitas Healthcare Corporation of Florida, a wholly owned subsidiary of the Company ("Vitas-Florida"), with those of the Company for the period through December 16, 1991. The Company's purchase of the outstanding stock of Vitas-Florida on December 17, 1991 was accounted for as if a pooling of interests had occurred since the Company was affiliated with Vitas-Florida through common ownership.

(2) In fiscal 1993, nonrecurring charges of $6.7 million related to the acceleration of performance bonus arrangements and vesting of non-qualified stock options. In fiscal 1994, nonrecurring charges of $0.8 million related to expenses incurred in connection with a proposed public offering of the Company's Common Stock that was not pursued due to market conditions.

(3) Represents restructuring costs principally to establish severance reserves.

(4) Includes a $4.0 million settlement relating to the Proposed Merger Transaction, less $2.4 million of terminated merger costs.

(5) Through December 16, 1991, Vitas-Florida was an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code"). Pro forma net income for the fiscal year ended September 30, 1992 represents net income after deducting the income tax expense that would have been recorded had Vitas-Florida not been exempt from taxation under the S Corporation election.

(6) Gives effect to the elimination of the dividends which would have been payable under the mandatory redemption features of the Series B Preferred Stock.

(7) Computed assuming the Series B Preferred Stock is converted into 2,026,293 shares of Common Stock and, pursuant to the Securities and Commission's (the "Commission's") Staff Accounting Bulletins ("SABs"), includes all Common Stock and Common Stock equivalents issued within the 12 months immediately preceding the Offering as if they were outstanding for all periods presented.

(8) Admissions is defined as the number of patients admitted into the Company's programs during the period.

(9) Average length of stay represents the sum of days of care of patients who have been discharged during the period divided by the total number of patients discharged in such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) Average daily census is defined as the sum of the days of care of patients who have been under the Company's care during the period divided by the number of days in such period.

(11) Adjusted EBITDA is defined as income before interest and other income, interest expense, taxes, depreciation and amortization, and excludes the $6.7 million and $0.8 million of nonrecurring charges in fiscal 1993 and fiscal 1994; the $2.0 million, $2.3 million and the $3.5 million in restructuring costs in fiscal 1995, fiscal 1996 and the nine months ended June 30, 1997; and the $1.6 million gain on terminated merger and the $0.5 million gain on the sale of assets in the nine months ended June 30, 1997.

(12) The as adjusted data give effect to net proceeds of $52.0 million from the issuance and the sale of Common Stock in this Offering, the receipt of $3.0 million from the issuance and sale of 246,634 shares of Common Stock upon exercise of a warrant and the application of the net proceeds therefrom; also gives effect to the exercise of the First Bank Warrant and the conversion of the Series B Preferred Stock into Common Stock upon consummation of the Offering.

                 SUMMARY QUARTERLY CONSOLIDATED FINANCIAL DATA

    The following table presents the consolidated operating results and other operating data of the Company for each of the seven quarters in the period ended June 30, 1997. The information presented is unaudited. In the opinion of the Company's management, all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair presentation of the results of operations for the interim periods presented have been reflected herein. For further information, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, and notes thereto, included elsewhere in this Prospectus.

                                                                        THREE MONTHS ENDED
                                        ----------------------------------------------------------------------------------
                                         DEC. 31,    MAR. 31,    JUNE 30,   SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,
                                           1995        1996        1996        1996        1996        1997        1997
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                      (DOLLARS IN THOUSANDS)
OPERATING DATA:
Net revenue...........................  $   54,516  $   54,564  $   52,577  $   52,199  $   51,492  $   48,838  $   49,993
Operating expenses:
  Hospice program expenses............      44,017      44,111      43,191      44,176      42,473      39,960      39,171
  Central support services............       5,913       5,812       5,565       6,500       5,504       5,051       5,565
  Provision for bad debts.............       1,453       1,250       1,332       3,923       1,360       1,004         919
  Depreciation........................       1,243       1,355       1,395       1,445       1,462       1,415       1,431
  Amortization of goodwill............         368         377         378         404         425         412         411
  Restructuring costs (1).............          --          --          --       2,345       3,480          --          --
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total operating expenses..............      52,994      52,905      51,861      58,793      54,704      47,842      47,497
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) from operations.........       1,522       1,659         716      (6,594)     (3,212)        996       2,496
Gain on terminated merger (2).........          --          --          --          --       1,600          --          --
Gain on sale of assets................          --          --          --          --         484          --          --
Interest and other income.............          94          73          48          64          89         107         168
Interest expense......................      (1,181)     (1,142)     (1,061)     (1,290)     (1,089)     (1,074)     (1,489)
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes.....         435         590        (297)     (7,820)     (2,128)         29       1,175
Provision (benefit) for income taxes..         148         201        (101)       (248)         --          --          --
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).....................  $      287  $      389  ($     196) ($   7,572) ($   2,128) $       29  $    1,175
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
OTHER DATA:
Admissions (3)........................       6,392       7,012       6,484       6,368       6,448       6,740       6,299
Average length of stay (4)............        76.3        67.7        75.4        70.6        73.4        62.0        63.3
Average daily census (5)..............       4,982       4,938       4,854       4,837       4,685       4,384       4,448
Adjusted EBITDA (6)...................  $    3,133  $    3,391  $    2,489  ($   2,400) $    2,155  $    2,823  $    4,338
Adjusted EBITDA as a % of net
  revenue.............................        5.7%        6.2%        4.7%       (4.6%)       4.2%        5.8%        8.7%

------------------------

(1) Represents restructuring costs principally to establish severance reserves.

(2) Includes a $4.0 million settlement relating to the Proposed Merger Transaction, less $2.4 million of terminated merger costs.

(3) Admissions is defined as the number of patients admitted into the Company's programs during the period.

(4) Average length of stay represents the sum of days of care of patients who have been discharged during the period divided by the total number of patients discharged in such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) Average daily census is defined as the sum of the days of care of patients who have been under the Company's care during the period divided by the number of days in such period.

(6) Adjusted EBITDA is defined as income before interest and other income, interest expense, taxes, depreciation and amortization, and excludes the $2.3 million and the $3.5 million of restructuring costs in the three months ended September 30, 1996 and December 31, 1996, respectively, and the $1.6 million gain on the terminated merger and $0.5 million gain on the sale of assets in the three months ended December 31, 1996.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE THE COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO THE COMPANY THAT ARE BASED ON THE BELIEFS OF MANAGEMENT AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. SUCH FORWARD-LOOKING STATEMENTS ARE PRINCIPALLY CONTAINED IN THE SECTIONS "PROSPECTUS SUMMARY," "SUMMARY CONSOLIDATED FINANCIAL DATA," "SUMMARY QUARTERLY CONSOLIDATED FINANCIAL DATA," "RISK FACTORS," "SELECTED CONSOLIDATED FINANCIAL DATA" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND INCLUDE, WITHOUT LIMITATION, THE COMPANY'S EXPECTATION AND ESTIMATES AS TO THE COMPANY'S BUSINESS OPERATIONS FOLLOWING THE OFFERING, INCLUDING FUTURE FINANCIAL PERFORMANCE AND THE COMPANY'S GROWTH STRATEGY. IN ADDITION, IN THOSE AND OTHER PORTIONS OF THIS PROSPECTUS, THE WORDS "ANTICIPATES," "BELIEVES," "BUDGETED," "ESTIMATES," "EXPECTS," "PLANS," "INTENDS," "SHOULD" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY AND ITS SUBSIDIARIES OR ITS MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISK FACTORS DESCRIBED BELOW.

    IN ADDITION TO FACTORS THAT MAY BE DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS GENERALLY, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY THE COMPANY. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

UNCERTAINTY ASSOCIATED WITH LEGISLATIVE INITIATIVES

    Healthcare is an area of extensive and dynamic legislative and regulatory change. Changes in the law, new interpretations of existing laws, or changes in payment methodology, may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. In addition to specific legislative and regulatory influences, efforts to reduce the growth of the federal budget and the Medicare and Medicaid programs have resulted in enactment of the Balanced Budget Act of 1997 (the "Balanced Budget Act"). This law contains several provisions affecting Medicare payment for and coverage of hospice services which, together with Medicaid payments, accounted for 94% of the Company's net revenue in fiscal 1996. See "Business--Legislative Considerations." Certain of these provisions are expected to have an adverse effect on the Company. In addition, state legislatures periodically consider various healthcare reform proposals. Congress and state legislatures can be expected to continue to review and assess alternative healthcare delivery systems and payment methodologies, and public debate of these issues can be expected to continue in the future. The ultimate timing or effect of such additional legislative efforts cannot be predicted and may impact Vitas in different ways. No assurance can be given that any such efforts will not have a material adverse effect on the Company.

EXTENSIVE GOVERNMENT REGULATION; IMPACT OF OPERATION RESTORE TRUST AND CLAIMS
  REVIEWS
  ON THE COMPANY

    REIMBURSEMENT. A substantial portion of the Company's revenues is attributable to payments received from third-party payors, including the Medicare and Medicaid programs and private insurers. In fiscal 1996, approximately 94% of Vitas' net revenue was attributable to Medicare and Medicaid payments which are made on a "per diem" basis. Under the per diem reimbursement methodology, the Company is essentially at risk for the cost of eligible services provided to hospice patients. Profitability is therefore largely dependent upon the Company's ability to manage the costs of providing hospice services to patients. Increases in operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in Medicare and Medicaid rates could have a material adverse effect on the

Company in the future. See "Business--Payment for Services." Many payors are increasing pressure to control healthcare costs. In addition, both public and private payors are increasing pressure to decrease or limit increases in reimbursement rates for healthcare services. The levels of revenues and profitability of the Company, similar to those of other healthcare companies, will be subject to the effect of possible reductions in coverage or payment rates by third-party payors. For example, under the Balanced Budget Act, annual payment rate increases for hospice reimbursement from Medicare, which historically have been based on the "market basket" inflation rate as calculated by the Health Care Financing Administration ("HCFA"), will be reduced by one percentage point in each of fiscal years 1998 through 2002. Thus, the annual inflationary adjustment in Medicare rates as of October 1, 1997 of 2.7% will be reduced to 1.7%. In addition, under a final rule recently published by HCFA, a new wage index methodology (to be phased in over three years) was established which the Company estimates will reduce reimbursement from Medicare by approximately 0.5% in fiscal 1998, approximately 1.0% in fiscal 1999 and approximately 1.5% in fiscal 2000, subject to possible change due to, among other things, changes in the Company's utilization rates and the geographic distribution of the Company's utilization. Further, effective for cost reporting periods beginning on or after October 1, 1997, hospices are required to submit claims on the basis of the location where a service is actually furnished. The Company understands that HCFA may seek to implement this change immediately on a basis yet to be established. These and other changes could have a material adverse effect on the Company. See "Business--Legislative Considerations" for a discussion of recent legislation.

    Each state which maintains a Medicaid program has the option to provide reimbursement for hospice services at reimbursement rates generally required to be at least as much as Medicare rates. All states in which the Company operates cover Medicaid hospice services; however, there can be no assurance that the states in which the Company is presently operating or states into which it could expand operations will continue to cover Medicaid hospice services. In addition, the Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate and payment adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of program payments and could have a material adverse effect on the Company.

    FRAUD AND ABUSE LAWS. As a provider of services under the Medicare and Medicaid programs, the Company is subject to federal and state healthcare program fraud and abuse laws. These laws include the Medicare and Medicaid anti-kickback statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any remuneration in return for the referral of patients for items or services, or arranging for the furnishing of items or services, for which payment may be made under the Medicare, Medicaid or other federal healthcare programs. Violations of these provisions may result in civil and criminal penalties and exclusion from participation in Medicare and state health programs such as Medicaid. The Health Insurance Portability and Accountability Act of 1996 includes an expansion of certain fraud and abuse provisions, such as extending the application of Medicare and Medicaid fraud penalties to certain other federal healthcare programs. The Balanced Budget Act further strengthens numerous fraud and abuse provisions through expanded exclusion authority and new civil money penalties for violating the anti-kickback statute, among other provisions. See "Business--Regulatory Environment-- Fraud and Abuse Laws." In addition, several healthcare reform proposals have included an expansion of the anti-kickback laws to include referrals of any patients regardless of payor source. The broad language of the anti-kickback statute has been interpreted by the courts and governmental enforcement agencies in a manner which could impose liability on healthcare providers for engaging in a wide variety of business transactions. In addition, a number of states in which the Company operates have laws, which vary from state to state, prohibiting certain direct or indirect remuneration or fee-splitting arrangements between healthcare providers, regardless of payor source, for the referral of patients to a particular provider.

    Further, under separate statutes, submission of claims for items or services that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded state healthcare programs. These false claims statutes include the Federal False Claims Act, which allows any person to bring a suit, known as a QUI TAM action, alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Finally, Congress enacted in 1993 the so-called "Stark Law," which prohibits referrals by physicians to certain entities with which they have a financial relationship unless an exception applies. Several states in which the Company operates have similar laws. Possible sanctions for violation of these laws include denial of payment, loss of licensure and civil and criminal penalties.

    The Company maintains an internal regulatory compliance review program and from time to time retains regulatory counsel for guidance on applicable laws and regulations. However, no assurance can be given that the practices of the Company, if reviewed, would be found to be in compliance with applicable health regulatory laws, as such laws ultimately may be interpreted, or that any non-compliance with such laws would not have a material adverse effect on the Company.

    OTHER FEDERAL AND STATE REGULATIONS. The federal government and all states regulate various aspects of the hospice industry. In particular, the Company's operations are subject to federal and state health regulatory laws, including those covering professional services, the dispensing of drugs, and certain types of hospice activities. Certain of the Company's employees are subject to state laws and regulations governing professional practice. The Company's operations are subject to periodic survey by governmental and private accrediting entities to assure compliance with applicable state licensing, and Medicare and Medicaid certification and accreditation standards, as the case may be. From time to time in the ordinary course of business, the Company, like other healthcare companies, receives survey reports containing deficiencies for alleged failure to comply with applicable requirements. The Company reviews such reports and takes appropriate corrective action. The failure to effect such action or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could materially adversely affect the Company's business, and could prevent the programs involved from offering products and services to patients. In addition, laws and regulations often are adopted to regulate new products, services and industries. There can be no assurance that either the states or the federal government will not impose additional regulations upon the activities of the Company which might materially adversely affect the Company. See "Business--Regulatory Environment--Other Federal and State Regulations."

    OPERATION RESTORE TRUST. In recent years, federal and state enforcement agencies and private insurers have increased efforts to enforce the fraud and abuse laws. Operation Restore Trust ("ORT") is a federal/ state effort which includes audits, investigations and aggressive surveys of home health agencies, nursing homes, and certain durable medical equipment suppliers located initially in California, Florida, Illinois, Texas and New York, the five states in which Medicare spending is the highest. In June 1995, federal officials announced the expansion of ORT to include hospices in these five states. Since August 1996, the Office of Inspector General ("OIG") of the Department of Health and Human Services ("HHS") has published audit reports on its reviews of five hospice programs unrelated to the Company. These OIG audit reports focused on the hospice eligibility of long-stay patients (those who are in a hospice program for longer than 210 days). In the reports, the OIG recommended that the Medicare fiscal intermediaries recoup substantial payments previously made for allegedly ineligible, long-stay beneficiaries. The OIG also identified certain payments relating to patients for whom it could not determine eligibility, and recommended that the intermediaries conduct their own reviews. In response to several reports, one intermediary expressed reluctance and another raised concerns about the recovery of these payments, although a senior HHS official has stated subsequently that the agency still intends to seek recoveries under certain circumstances.

    As a part of the OIG's review of hospices under ORT, beginning in July 1995, the OIG conducted on-site medical and operational reviews at six of the Company's hospice programs and at its corporate office. No reports have been issued by the OIG on the Company's hospice programs. Although no exit conferences have been held, in response to the Company's request for information, in September 1995 OIG auditors indicated they would discuss their preliminary views regarding their initial on-site visits to the three hospice programs that had been visited prior to that time, which included a review of approximately 530 records of long-stay patients (those who are in a hospice program for longer than 210 days). Based on such discussions, the Company understands that the auditors had formed a preliminary view that a vast majority of the records in the limited sample did not support the beneficiaries' eligibility for hospice services. The Company understands that the OIG has reviewed medical records on a total of approximately 1,150 of Vitas' long-stay patients.

    The Company understands that the activities of the OIG Office of Audit Services and the OIG Office of Investigations involving the Company are ongoing. The scope and ultimate disposition of the ORT and OIG activities, and the possible impact on the Company of such activities, cannot currently be predicted. If the OIG releases an adverse report or takes some other adverse action, the Company expects to vigorously defend its position. However, there can be no assurance that these matters, including any costs of defense, will not have a material adverse effect on the Company. The Company believes that its admissions, average length of stay and average daily census have been negatively impacted in fiscal 1996 and fiscal 1997 by several items, including implementation of new guidelines developed by NHO, in consultation with HCFA, which established more specific criteria for analyzing terminal prognoses for certain non-cancer diagnoses, and publicity resulting from, and reactions to, the ORT initiatives and other claims review activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Operation Restore Trust and Claims Reviews." In addition, the publication of any adverse report, or any adverse publicity regarding these matters, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's business and reputation for at least some period of time. See "Business--Operation Restore Trust and Claims Reviews."

    In September 1997, the OIG issued a report which recommends, among other things, that HCFA seek legislation to modify Medicare or Medicaid payments for hospice patients living in nursing homes. These modifications may include lowering hospice payments for patients who reside in nursing homes or revising requirements for services provided by nursing homes for terminal patients. Any such modifications could have a material adverse effect on the Company. See "Business--Operation Restore Trust and Claims Reviews."

    CLAIMS REVIEWS. Medicare and Medicaid fiscal intermediaries periodically conduct post-payment reviews and other audits of healthcare claims, including hospice claims. These contractors are under pressure from state and federal governments to scrutinize healthcare claims to determine their validity and appropriateness. During the past several years, the Company's previous Medicare fiscal intermediary conducted a number of reviews of hospice provider claims, including the Company's. These reviews included both focused medical reviews of claims for patients with non-cancer terminal diagnoses and long-stay patients (patients with lengths of stay greater than 210 days) and post-pay audits. In order to conduct these reviews, the intermediary requested certain documentation from the Company and then reviewed such documentation to determine technical compliance with federal rules and regulations, eligibility of the patients for hospice benefits and/or appropriateness of the documentation and the care provided. There can be no assurance that reviews and/or similar audits of the Company's claims by federal or state intermediaries will not result in material recoupments or denials which could have a material adverse effect on the Company. See "Business--Operation Restore Trust and Claims Reviews."

RECENT LOSSES; IMPACT OF CHANGES IN THE COMPANY'S OPERATING MODEL; TERMINATED
  MERGER

    The Company reported net losses of $2.8 million, $7.1 million and $0.9 million for the years ended September 30, 1995 and 1996 and the nine months ended June 30, 1997, respectively. Over the past several years, the Company's operations have undergone significant changes which have negatively affected its financial performance. Prior to fiscal 1995, the Company had attempted to diversify its operations to include non-hospice services, such as chronic disease management, through the development of large multi-functional service teams at the local program level with regional support capabilities. Developing this infrastructure to support diversification significantly increased the Company's operating expenses and affected the results of its acquired operations in California which were not initially incorporated into the Company's existing support operations. Beginning in fiscal 1995, the Company initiated the Restructuring, which included three key initiatives: (i) the reorganization of senior management and other personnel; (ii) the reduction of the size of the local program's patient care teams within a new structure designed to provide exclusively hospice care; and
(iii) the elimination of various corporate, regional and local personnel positions no longer deemed necessary to manage the Company's operations. In June 1996, the Company entered into the Proposed Merger Transaction, which was terminated in November 1996. During this period, the Company experienced significant disruptions as a result of the anticipated combination of the operations of Vitas and Apria, particularly with respect to changes in the Company's admissions and education activities. In addition, the Proposed Merger Transaction caused a delay in the implementation of certain of the Company's Restructuring efforts. For each of the three months ended March 31, 1997 and June 30, 1997, however, the Company has reported net income of $29,000 and $1.2 million, respectively. While, to date, the Company's Restructuring efforts have had a positive impact on the Company's results of operations, there can be no assurance that such positive impact will continue, or that the Company will continue to be profitable in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR ADDITIONAL WORKING CAPITAL

    Continued expansion of the Company's business, including growth through acquisitions, will require additional capital. In the past, the Company has relied on funds raised through private equity and bank financing and its own cash flow to support such growth. Although the Company expects to use approximately $5.8 million of the proceeds of this Offering, together with funds from a new credit facility currently being negotiated and cash flow from operations, to provide funds for general corporate purposes, it is possible that the Company may also require additional capital in the future to support its operations, including making acquisitions. Sources of additional capital may include cash flow from operations as well as further public and private equity and debt financings. The ability of the Company to generate additional cash flow will depend on a number of factors, including the success of the Company's admissions and education activities as well as other factors that are not within the Company's control, such as competitive conditions and government regulation. There can be no assurance that the Company will be successful in producing sufficient cash flows or raising sufficient debt or equity capital to satisfy its working capital needs or that such funds, if available at all, will be available on a timely basis on terms that are acceptable to the Company. Failure to generate or raise sufficient funds may require the Company to delay or abandon some or all of its future growth strategy, which could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON RELATIONSHIPS WITH THIRD PARTIES

    The profitability and growth of the Company's business depend on its ability to establish and maintain close working relationships with managed care organizations, private and governmental third-party payors, hospitals, physicians, physician groups, home health agencies, long-term care facilities and other institutional healthcare providers, and large self-insured employers. There can be no assurance that the Company's existing relationships will be successfully maintained or that additional relationships will be successfully developed and maintained in existing or future markets. The loss of such existing relationships or the failure to continue to develop such relationships in the future could have a material adverse effect on the Company.

POTENTIAL IMPACT OF LARGE PAYORS

    Managed care organizations have grown substantially in terms of the percentage of the population that is covered by such organizations and in terms of their control over an increasing portion of the healthcare economy. Managed care plans have continued to consolidate to enhance their ability to influence the delivery of healthcare services and to exert pressure to control healthcare costs. The Company has a number of contractual arrangements with managed care organizations and other similar parties.

    The Company provides hospice care to many Medicare beneficiaries who receive their non-hospice healthcare services from health maintenance organizations ("HMOs") under Medicare risk contracts. Under such contracts between HMOs and HHS, the Medicare payments for hospice services are excluded ("carved out") from the per member per month payment from Medicare to HMOs and, instead, are paid directly by Medicare to the hospices. As a result, the Company's payments for Medicare beneficiaries enrolled in Medicare risk HMOs are processed in the same way with the same rates as other Medicare beneficiaries. The recently-enacted Balanced Budget Act codified that reimbursement for hospice services provided to beneficiaries enrolled in Medicare HMOs and the new Medicare+Choice plans is paid by Medicare directly to hospice programs rather than to Medicare managed care plans. No assurances can be given, however, that payment for hospice services will continue to be "carved out" of the HMO payment under Medicare risk contracts and similar Medicare managed care plans or that, if not "carved out," managed care organizations or other large third-party payors would not use their power to influence and exert pressure on healthcare providers to reduce costs in a manner that could have a material adverse effect on the Company. See "Business--Payment for Services."

POTENTIAL LIABILITY

    Participants in the hospice industry are subject to lawsuits alleging negligence, product liability or other similar legal theories, many of which involve large claims and significant defense costs. From time to time, the Company is subject to such lawsuits as a result of the nature of its business. Although the Company currently maintains liability insurance intended to cover such claims, there can be no assurance that the coverage limits of such insurance policies will be adequate or that all such claims will be covered by the insurance. In addition, these insurance policies must be renewed annually. While the Company has been able to obtain liability insurance in the past, such insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to the Company, if at all. A successful claim in excess of the insurance coverage could have a material adverse effect on the Company. Claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the business and reputation of the Company.

COMPETITION

    Hospice care in the U.S. is highly competitive. In many areas in which its programs are located, the Company competes with a large number of organizations, including major national and regional companies, hospital-based hospice and palliative care programs, numerous local organizations, physician groups, nursing homes, home health agencies, and infusion therapy companies and nursing agencies. Some of the current and potential competitors of the Company have or may obtain significantly greater financial and marketing resources than the Company. Various healthcare companies have diversified into the hospice market. For example, several large long-term care providers and other healthcare providers have entered into the hospice business directly or through affiliates. In addition, relatively few barriers to entry exist in the local markets served by the Company. Accordingly, other companies, including hospitals and healthcare organizations that are not currently providing hospice care, may enter the markets and expand the variety of services offered. There can be no assurance that the Company will not encounter increased competition in the future that could limit its ability to maintain or increase its market position, including competition from parties in a position to impact referrals to the Company. Such increased competition could have a material adverse effect on the Company. See "Business--Competition."

ACQUISITION RISKS; DIFFICULTIES OF INTEGRATION

    A significant element of the Company's future growth strategy is expansion through the acquisition of other hospice programs. In the normal course of business, the Company engages in acquisition discussions with a number of not-for-profit and for-profit hospice programs regarding possible acquisitions, and plans to continue expanding in selected locations. There can be no assurance that the Company's acquisition strategy will be successful. The success of the Company's acquisition program will be dependent upon a number of factors, including the Company's ability to identify suitable acquisition candidates and finance such acquisitions, competition for such acquisitions, the regulatory environment and/or regulatory enforcement initiatives such as ORT, the purchase price, the Company's compliance with any applicable covenants or restrictions in its credit facilities, the financial performance of the programs after acquisition and the ability of the Company to integrate effectively the operations of the acquired hospice programs. Acquisitions involve a number of risks related to integration, including possible adverse short-term effects on the Company's reported operating results, diversion of management's attention and dependence on retention, hiring and training of key personnel, some or all of which could have a material adverse effect on the Company. In addition, there can be no assurance that acquired operations will achieve net revenue or earnings that justify the Company's investment therein or expenses related thereto. Any failure by the Company to integrate or operate acquired programs effectively may have a material adverse effect on the Company.

    Since 1990 the Company has acquired hospice programs in Florida, California and Ohio, some of which involved acquisitions of hospice programs from not-for-profit entities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Since more than 70% of the hospice programs in the U.S. are not-for-profit or government-sponsored programs, it is likely that a substantial number of acquisition opportunities will involve hospice programs operated by not-for-profit entities. The Company believes that the acquisition of such programs is more complex than acquisitions from for-profit entities, since, among other things, such acquisitions are subject to provisions of the Code and, in certain states, state attorney general powers which have been interpreted to require that the consideration paid for the assets purchased be at fair market value, and, where applicable, that any fees paid for services be reasonable. In many states, there is no mechanism for state attorney general pre-clearance of transactions to assure that applicable standards have been met. Entities which acquire not-for-profit hospices could face potential liability if the acquisition transaction is not structured to comply with Code and state law requirements, and in some cases the transaction could be enjoined or subject to recission. Recently, the acquisition of not-for-profit businesses, including the fairness of the purchase price paid therefor, has received increasing regulatory scrutiny by state attorneys general and other regulatory authorities. Although the Company believes that reasonable actions have been taken to date to establish the fair market value of the assets purchased in prior acquisitions of hospice operations from not-for-profit entities and the reasonableness of fees paid for services, there can be no assurance that such transactions or any future similar transactions will not be challenged or that, if challenged, the results of such challenge would not have a material adverse effect on the Company.

DEPENDENCE ON PERSONNEL AND SKILLED EMPLOYEES

    The Company's performance depends in large part upon the continued contributions of its senior management, and the loss of services of certain of the Company's executive officers and senior management could have an adverse effect on the Company's business. Hugh A. Westbrook, the Company's Chairman of the Board and Chief Executive Officer, has an employment agreement with the Company. In addition, the Company has entered into severance agreements with executive officers and several other officers that would provide for payments to such individuals under certain circumstances relating to a change of control of the Company. See "Management--Employment and Other Agreements." The Company's performance also depends to a significant extent on the continued service of non-management professional and other employees involved in operations and on the Company's ability to continue to attract, motivate and retain highly qualified employees. The loss of a significant number of these employees could have a material adverse effect on the Company. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for certain employees is intense, and the process of locating and recruiting skilled personnel with the combination of skills and attributes required to care effectively for terminally ill patients and their families can be difficult and is often lengthy. There can be no assurance that the Company will be successful in continuing to attract or retain highly skilled nursing, management, operations, admissions and other personnel, and the Company's operating results could be materially adversely affected if the Company is unable to attract or retain these personnel.

CONTROL BY EXISTING STOCKHOLDERS

    Upon the consummation of the Offering, the existing holders of Common Stock and Common Stock equivalents of the Company will beneficially own approximately 60.6% of the outstanding shares of the Company's Common Stock and Common Stock equivalents (including approximately 44.0% which will be beneficially owned by the Company's directors, executive officers and their affiliates) which includes approximately 4.7% to be held by the Company's Employee Stock Ownership Plan (the "ESOP"). The sole trustee of the ESOP is Hugh A. Westbrook, the Company's Chairman, Chief Executive Officer, and a significant stockholder, but Mr. Westbrook's voting of the Common Stock held by the ESOP is subject to his fiduciary duties as a trustee and additional restrictions on voting such Common Stock. Nonetheless, the existing stockholders, if they act as a group, would be able to influence the election of the Company's directors and the outcome of matters requiring approval by the stockholders of the Company. See "Principal Stockholders" and "Description of Capital Stock."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND STATUTORY PROVISIONS

    The Company's Amended and Restated Certificate of Incorporation, as amended (the "Charter"), and Amended and Restated By-laws, as amended (the "By-laws"), as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue without stockholder approval preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Company's Board of Directors. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless certain conditions are satisfied. See "Description of Capital Stock." The Company intends to adopt a Stockholder Rights Agreement which will become effective upon the closing of the Offering. See "Description of Capital Stock-- Stockholder Rights Agreement" and "--Certain Anti-Takeover Provisions."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this Offering, there has been no public market for the Common Stock of the Company. Although the Company's Common Stock is expected to be approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market will be developed or sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock has been determined by negotiations between the Company and the representative of the Underwriters and may not be indicative of the price at which the Common Stock will trade after this Offering. See "Underwriting" for a description of the factors considered in determining the initial public offering price. In general, the price of the Company's Common Stock after this Offering will be determined in the marketplace and may be influenced by many factors, including variations in the quarterly operating results of the Company, changes in earnings estimates by securities analysts or the Company's ability to meet those estimates, fiscal trends in the healthcare industry (including legislative and regulatory proposals and changes), the depth and liquidity of the market for the Company's Common Stock, investor perception of the Company and general economic, legislative and market conditions. Accordingly, the market price of the Company's Common Stock may be highly volatile.

    The Company believes that immediately after this Offering it will be the only publicly held company principally engaged in providing hospice services. Most hospice programs operating today are not-for-profit organizations. The Company's status as a for-profit, public company engaged in the hospice business could result in unfavorable public comments or reactions which, in turn, could affect the views of government officials, members of the investment community, or others in a way that might adversely affect the Company's business and the market price of the Company's Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

    Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of approximately ($16.33) per share. The net tangible book value of the Common Stock outstanding subsequent to this Offering will be substantially less than the initial per share public offering price of the Common Stock. Further dilution is likely to occur upon the exercise of outstanding stock options as well as any future equity financings conducted by the Company to augment its working capital. See "Dilution."

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE;
  REGISTRATION RIGHTS; OUTSTANDING WARRANTS AND OPTIONS

    Sales of substantial amounts of Common Stock into the public market following the Offering, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock and adversely affect the Company's ability to raise additional capital in the capital markets at a time and on terms favorable to the Company. The Company can make no prediction as to the effect, if any, that the sale or availability for future sale of shares of additional Common Stock will have on the market price of the Common Stock prevailing from time to time.

    In addition to the 3,800,000 shares of Common Stock offered hereby (or a maximum of 4,370,000 shares in the event the Underwriters' over-allotment option is exercised in full), approximately 663,287 shares will be eligible for sale in the public market immediately upon the date of this Prospectus without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Holders of 3,320,402 outstanding shares and an additional 1,198,071 shares issuable upon the exercise of stock options are subject to certain lock-up agreements entered into between certain officers, directors, stockholders and option and warrantholders of the Company and the representative of the Underwriters. Beginning 180 days after the date of this Prospectus, upon the expiration of such lock-up agreements, 2,966,732 of these shares and all of the shares issuable upon the exercise of such stock options (1,174,697 of which would be vested and exercisable following the expiration of the 180 day lock-up period) will become available for sale, subject, in most cases, to compliance with the restrictions of Rule 144. The remaining 353,670 shares are "restricted securities" as defined under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act or pursuant to an exemption therefrom, including Rule 144. The holders of up to approximately 4,854,631 shares of Common Stock and certain options to purchase shares of Common Stock are entitled to certain registration rights with respect to such shares. By exercising their registration rights, such holders could cause a large number of shares to be registered and sold in the public market. See "Description of Capital Stock," "Shares Eligible For Future Sale" and "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 3,800,000 shares of Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be approximately $52.0 million (approximately $60.6 million if the Underwriters' over-allotment option is exercised in full), based upon a public offering price of $15.00 per share. In addition, the Company expects to receive $3.0 million in connection with the exercise of a warrant to purchase Common Stock upon consummation of the Offering. The Company anticipates that the net proceeds from the Offering, together with the proceeds received by the Company upon exercise of such warrant, aggregating approximately $55.0 million, will be used for the following purposes: (i) $30.0 million to redeem all of the outstanding shares of 9% Preferred Stock, including the payment of all accrued but unpaid dividends and an early redemption premium; (ii) $9.1 million to repay a portion of the outstanding borrowings under the Company's existing bank debt (as further described below); (iii) $8.6 million to repay two promissory notes issued in connection with the CHC Acquisition (as defined below); (iv) $1.5 million to repurchase a warrant for 522,289 shares at a per share price equal to the excess of the public offering price over $12.19, assuming a public offering price of $15.00 per share; and (v) the approximately $5.8 million remaining for general corporate purposes, including possible acquisitions. The Company does not have any agreements, arrangements or understandings with respect to any such acquisitions and no portion of the net proceeds has been allocated for any specific acquisition. See "Business--Business Strategy." Pending utilization of the net proceeds from this Offering for the purposes set forth herein, the Company intends to invest the net proceeds in short-term investment-grade, interest-bearing securities or certificates of deposit.

    The bank debt consists of a revolving credit facility and a term loan pursuant to a credit agreement dated February 17, 1995, as amended, between the Bank and the Company (the "Credit Agreement"). The revolving credit facility bears interest at variable rates (based on the London Interbank Offered Rate ("LIBOR"), the prime rate or the federal funds rate), and the interest rate on the term loan ranges from 11% to 12%. A significant portion of this debt was incurred in connection with the acquisition of substantially all of the assets and certain of the liabilities of Community Hospice Care, Inc. and its affiliated partnerships (collectively, "CHC" and sometimes referred to herein as the "CHC Acquisition"). See "Description of Indebtedness--Credit Agreement." In addition to the bank debt incurred to fund the cash portion of the purchase price in the CHC Acquisition, Vitas Healthcare Corporation of California, a wholly owned subsidiary of the Company ("Vitas-California"), issued two promissory notes to CHC as part of the purchase price. The interest rate on both promissory notes is 9%. The two promissory notes mature on March 31, 1998 and May 31, 1998, respectively. See "Description of Indebtedness--CHC Notes."

    The Company is negotiating a new credit facility which it expects would be in place upon consummation of this Offering. The revolving credit facility and term loan, both of which mature upon the closing of this Offering, would be replaced by a new credit facility, a portion of the funds from which would be used, together with a portion of the proceeds of this Offering, to pay off the existing credit facility and term loan. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

    The Company has never paid any cash dividends on its Common Stock and currently plans to retain earnings to finance the growth of the Company's business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed to be relevant by the Board of Directors. The Company is currently negotiating a new credit facility that is expected to contain restrictions on the Company's ability to pay cash dividends, and future borrowing arrangements may include similar restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 30, 1997, and as adjusted to give effect to: (i) the automatic conversion of all outstanding shares of the Company's Series B Preferred Stock into 2,026,293 shares of Common Stock on the closing of this Offering; (ii) the issuance of 246,634 shares of Common Stock by Chemed upon exercise of a portion of a warrant to purchase Common Stock and expiration of the remaining portion of such warrant; (iii) the sale by the Company of 3,800,000 shares of Common Stock in this Offering (at an initial public offering price of $15.00 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company); (iv) the application by the Company of a portion of the net proceeds of this Offering to redeem in full all outstanding shares of 9% Preferred Stock (including the payment of all accrued but unpaid dividends and an early redemption premium) and to repurchase a warrant to purchase Common Stock following this Offering as described under "Use of Proceeds"; (v) the repayment of $17.7 million of the Company's indebtedness with a portion of the net proceeds of this Offering as described under "Use of Proceeds"; and (vi) the exercise of the First Bank Warrant for 107,036 shares of Common Stock. The table should be read in conjunction with the Consolidated Financial Statements of the Company, and related notes thereto, appearing elsewhere in this Prospectus.

                                                                                                JUNE 30, 1997
                                                                                          -------------------------
                                                                                           ACTUAL    AS ADJUSTED(1)
                                                                                          ---------  --------------
                                                                                           (DOLLARS IN THOUSANDS)

Cash....................................................................................  $   9,225    $   15,025
                                                                                          ---------       -------
                                                                                          ---------       -------
Debt, including current portion:
  Bank debt (2).........................................................................  $  30,400    $   21,278
  Capital lease obligations.............................................................      1,772         1,772
  Other debt (3)........................................................................      8,588            --
                                                                                          ---------       -------
    Total debt..........................................................................     40,760        23,050
                                                                                          ---------       -------
Redeemable preferred stock:
  9% Preferred Stock (4)(5).............................................................     27,376            --
  Series B Preferred Stock (4)(5).......................................................     34,741            --
                                                                                          ---------       -------
    Total redeemable preferred stock....................................................     62,117            --
                                                                                          ---------       -------
Stockholders' equity:
  Common stock, $0.01 par value, 50,000,000 shares authorized; 1,652,806 and 7,832,769
    shares issued and outstanding at June 30, 1997 and as adjusted, respectively (5)....         17            78
  Additional paid-in capital............................................................    (32,403)       56,005
  Loan to the ESOP......................................................................       (959)         (959)
  Accumulated deficit...................................................................    (16,899)      (19,741)
                                                                                          ---------       -------
    Total stockholders' equity (deficit)................................................    (50,244)       35,383
                                                                                          ---------       -------
      Total capitalization..............................................................  $  52,633    $   58,433
                                                                                          ---------       -------
                                                                                          ---------       -------

------------------------
(1) Excludes 1,817,098 shares of Common Stock reserved for issuance upon the exercise of options which have been granted (with an average exercise price of $10.62 per share), 1,695,755 of which are exercisable within 60 days of the date of this Prospectus, and 148,032 shares subject to stock options that may be granted in the future under the Company's stock option plans and up to 35,679 shares subject to the First Bank Warrant if this Offering is not completed by November 29, 1997. See "Management-- Management Equity Incentive Plans," "--Non-Plan Stock Option Grants," and "Description of Capital Stock." Also excludes 570,000 shares issuable to the Underwriters pursuant to the Underwriters' overallotment option.
(2) As adjusted, reflects approximate amount to be outstanding under a new credit facility which the Company expects would be effective upon consummation of this Offering.
(3) At the Closing of the CHC Acquisition, Vitas-California issued to CHC, as part of the purchase price, two promissory notes (the "CHC Notes") in the amounts of $6.0 million ("CHC Note A") and $5.4 million ("CHC Note B"), respectively. See "Description of Indebtedness--CHC Notes."
(4) At June 30, 1997, the Company was authorized to issue 4,500,000 shares of preferred stock of which 532,500 preferred shares were issued and outstanding on that date. Such outstanding preferred shares consisted of (i) 9% Preferred Stock, cumulative, redeemable, $100 stated value, $1 par value, 270,000 shares issued and outstanding at June 30, 1997; and (ii) Series B Preferred Stock, redeemable, convertible, $100 stated value, $1 par value, 262,500 shares issued and outstanding at June 30, 1997. No preferred shares are outstanding as adjusted.
(5) Pursuant to an amendment to its Charter to be effective prior to the date of this Prospectus, the Company increased its authorized shares of Common Stock from 40 million shares to 50 million shares and its authorized shares of preferred stock from 4.5 million shares to 10,270,000 shares, of which 270,000 shares will be retired upon redemption of the 9% Preferred Stock as described in this Prospectus.

                                    DILUTION

    The Company had a deficit in net tangible book value at June 30, 1997 of approximately ($96.0) million or ($58.10) per share. Deficit in net tangible book value per share at June 30, 1997 is equal to the Company's total tangible assets less its total liabilities (including redeemable preferred stock), divided by the total number of outstanding shares of Common Stock at that date. After giving effect to the sale of the 3,800,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom, the conversion of the Series B Preferred Stock into 2,026,293 shares of Common Stock, the purchase of shares of Common Stock upon exercise of one of the warrants (and the expiration of the remaining portion of such warrant) held by Chemed, and the repurchase of the other warrant to purchase Common Stock held by Chemed, and the purchase of 107,036 shares of Common Stock upon exercise of the First Bank Warrant, the pro forma deficit in net tangible book value of the Company's Common Stock at June 30, 1997 would have been approximately ($10.4) million, or ($1.33) per share. This represents an immediate increase in net tangible book value of $56.77 per share to existing stockholders and immediate dilution of ($16.33) per share to purchasers of Common Stock in this Offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per common share (1)..........................                $15.00
    Deficit in net tangible book value per common share prior to this Offering......  ($  58.10)
    Increase in net tangible book value per common share attributable to purchasers
     of shares in this Offering (2).................................................      28.06
    Change in net tangible book value per common share attributable to the conversion of the Series B Preferred Stock and the purchase of shares of Common
     Stock upon exercise of two warrants and the repurchase of a third warrant to
     purchase Common Stock..........................................................      28.71
                                                                                      ---------
Pro forma deficit in net tangible book value per common share after this Offering...                 (1.33)
                                                                                                 ---------
Dilution per common share to new investors in this Offering.........................             ($  16.33)
                                                                                                 ---------
                                                                                                 ---------

------------------------
(1) Before deducting underwriting discounts and commissions and offering expenses to be paid by the Company.
(2) After deducting underwriting discounts and commissions and offering expenses to be paid by the Company.

    The following table summarizes the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company in the prior five years, the total consideration paid and the average price per share paid (based upon an assumed initial public offering price of $15.00 per share):

                                                           SHARES PURCHASED
                                                         IN PRIOR FIVE YEARS       TOTAL CONSIDERATION
                                                        ----------------------  -------------------------  AVERAGE PRICE
                                                         NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                                                        ---------  -----------  ------------  -----------  -------------
Existing stockholders (1).............................  2,469,796        39.4%  $ 29,384,819        34.0%    $   11.90
New investors.........................................  3,800,000        60.6     57,000,000        66.0     $   15.00
                                                        ---------       -----   ------------       -----
Total.................................................  6,269,796       100.0%  $ 86,384,819       100.0%
                                                        ---------       -----   ------------       -----
                                                        ---------       -----   ------------       -----

------------------------
(1) Includes the shares of Common Stock to be issued on the conversion of the Series B Preferred Stock and the exercise of the warrants and the consideration paid by the related purchasers.

    The foregoing tables assume (i) no exercise of stock options for 1,817,098 shares of Common Stock, 1,695,755 of which are exercisable within 60 days of the date of this Prospectus, (ii) no exercise of any options that may be granted in the future under the Company's stock option plans and (iii) no exercise of the First Bank Warrant for up to an additional 35,679 shares of Common Stock which is exercisable at $0.03 per share after November 29, 1997. Outstanding options to purchase Common Stock are at exercise prices ranging from $0.25 to $19.09 per share. The weighted average exercise price for outstanding options as of June 30, 1997 was $10.62 per share. To the extent that options or additional shares subject to the First Bank Warrant are exercised, there will be further dilution to new investors. See "Management--Management Equity Incentive Plans," "--Non-Plan Stock Option Grants," and "Description of Capital Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial data and other operating information of the Company for fiscal years ended September 30, 1992 through 1996 which are derived from the Consolidated Financial Statements of the Company, including the notes thereto, certain of which are contained elsewhere in this Prospectus. The selected consolidated financial data for the nine months ended June 30, 1996 and 1997 include all adjustments, consisting of normal recurring adjustments and accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The consolidated operating results for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending September 30, 1997. The selected consolidated financial data is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the notes thereto, included elsewhere in this Prospectus.

                                                                                                          NINE MONTHS ENDED
                                                                YEAR ENDED SEPTEMBER 30,                       JUNE 30,
                                                  -----------------------------------------------------  --------------------
                                                   1992(1)     1993       1994       1995       1996       1996       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Net revenue.....................................  $ 101,737  $ 128,405  $ 148,535  $ 193,275  $ 213,856  $ 161,657  $ 150,323
Operating expenses:
  Hospice program expenses......................     80,135     93,833    110,251    155,570    175,495    131,319    121,604
  Central support services......................     15,507     22,304     22,036     25,241     23,790     17,290     16,120
  Provision for bad debts.......................      1,316      3,283      3,973      6,828      7,958      4,035      3,283
  Depreciation..................................      1,018      1,794      2,931      4,197      5,438      3,993      4,308
  Amortization of goodwill......................        952        717        654      1,089      1,527      1,123      1,248
  Nonrecurring charges (2)......................         --      6,708        798         --         --         --         --
  Restructuring costs (3).......................         --         --         --      2,020      2,345         --      3,480
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses........................     98,928    128,639    140,643    194,945    216,553    157,760    150,043
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...................      2,809       (234)     7,892     (1,670)    (2,697)     3,897        280
Gain on terminated merger (4)...................         --         --         --         --         --         --      1,600
Gain on sale of assets..........................         --         --         --         --         --         --        484
Interest and other income.......................         90         97        715        329        279        222        364
Interest expense................................         --         --       (316)    (3,092)    (4,674)    (3,391)    (3,652)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes and other
  items.........................................      2,899       (137)     8,291     (4,433)    (7,092)       728       (924)
Provision (benefit) for income taxes............        992         46      3,150     (1,588)        --        248         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before other items................      1,907       (183)     5,141     (2,845)    (7,092)       480       (924)
Cumulative effect of change in
  accounting principle for income taxes.........         --        259         --         --         --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...............................  $   1,907  $      76  $   5,141  ($  2,845) ($  7,092) $     480  ($    924)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net income (loss) (5).................  $   1,662  $      76  $   5,141  ($  2,845) ($  7,092) $     480  ($    924)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) attributable to common
  stockholders..................................  $     544  ($  3,038) $     543  ($  7,443) ($ 11,690) ($  2,968) ($  4,372)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Supplemental net loss attributable to
  common stockholders (6).......................                                              ($  9,590) ($  1,393) ($  2,797)
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------
Supplemental net loss per common share (7)......                                              ($   2.56) ($   0.37) ($   0.74)
                                                                                              ---------  ---------  ---------
                                                                                              ---------  ---------  ---------
OTHER DATA:
Admissions (8)..................................     13,780     15,808     17,727     23,512     26,256     19,888     19,487
Average length of stay (9)......................       56.7       58.8       64.9       64.9       72.5       73.1       66.4
Average daily census (10).......................      2,402      2,967      3,499      4,488      4,902      4,925      4,507
Adjusted EBITDA (11)............................  $   4,779  $   8,985  $  12,275  $   5,636  $   6,613  $   9,013  $   9,318
Adjusted EBITDA as a % of net revenue...........       4.7%       7.0%       8.3%       2.9%       3.1%       5.6%       6.2%
                                                                                                     (CONTINUED ON NEXT PAGE)

                                                                      SEPTEMBER 30,                            JUNE 30,
                                                  -----------------------------------------------------  --------------------
                                                   1992(1)     1993       1994       1995       1996       1996       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

BALANCE SHEET DATA:
Cash, cash equivalents and investments..........  $   5,711  $  17,247  $  13,792  $   4,545  $   5,351  $   2,396  $   9,225
Working capital (deficit).......................      1,282     12,769     14,813      7,623     (9,754)   (27,332)   (15,653)
Total assets....................................     39,362     47,847     53,936     98,007     92,276     94,561     85,859
Total long-term debt............................      4,932      1,947      2,606     41,484     39,487      9,024     31,227
Total redeemable preferred stock................     27,053     53,987     56,155     58,323     60,491     59,949     62,117
Stockholders' equity (deficit)..................    (19,227)   (31,204)   (30,283)   (37,267)   (48,475)   (39,146)   (50,244)

------------------------------

(1) Selected consolidated financial information for the fiscal year ended September 30, 1992 has been adjusted to combine the operations of Vitas-Florida with those of the Company for the period through December 16, 1991. The Company's purchase of the outstanding stock of Vitas-Florida on December 17, 1991 was accounted for as if a pooling of interests had occurred since the Company was affiliated with Vitas-Florida through common ownership.

(2) In fiscal 1993, nonrecurring charges of $6.7 million related to the acceleration of performance bonus arrangements and vesting of non-qualified stock options. In fiscal 1994, nonrecurring charges of $0.8 million related to expense incurred in connection with a proposed public offering of the Company's Common Stock that was not pursued due to market conditions.

(3) Represents restructuring costs principally to establish severance reserves.

(4) Includes a $4.0 million settlement relating to the Proposed Merger Transaction, less $2.4 million of terminated merger costs.

(5) Through December 16, 1991, Vitas-Florida was an S Corporation under the Code. Pro forma net income for the fiscal year ended September 30, 1992 represents net income after deducting the income tax expense that would have been recorded had Vitas-Florida not been exempt from taxation under the S Corporation election.

(6) Gives effect to the elimination of the dividends which would have been payable under the mandatory redemption features of the Series B Preferred Stock.

(7) Computed assuming the Series B Preferred Stock is converted into 2,026,293 shares of Common Stock and, pursuant to the Commission's SABs, includes all Common Stock and Common Stock equivalents issued within the 12 months immediately preceding the Offering as if they were outstanding for all periods presented.

(8) Admissions is defined as the number of patients admitted into the Company's programs during the period.

(9) Average length of stay represents the sum of days of care of patients who have been discharged during the period divided by the total number of patients discharged in such period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) Average daily census is defined as the sum of the days of care of patients who have been under the Company's care during the period divided by the number of such days in the period.

(11) Adjusted EBITDA is defined as income before interest and other income, interest expense, taxes, depreciation and amortization, and excludes the $6.7 million and $0.8 million of nonrecurring charges in fiscal 1993 and fiscal 1994; the $2.0 million, $2.3 million and the $3.5 million in restructuring costs in fiscal 1995, fiscal 1996 and the nine months ended June 30, 1997; and the $1.6 million gain on terminated merger and the $0.5 million gain on the sale of assets in the nine months ended June 30, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements of the Company, and related notes thereto, included elsewhere in this Prospectus.

GENERAL

    The Company is the largest provider of hospice services in the U.S., with net revenue in fiscal 1996 of $213.9 million. Substantially all of the Company's revenues are derived from providing end-of-life care to terminally ill patients in their homes, which could be a residence or a long-term care or assisted living facility, or an inpatient facility. The vast majority of the Company's patients receive health insurance benefits under either the federal Medicare or Medicaid programs. Reimbursement from such programs represented 94% of the Company's net revenue in fiscal 1996. According to statistics developed by the CBO, Medicare reimbursement for hospice services grew from approximately $318 million in 1990 to approximately $1.9 billion in 1995, and is expected to grow to approximately $4.7 billion by 2000.

    The Company's revenue in any particular period is affected by a number of factors, including the average daily census and the level of hospice care provided in such period. Average daily census, which is the total number of patient days divided by the number of days in a period, is in turn impacted by the number of admissions and the average length of stay for patients. Admissions can typically affect average daily census in the period of admission as well as in future periods, depending on the length of stay of patients and the length of the period being measured. Average length of stay is affected by the timing of discharges and of the patient's decision to enroll in hospice care after diagnosis of a terminal illness. The admission decision may be influenced by the Company's efforts to increase awareness of the benefits of timely enrollment in hospice programs. Average length of stay, which is measured in any particular period by examining the length of stay for the patients discharged from the Company's hospice programs in that period, has recently been affected by the impact of various events relating to the ORT initiatives and other claims review activities, as described below. One of the Company's objectives is to increase awareness and acceptance of hospice services among medical professionals in order to increase both admissions and length of stay in its hospice programs.

    To receive Medicare or Medicaid payment for hospice services, a hospice physician and a patient's attending physician (if applicable), must certify that the patient has a life expectancy of six months or less if the underlying illness runs its normal course. Due to the uncertainty of such prognoses, it is contemplated that a number of the Company's patients do not die within six months of entering the hospice program. However, third party payors do not terminate payments for hospice services based on the expiration of such period or according to any other specified timetable. Continued eligibility for hospice services is based on periodic recertifications by the hospice physician or the patient's attending physician (if still involved in the patient's care) to determine whether the life expectancy of the patient continues to be six months or less. See "Business--Legislative Considerations." Various of the Company's patients may be discharged, from time to time, for reasons other than death, including discharges due to changes in their prognoses, their decisions to pursue curative treatment and transfers to other hospices. In the nine months ended June 30, 1997, approximately 88.9% of the Company's discharges were due to death.

    While the Company's average length of stay per patient was 66.4 days in the nine months ended June 30, 1997, there is significant variability in the number of days each of these patients spends in the Company's hospice programs. Of the patients discharged for any reason, including death, in the nine months ended June 30, 1997, 41.9% were discharged within 10 days of admission, 83.0% were discharged within 90 days of admission and 91.2% were discharged within 180 days of admission. During the same period, approximately 13.2% of the Company's total days of care was provided to patients within 10 days of their admission, approximately 49.6% was provided within 90 days of admission, approximately 66.0% was provided within 180 days of admission and the balance was provided after 180 days of admission.

    Hospice services are generally reimbursed under a "per diem" fee schedule based on the level of care provided and adjusted based on geographic location. Routine home care, which represented 78.8% of the Company's net revenue in fiscal 1996, is reimbursed by Medicare at rates currently ranging from $95 to $114 per day (depending on location). Continuous home care, which is provided for a minimum of eight hours in any 24-hour period in the patient's home and represented 3.0% of the Company's net revenue in fiscal 1996, is reimbursed by Medicare at rates currently ranging from $555 to $664 per day (based on a 24-hour day). General inpatient care, which is provided in an appropriate inpatient facility for pain control and symptom management which cannot be managed in other settings and represented 16.9% of the Company's net revenue in fiscal 1996, is reimbursed by Medicare at rates currently ranging from $423 to $500 per day. Inpatient respite care, which is provided when the family or caregiver of the patient requires a temporary reprieve for certain reasons other than the patient's physical decline, is reimbursed by Medicare at rates currently ranging from $98 to $113 per day, and physician services, which are billed separately from hospice services and reimbursed at the lesser of the actual charge of or the allowable charge for such services, represented the remaining 1.3% of the Company's net revenue in fiscal 1996.

    Annual rate adjustments for Medicare are generally determined by setting annual increases based on the "market basket" inflation rate, as calculated by HCFA for each federal fiscal year, which currently coincides with the Company's fiscal year. Historically, annual payment rate increases for Medicare reimbursement of hospice services have been based on the "market basket" inflation rate, which inflation rate increases were 4.3%, 3.6%, 3.5% and 2.5% for fiscal years 1994, 1995, 1996 and 1997, respectively, subject to the following annual inflation rate percentage point reductions: 2.0%, 1.5%, 1.5% and 0.5% in fiscal years 1994, 1995, 1996 and 1997, respectively. Thus, the annual rate increases required for hospice services in these periods were 2.3%, 2.1%, 2.0% and 2.0%, respectively. Under the Balanced Budget Act, the annual inflation rate percentage point reduction required for hospice services in each of the fiscal years 1998 through 2002 is 1.0%. Therefore, the annual rate increase for fiscal 1998 will be 1.7%, which is the "market basket" inflation rate of 2.7%, minus one percentage point.

    In addition, HCFA has recently modified the wage index methodology (to be phased in over three years) used to adjust payment rates to account for geographic variations in labor costs. Based on these adjustments, and assuming the Company's current geographic locations and utilization rates, the Company estimates that the modifications to the wage index methodology will reduce reimbursement from Medicare by approximately 0.5% in fiscal 1998, approximately 1.0% in fiscal 1999 and approximately 1.5% in fiscal 2000.

    Under the per diem reimbursement methodology, the Company is essentially at risk for the cost of eligible services provided to hospice patients. Profitability is therefore largely dependent upon the Company's ability to manage the costs of providing hospice services to patients. Hospice program expenses consist of labor and supply costs related to the delivery of patient care, certain administrative costs related to the admission process as well as other local program costs. Hospice program expenses also include the cost of nursing home room and board services for Medicaid hospice patients in excess of the amount which the Company bills and collects separately under the Medicaid program. Central support services include labor and other overhead costs for centralized support services, which include financial management, information and telecommunications systems, admissions and education programs, clinical operations support and human resources.

    The Company has included in its analysis of its financial results adjusted EBITDA which measures its income before interest and other income, interest expense, taxes, depreciation and amortization and excludes all restructuring costs, nonrecurring charges and certain other items. The Company believes that adjusted EBITDA is a relevant measure of its recent historical operating performance due to the significant impact of the Restructuring, the Proposed Merger Transaction and the goodwill resulting from its acquisitions in fiscal 1995 and 1996 on its reported financial results.

BACKGROUND

    From fiscal 1994 to fiscal 1996, the Company's net revenue increased by 44.0% from $148.5 million to $213.9 million and its average daily census increased by 40.1% from 3,499 patients to 4,902 patients. This growth was a result of the Company's acquisitions of hospice operations in fiscal 1995 and 1996 (the "Acquisitions"), which included:

    - in February 1995, the acquisition of the operations of CHC, which at the time of its acquisition was the largest provider of hospice services in California and the second largest for-profit provider in the U.S., and which represented the Company's entry into California;

    - in November 1995, the acquisition of the operations of Hospice of the Miami Valley, Inc. ("HMV"), a not-for-profit hospice provider based in Southwest Ohio, whose operations were combined with the Company's existing operations in Cincinnati, making the Company the largest provider of hospice services in the Greater Cincinnati area (the "HMV Acquisition"); and

    - in August 1996, the acquisition of the operations of Hospice of Central Florida, Inc. ("HCF"), a not-for-profit provider which was one of the first providers of hospice services in the U.S., constituting the Company's initial location in Central Florida (the "HCF Acquisition").

    In addition, the Company's net revenue benefited from the opening of DE NOVO sites in various locations, including Cincinnati, Ohio and Philadelphia, Pennsylvania in fiscal 1993, and San Antonio, Texas and Milwaukee, Wisconsin in fiscal 1994.

    In the future, the Company expects to focus on acquisitions of hospice operations with an average daily census of over 50 patients within its current areas of service or in contiguous locations. In addition, the Company will consider acquisitions of hospice providers in new regional locations which it believes provide the necessary platform for significant consolidation and opportunities for growth due to demographic characteristics. The Company believes that there are significant opportunities to acquire both independent hospice providers as well as the hospice operations of integrated service providers that meet these criteria. Based on industry data, the Company estimates there are approximately 3,000 hospice programs in the U.S., more than 70% of which are not-for-profit or government sponsored, and which have, on average, a daily census of between 40 and 45 patients. In light of the capital requirements and competitive pressures facing many hospice providers in the current healthcare environment, the Company believes that many providers of hospice care will find it attractive to combine their operations with other providers that have greater access to capital to better fulfill their mission to provide optimal end-of-life care in their communities. The Company believes that its history of having completed such transactions, including acquisitions of not-for-profit providers which are typically more difficult than acquisitions of for-profit providers, and its operating model, which is designed to take advantage of the economies of scale from such acquisitions, should enable it to realize opportunities for acquisitions that may be presented in the future.

    Over the past several years, the Company's operations have undergone significant changes which have negatively affected its financial performance but which, management believes, have resulted in an improved business model and positioned the Company for future growth and profitability. Prior to fiscal 1995, the Company had attempted to diversify its operations to include non-hospice services, such as chronic disease management, through the development of large multi-functional service teams at the local program level with regional support capabilities. Developing this infrastructure to support diversification significantly increased the Company's operating expenses and affected the results of its acquired operations in California which were not fully incorporated into the Company's existing support operations. Beginning in fiscal 1995, the Company initiated the Restructuring designed to return its emphasis to expanding its hospice operations and to create a more efficient operating model that emphasized a uniform structure in each of the Company's local hospice programs supported by centralized corporate functions.

    The Restructuring involved three key initiatives, which have been adopted and implemented in various stages since fiscal 1995 and have included: (i) the reorganization of senior management and other personnel; (ii) the reduction of the size of the local program's patient care teams within a new structure designed to provide exclusively hospice care; and (iii) the elimination of various corporate, regional and local personnel positions no longer deemed necessary to manage the Company's operations. The Company's current operating model emphasizes the delivery of hospice services through a standardized hospice program structure supported by centralized services provided from the Company's corporate office located in Miami, Florida. The Company believes that this operating model provides significant opportunities for the Company to expand through acquisitions and to recognize operating and cost improvements in these acquired operations.

    In June 1996, the Company entered into the Proposed Merger Transaction, which was terminated in November 1996. During this period, the Company experienced significant disruptions as a result of the anticipated combination of the operations of Vitas and Apria. These disruptions included the preparation for integration of Vitas' senior management, initial communications to various Vitas personnel of the projected termination date of their employment after the closing of the Proposed Merger Transaction, communications relative to anticipated reorganization of various support functions including admissions and education activities and the need for communication to Vitas' general employee base and healthcare professionals regarding the Proposed Merger Transaction. In addition, the Proposed Merger Transaction caused a delay in the implementation of certain of the Company's Restructuring efforts. In the first quarter of fiscal 1997, the Company recognized a $1.6 million gain on terminated merger in connection with the Proposed Merger Transaction, which represented the benefit of a $4.0 million settlement offset by a $2.4 million charge for related costs.

    The Company incurred restructuring charges of $2.0 million, $2.3 million and $3.5 million in fiscal 1995 and 1996 and the first quarter of fiscal 1997, principally to establish severance reserves for employees terminated in connection with the Restructuring. Also, in the first quarter of fiscal 1997, the Company recognized a gain on sale of assets of $0.5 million resulting from the sale of an under-performing hospice program. Although certain aspects of the Restructuring have not yet been fully implemented, the Company believes it has adequate reserves for all anticipated restructuring activities. The Restructuring and the Proposed Merger Transaction contributed significantly to the Company's losses in fiscal 1995 and fiscal 1996 and the nine months ended June 30, 1997. However, the Company has been profitable in the two most recent quarters of fiscal 1997.

QUARTERLY RESULTS

    The following table sets forth selected operating results for each of the seven quarters in the period ended June 30, 1997. The information for each of these quarters is unaudited but includes all normal recurring adjustments and accruals that management considers necessary for a fair presentation. Future operating results may fluctuate depending on a number of factors including the timing and operating results of acquisitions, the timing and opening of new programs, and changes in the level of care, length of stay or patient census.

                                                            THREE MONTHS ENDED
                                ---------------------------------------------------------------------------
                                DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                  1995       1996       1996       1996        1996       1997       1997
                                --------   --------   --------   ---------   --------   --------   --------

                                                          (DOLLARS IN THOUSANDS)
OPERATING DATA:
Net revenue...................  $54,516    $54,564    $52,577     $52,199    $51,492    $48,838    $49,993
Operating expenses:
  Hospice program expenses....   44,017     44,111     43,191      44,176     42,473     39,960     39,171
  Central support services....    5,913      5,812      5,565       6,500      5,504      5,051      5,565
  Provision for bad debts.....    1,453      1,250      1,332       3,923      1,360      1,004        919
  Depreciation................    1,243      1,355      1,395       1,445      1,462      1,415      1,431
  Amortization of goodwill....      368        377        378         404        425        412        411
  Restructuring costs (1).....       --         --         --       2,345      3,480         --         --
                                --------   --------   --------   ---------   --------   --------   --------
Total operating expenses......   52,994     52,905     51,861      58,793     54,704     47,842     47,497
                                --------   --------   --------   ---------   --------   --------   --------
Income (loss) from
  operations..................    1,522      1,659        716      (6,594)    (3,212)       996      2,496
Gain on terminated merger
  (2).........................       --         --         --          --      1,600         --         --
Gain on sale of assets........       --         --         --          --        484         --         --
Interest and other income.....       94         73         48          64         89        107        168
Interest expense..............   (1,181)    (1,142)    (1,061)     (1,290)    (1,089)    (1,074)    (1,489)
                                --------   --------   --------   ---------   --------   --------   --------
Income (loss) before income
  taxes.......................      435        590       (297)     (7,820)    (2,128)        29      1,175
Provision (benefit) for income
  taxes.......................      148        201       (101)       (248)        --         --         --
                                --------   --------   --------   ---------   --------   --------   --------
Net income (loss).............  $   287    $   389    ($  196)    ($7,572)   ($2,128)   $    29    $ 1,175
                                --------   --------   --------   ---------   --------   --------   --------
                                --------   --------   --------   ---------   --------   --------   --------
OTHER DATA:
Admissions (3)................    6,392      7,012      6,484       6,368      6,448      6,740      6,299
Average length of stay (4)....     76.3       67.7       75.4        70.6       73.4       62.0       63.3
Average daily census (5)......    4,982      4,938      4,854       4,837      4,685      4,384      4,448
Adjusted EBITDA (6)...........  $ 3,133    $ 3,391    $ 2,489     ($2,400)   $ 2,155    $ 2,823    $ 4,338
Adjusted EBITDA as a % of net
  revenue.....................     5.7%       6.2%       4.7%       (4.6%)      4.2%       5.8%       8.7%

------------------------

(1) Represents restructuring costs principally to establish severance reserves.

(2) Includes a $4.0 million settlement relating to the Proposed Merger Transaction, less $2.4 million of terminated merger costs.

(3) Admissions is defined as the number of patients admitted into the Company's programs during the period.

(4) Average length of stay represents the sum of days of care of patients who have been discharged during the period divided by the total number of patients discharged in such period.

(5) Average daily census is defined as the sum of the days of care of patients who have been under the Company's care during the period divided by the number of days in such period.

(6) Adjusted EBITDA is defined as income before interest and other income, interest expense, taxes, depreciation and amortization, and excludes the $2.3 million and the $3.5 million of restructuring costs in the three months ended September 30, 1996 and December 31, 1996, respectively, and the $1.6 million gain on the terminated merger and $0.5 million gain on the sale of assets in the three months ended December 31, 1996.

    The following table sets forth, for the quarters indicated, selected consolidated financial data expressed as a percentage of net revenue.

                                                                           THREE MONTHS ENDED
                                               ---------------------------------------------------------------------------
                                               DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,
                                                 1995       1996       1996       1996       1996       1997       1997
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                    (AS A PERCENTAGE OF NET REVENUE)
Net revenue..................................     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Operating expenses:
  Hospice program expenses...................       80.7       80.8       82.1       84.6       82.5       81.8       78.4
  Central support services...................       10.8       10.7       10.6       12.5       10.7       10.3       11.1
  Provision for bad debts....................        2.7        2.3        2.5        7.5        2.6        2.1        1.8
  Depreciation...............................        2.3        2.5        2.7        2.8        2.8        2.9        2.9
  Amortization of goodwill...................        0.7        0.7        0.7        0.8        0.8        0.8        0.8
  Restructuring costs........................         --         --         --        4.5        6.8         --         --
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses.....................       97.2       97.0       98.6      112.6      106.2       97.9       95.0
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from operations................       2.8%       3.0%       1.4%     (12.6%)     (6.2%)      2.1%       5.0%
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------

    The Company believes that its admissions, average length of stay and average daily census have been negatively impacted in fiscal 1996 and fiscal 1997 by several items, including (i) initial implementation of new guidelines developed by NHO, in consultation with HCFA, which established more specific criteria for analyzing terminal prognoses for certain non-cancer diagnoses; and (ii) publicity resulting from, and reactions to, the ORT initiatives and other claims review activities. See "Business--Operation Restore Trust and Claims Reviews." The Company also believes that publicity regarding allegedly ineligible long-stay patients of other hospices caused some hospice and attending physicians to be overly conservative in referring patients to hospice and in determining patients' prognoses, both at the time of admission and upon periodic recertifications. Reflecting these events, the median length of stay for all patients discharged decreased from approximately 18 days in fiscal 1996 to approximately 16 days in the nine months ended June 30, 1997. The Company believes that the length of stay data for fiscal 1996 and the beginning of fiscal 1997 is distorted by the effects of these events, including reduced admissions and increased discharges (particularly of long-stay patients) during these periods. The Company believes that the average length of stay data after the first quarter of fiscal 1997 reflects a more meaningful indication of trends regarding length of stay for the Company's patients.

    The Company's net revenue declined during the third and fourth quarters of fiscal 1996 from the second quarter of fiscal 1996 as the Company experienced disruptions in its admissions and other operations during the pendency of the Proposed Merger Transaction. During this period, the Company's admissions in its existing operations declined significantly, which was offset in part by the Company's acquisition of the operations of HCF in August 1996.

    In the first and second quarters of fiscal 1997, the Company's net revenue continued to decrease from the fourth quarter of fiscal 1996 due to a decline in average daily census and two fewer days in the second quarter compared to the first quarter. This decline in average daily census reflected lower admissions in the third and fourth quarters of fiscal 1996, and a decline in average length of stay in the second quarter of fiscal 1997.

    Net revenue increased in the third quarter of fiscal 1997 as compared to the previous quarter as average daily census increased primarily due to an increase in admissions in the first and second quarters of the fiscal year. Admissions declined in the third quarter of fiscal 1997 as compared to the previous quarter as changes in the Company's admissions program, designed to increase accountability of admissions personnel, led to attrition among such personnel. The Company has hired, and continues to hire, a number of experienced healthcare professionals to fill these vacant positions.

    Average daily census in fiscal 1997 has been negatively impacted by the sale and closure of certain hospice and other operations in the first and second quarters of fiscal 1997, which collectively reduced average daily census by approximately 100 patients.

    Hospice program expenses remained relatively constant through each quarter of fiscal 1996, but increased as a percentage of net revenue in the third and fourth quarters of fiscal 1996 due to a decline in net revenue. Such expenses decreased in the first and second quarters of fiscal 1997 as the Company continued to implement certain of its Restructuring efforts, particularly (i) the reduction of the size of the patient care teams in the local programs within a new structure designed to provide exclusively hospice care, and (ii) the elimination of certain functions at the local programs which are now performed at the Company's corporate office.

    In the third quarter of fiscal 1996, central support services were reduced by the reversal of bonuses previously accrued, which management determined would not be paid. In the fourth quarter of fiscal 1996, central support services increased due to an increase in general corporate expenses. These expenses were reduced in the first and second quarter of fiscal 1997 as the Company eliminated certain redundant support functions in its corporate office. Central support services increased in the third quarter of fiscal 1997 as the Company assumed certain support services at the corporate office previously performed at the local program level. The Company believes that its current structure should enable it to increase its revenue base with modest increases in the level of support services in the near future.

    Provision for bad debts increased significantly in the fourth quarter of fiscal 1996. This was due to, among other things, disruptions in normal collection efforts during the Proposed Merger Transaction, which affected billing and collection procedures, and a change in the Company's estimates as a result of the Company's ongoing evaluation of collectibility of accounts receivable. The Company has instituted a number of processes which it believes has improved its billing and collections procedures and which have resulted in a reduction of its provision for bad debts in the last several quarters. As a result, the provision for bad debts as a percentage of net revenue for each successive quarter beginning in the first quarter of fiscal 1997 has decreased.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, selected consolidated financial data as a percentage of net revenue.

                                                                                                NINE MONTHS ENDED
                                                                 YEAR ENDED SEPTEMBER 30,            JUNE 30,
                                                              -------------------------------  --------------------
                                                                1994       1995       1996       1996       1997
                                                              ---------  ---------  ---------  ---------  ---------

                                                                        (AS A PERCENTAGE OF NET REVENUE)
Net revenue.................................................     100.0%     100.0%     100.0%     100.0%     100.0%
Operating expenses:
  Hospice program expenses..................................       74.2       80.5       82.1       81.2       80.9
  Central support services..................................       14.8       13.1       11.1       10.7       10.7
  Provision for bad debts...................................        2.7        3.5        3.7        2.5        2.2
  Depreciation..............................................        2.0        2.2        2.5        2.5        2.9
  Amortization of goodwill..................................        0.4        0.6        0.7        0.7        0.8
  Nonrecurring charges......................................        0.5         --         --         --         --
  Restructuring costs.......................................         --        1.0        1.2         --        2.3
                                                              ---------  ---------  ---------  ---------  ---------
Total operating expenses....................................       94.6      100.9      101.3       97.6       99.8
                                                              ---------  ---------  ---------  ---------  ---------
Income (loss) from operations...............................       5.3%      (0.9%)     (1.3%)      2.4%       0.2%
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

NINE MONTHS ENDED JUNE 30, 1997 COMPARED TO NINE MONTHS ENDED JUNE 30, 1996

    Net revenue decreased 7.0% or $11.4 million from $161.7 million for the nine months ended June 30, 1996 to $150.3 million for the nine months ended June 30, 1997. Excluding the benefit of the HCF Acquisition, net revenue decreased by approximately 11.5% which management attributes to the business disruption from the Proposed Merger Transaction, elimination and sale of certain underperforming operations and the impact of publicity regarding the ORT initiatives and other claims review activities on the Company's business. Net revenue for the nine months ended June 30, 1997 includes the effect of a 2.0% Medicare rate increase effective October 1, 1996.

    Hospice program expenses decreased 7.4% or $9.7 million from $131.3 million for the nine months ended June 30, 1996 to $121.6 million for the nine months ended June 30, 1997. The decrease in expenses resulted from the Company adjusting its staffing levels for the reduced number of patients served, the reduction of the size of the local programs' patient care teams and the elimination of regional support staff. Although revenue declined, these adjustments enabled the Company to reduce expenses as a percentage of net revenue from 81.2% during this period in 1996 to 80.9% during this period in 1997.

    Central support services decreased $1.2 million or 6.8% from $17.3 million for the nine months ended June 30, 1996 to $16.1 million for the nine months ended June 30, 1997. The decrease in central support services related to the elimination of various corporate personnel positions no longer deemed necessary to administer the Company's operations and a reduction in professional fees and recruiting costs, which was offset, in part, by expenses associated with the assumption of certain support services at the corporate office.

    Provision for bad debts decreased from $4.0 million for the nine months ended June 30, 1996 to $3.3 million for the nine months ended June 30, 1997. Provision for bad debts as a percentage of net revenue decreased from 2.5% for the nine months ended June 30, 1996 to 2.2% for the nine months ended June 30, 1997 due to process improvements in billings and collections implemented in fiscal 1997.

    Depreciation increased $0.3 million from $4.0 million for the nine months ended June 30, 1996 to $4.3 million for the nine months ended June 30, 1997.

    Amortization of goodwill increased $0.1 million from $1.1 million for the nine months ended June 30, 1996 to $1.2 million for the nine months ended June 30, 1997.

    For the nine months ended June 30, 1997, the Company recorded restructuring costs of $3.5 million related principally to the realignment of the composition of the local patient care teams and elimination of the regional administrative infrastructure.

    For the nine months ended June 30, 1997, the Company recorded a gain on terminated merger of $1.6 million, which includes a $4.0 million settlement in connection with the Proposed Merger Transaction and $2.4 million of related costs, and a gain in the amount of $0.5 million on the sale of one of the Company's hospice programs.

    Interest expense increased $0.3 million from $3.4 million for the nine months ended June 30, 1996 to $3.7 million for the nine months ended June 30, 1997 due to the increase in average debt outstanding as a result of the HCF Acquisition.

    As a result of the various changes between the periods described above, income before income taxes decreased from $0.7 million for the nine months ended June 30, 1996 to a loss of ($0.9) million for the nine months ended June 30, 1997.

    The Company's effective tax rate was 34.1% for the nine months ended June 30, 1996. For the nine months ended June 30, 1997, the Company did not recognize a tax benefit on its loss due to a change in its deferred tax valuation allowance.

    As a result of the above factors, adjusted EBITDA increased from $9.0 million for the nine months ended June 30, 1996 to $9.3 million for the nine months ended June 30, 1997. As a percentage of net revenue, adjusted EBITDA increased from 5.6% for the nine months ended June 30, 1996 to 6.2% for the nine months ended June 30, 1997.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30,
  1995

    Net revenue increased 10.6% or $20.6 million from $193.3 million in fiscal 1995 to $213.9 million in fiscal 1996. The increase in net revenue was primarily attributable to the CHC Acquisition (February 1995), the HMV Acquisition (November 1995) and the HCF Acquisition (August 1996). Excluding these acquisitions, net revenue decreased in fiscal 1996 by approximately 2.7% reflecting both the disruption during the proposed Proposed Merger Transaction and the impact of the publicity regarding the ORT initiatives and other claims review activities on the Company's business. Net revenue in fiscal 1996 includes the effect of a 2.0% Medicare rate increase effective October 1, 1995.

    Hospice program expenses increased 12.8%, or $19.9 million, from $155.6 million in fiscal 1995 to $175.5 million in fiscal 1996. Hospice program expenses as a percentage of net revenue increased from 80.5% in fiscal 1995 to 82.1% in fiscal 1996. This increase was attributable to the higher cost structures of operations acquired in fiscal 1995 and fiscal 1996 and certain hospice program expenses which did not decrease along with the decrease in net revenue from the Company's existing operations.

    Central support services decreased $1.4 million or 5.7% from $25.2 million in fiscal 1995 to $23.8 million in fiscal 1996. The decrease in central support services relates principally to the reduction in personnel in fiscal 1995, including certain senior management and other corporate personnel.

    Provision for bad debts increased from $6.8 million in fiscal 1995 to $8.0 million in fiscal 1996. As a percentage of net revenue, provision for bad debts increased from 3.5% in fiscal 1995 to 3.7% in fiscal 1996.

    Depreciation increased $1.2 million from $4.2 million in fiscal 1995 to $5.4 million in fiscal 1996, which is attributable to increased fixed assets from acquired businesses and increased investment in the Company's information and telecommunications system.

    Amortization of goodwill increased $0.4 million from $1.1 million in fiscal 1995 to $1.5 million in fiscal 1996, which is attributable to amortization of increased goodwill from the acquired businesses.

    The Company recorded restructuring costs of $2.0 million in fiscal 1995 and $2.3 million in fiscal 1996 related to management and other personnel positions which were expected to be terminated.

    Interest expense increased $1.6 million from $3.1 million in fiscal 1995 to $4.7 million in fiscal 1996, which was due principally to increased debt incurred in connection with the Acquisitions.

    As a result of the various changes between the periods discussed above, the loss before income taxes increased from $4.4 million in fiscal 1995 to $7.1 million in fiscal 1996.

    The Company's effective tax rate was 35.8% in fiscal 1995. In fiscal 1996, the Company did not recognize a tax benefit on its loss due to a change in its deferred tax valuation allowance.

    As a result of the above factors, adjusted EBITDA increased from $5.6 million in fiscal 1995 to $6.6 million in fiscal 1996. As a percentage of net revenue, adjusted EBITDA increased from 2.9% in fiscal 1995 to 3.1% in fiscal 1996.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30,
  1994

    Net revenue increased 30.1%, or $44.8 million, from $148.5 million in fiscal 1994 to $193.3 million in fiscal 1995. The increase in net revenue was attributable principally to the CHC Acquisition. Excluding the effect of the CHC Acquisition, net revenue increased in fiscal 1995 approximately 9.5% due to increased revenue in certain Vitas programs which had initially commenced operations in fiscal 1993 and fiscal 1994. The fiscal 1995 period includes the effect of a 2.1% Medicare rate increase, effective October 1, 1994.

    Hospice program expenses increased 41.1%, or $45.3 million, from $110.3 million in fiscal 1994 to $155.6 million in fiscal 1995. Hospice program expenses as a percentage of net revenue increased from 74.2% in fiscal 1994 to 80.5% in fiscal 1995, due primarily to the higher cost structure of CHC's operations which are reflected in the fiscal 1995 results subsequent to the acquisition and the high cost structure of certain Vitas programs which had commenced operations in fiscal 1993 and fiscal 1994.

    Central support services increased 14.5%, or $3.2 million, from $22.0 million in fiscal 1994 to $25.2 million in fiscal 1995. The increase was principally due to costs associated with the termination of certain executive employee benefit programs, increased investment in the Company's business development activities, including resources dedicated to new site development and identification of acquisition candidates, and increased spending on support services.

    Provision for bad debts increased from $4.0 million in fiscal 1994 to $6.8 million in fiscal 1995 and as a percentage of revenue from 2.7% in fiscal 1994 to 3.5% in fiscal 1995. The increase in the provision was the result of more stringent documentation requirements by certain of Vitas' third-party payors, especially state Medicaid programs.

    Depreciation increased $1.3 million from $2.9 million in fiscal 1994 to $4.2 million in fiscal 1995, which is principally attributable to increases in the Company's investment in its information and telecommunications system.

    Amortization of goodwill increased $0.4 million from $0.7 million in fiscal 1994 to $1.1 million in fiscal 1995, which is attributable to amortization of increased goodwill from the CHC Acquisition.

    In fiscal 1994, the Company incurred nonrecurring charges of $0.8 million in connection with a terminated equity offering.

    In fiscal 1995, the Company recorded restructuring costs of $2.0 million related to the Company's efforts to reorganize senior management and other corporate personnel and eliminate various corporate personnel positions no longer deemed necessary to manage the Company's operations.

    Interest expense increased $2.8 million from $0.3 million in fiscal 1994 to $3.1 million in fiscal 1995, which is attributable to increased debt incurred in the CHC Acquisition.

    As a result of the various changes between the periods discussed above, income before income taxes and other items decreased from $8.3 million in fiscal 1994 to a loss of ($4.4) million in fiscal 1995.

    The Company's effective tax rate was 38.0% in fiscal 1994 and 35.8% in fiscal 1995.

    As a result of the above factors, adjusted EBITDA decreased from $12.3 million in fiscal 1994 to $5.6 million in fiscal 1995. As a percentage of net revenue, adjusted EBITDA decreased from 8.3% in fiscal 1994 to 2.9% in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company, since its inception, has relied on funds raised through private equity and bank financing transactions and its own cash flow to support external growth through acquisitions and internal growth through DE NOVO start-ups.

    Current bank debt consists of a revolving credit facility and a term loan. The revolving credit facility bears interest at variable rates (based on LIBOR, the prime rate or the federal funds rate) and the term loan bears interest at rates from 11% to 12%. The maturity date of this bank debt has been extended on various occasions through a number of amendments to the Credit Agreement to accommodate the Company's working capital needs. In connection with one of the extensions, various financial covenants

(specifically, the Consolidated Interest Coverage, Consolidated Leverage and Consolidated Fixed Charge Ratios) and related reporting requirements were waived and, in certain circumstances, modified. The Company continues to be subject to certain other financial requirements, including minimum liquidity and quarterly EBITDA requirements, and is required to repay or refinance the debt upon consummation of this Offering. A significant portion of the bank debt was incurred in connection with the CHC Acquisition in addition to two subordinated notes (CHC Note A in an initial amount of $6.0 million and CHC Note B in an initial amount of $5.4 million) both bearing interest at 9%. The Company is negotiating a new credit facility which it expects would be in place upon consummation of this Offering. The revolving credit facility and term loan under the existing credit facility, both of which mature upon the closing of this Offering, would be replaced by a new credit facility, a portion of the funds from which would be used, together with a portion of the proceeds of this Offering, to pay off the existing credit facility and term loan, as required. See "Use of Proceeds."

    The Company's need for working capital is reduced through its participation in the Medicare Periodic Interim Payment ("PIP") program. Under the PIP program, the Company receives cash advances every 14 days from the Medicare fiscal intermediary based upon anticipated Medicare claim service volume. Approximately 84.7% of fiscal 1996 net revenue was from the Medicare program. In addition, the Company currently participates in electronic billing for two of its Medicaid programs.

    Capital expenditures were $6.7 million in fiscal 1994, $5.3 million in fiscal 1995, $5.3 million in fiscal 1996 and $2.5 million in the nine months ended June 30, 1997. Capital expenditures were made principally to purchase computer hardware, to purchase or develop computer software, to purchase telecommunications systems and for various leasehold improvements and equipment. Capital expenditures for fiscal 1998 are currently budgeted at $5.2 million for similar purposes. Capital expenditures were financed, in part, by capital leases in amounts of $2.5 million and $1.3 million in fiscal 1994 and 1995, respectively. There were no capital lease agreements entered into in fiscal 1996 or the nine months ended June 30, 1997.

    Cash dividend payments on the outstanding shares of 9% Preferred Stock amounted to $2.4 million in fiscal 1993 through 1996. No cash dividends were paid during the nine months ended June 30, 1997. In August 1997, the Company made a cash dividend payment on the 9% Preferred Stock amounting to approximately $0.6 million, and the balance of accrued but unpaid dividends is expected to be paid from a portion of the proceeds of the Offering.

    As of June 30, 1997, approximately $45.8 million of the Company's assets are intangible in nature. These intangible assets resulted principally from Vitas' acquisitions of the operations of CHC, HMV and HCF and represent costs in excess of net tangible assets acquired in those acquisitions which were accounted for as purchase transactions and are being amortized over a period of 30 years. The carrying value of costs in excess of net tangible assets acquired will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that these costs will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, Vitas will reduce the carrying value by the estimated shortfall of cash flows, such shortfall to be calculated using discounted cash flows.

    The Company expects that certain proceeds from this Offering will be utilized to increase working capital by approximately $5.8 million and to otherwise reduce borrowings currently outstanding under its credit facility by approximately $9.1 million if it were not refinanced. The Company is currently negotiating a new credit facility in connection with this Offering and expects to have borrowings outstanding after this Offering in the approximate amount of $21.3 million.

    Management expects to continue its growth strategy through acquisitions and DE NOVO start-ups which in part will be financed from cash flow from operations, the new credit facility and to the extent required, additional debt or equity offerings. The Company's ability to generate or raise sufficient funds could ultimately impact its growth strategy.

MATTERS CONCERNING THIRD-PARTY REIMBURSEMENT

    For a discussion of the possible material adverse impact on the Company's business relating to third-party reimbursement and the current ORT and OIG review, see "Business--Payments for Services," "-- Regulatory
Environment--Reimbursement," and "--Operation Restore Trust and Claims Reviews."

EFFECT OF INFLATION

    The effect of inflation on Vitas' results of operations has not been material over the last three years. However, annual inflationary rate increases under the Medicare program (and as a result, state Medicaid programs) were reduced by the Omnibus Budget Reconciliation Act of 1993 ("OBRA 93") to the following annual rates: 2.3% for fiscal 1994, 2.1% for fiscal 1995, 2.0% for fiscal 1996, and 2.0% for fiscal 1997. Under the Balanced Budget Act, the annual inflation-based update allowed for hospices will be reduced by one percentage point for each of the federal fiscal years 1998 through 2002. The payment rates (except those for physician services) are adjusted by wage indices to account for geographic differences in wages. Under a final rule recently published by HCFA, a new wage index methodology (to be phased in over three years) was established which the Company estimates will reduce the Company's reimbursements from Medicare by approximately 0.5% in fiscal 1998, approximately 1.0% in fiscal 1999 and approximately 1.5% in fiscal 2000, subject to possible change due to, among other things, changes in the Company's utilization rates and the geographic distribution of the Company's utilization. See "Business--Regulatory Environment--Reimbursement." Additional future reductions in inflationary rate increases are possible and normal inflationary increases in Vitas' operating costs could in the future be at rates higher than those of Vitas' Medicare and Medicaid rate increases.

                                    BUSINESS

THE COMPANY

    Vitas is the largest provider of hospice services in the U.S. Hospice services emphasize palliative medical care and related services that focus primarily on improving the quality of life of terminally ill patients and their families, as opposed to attempting to "cure" the underlying or end-stage disease. Vitas provided hospice care to more than 31,000 patients in fiscal 1996, which the Company believes is more than four times the number of patients served by the next largest U.S. hospice provider. The Company's hospice operations, which were among the first in the U.S., were co-founded by the Company's current Chairman of the Board and Chief Executive Officer, who has been instrumental in the development of the legislative and clinical framework for hospice care in the U.S.

    The Company provides a comprehensive range of palliative services through 21 programs in 27 locations and believes it is the largest or second largest provider of hospice services in substantially all of its service areas within Florida, Texas, California, Illinois, Ohio, Pennsylvania and Wisconsin. For the nine months ended June 30, 1997, the Company served an average daily census of approximately 4,500 patients with an average length of stay of approximately 66 days. The Company expects to grow through a combination of: (i) acquisitions which will allow it to benefit from the opportunities for consolidation available in the fragmented hospice industry and (ii) greater demand for hospice services to the extent such services become increasingly accepted as a means of caring for terminally ill patients and based on an increasingly aging population in the U.S. Since fiscal 1992, the Company's net revenue has increased from approximately $102 million to approximately $214 million in fiscal 1996.

    The Company's hospice programs in South Florida began operations in 1978. The Company was incorporated in Delaware in 1983. Unless the context indicates otherwise, all references to the "Company" refer to Vitas Healthcare Corporation and its active wholly owned subsidiaries, which consist of Vitas-Florida, a Florida corporation, Vitas Healthcare Corporation of Ohio, a Delaware corporation ("Vitas-Ohio"), Vitas Healthcare Corporation of Pennsylvania, a Delaware corporation ("Vitas-Pennsylvania"), Vitas-California, a Delaware corporation and Vitas Healthcare Corporation of Central Florida, a Delaware corporation ("Vitas-Central Florida"). The Company maintains its principal executive offices at 100 South Biscayne Boulevard, Miami, Florida 33131, and its telephone number is (305) 374-4143.

THE HOSPICE INDUSTRY AND END-OF-LIFE CARE

    The hospice movement in the U.S. began in the mid-1970s to provide terminally ill patients and their families with an alternative to hospital-based, cure-oriented care. Hospice emphasizes palliative care (I.E., medical and related care that focuses primarily on the reduction of pain, uncomfortable symptoms, the physical and psychological stress of terminal disease, bereavement care for the families and improving the quality of the life of the patient rather than attempting to cure such disease), and it focuses on care provided outside of a hospital setting with family and patient participation in the care planning and delivery. Most older people in the U.S. die in nursing homes or hospitals while receiving aggressive therapy for diseases that leave little or no hope for cure, such as distant metastasized cancers, congestive heart failure ("CHF"), chronic obstructive pulmonary disease ("COPD") or cerebrovascular disease. Medical treatment for patients with terminal illnesses often has involved technologically intense and uncoordinated clinical care, aggressive curative procedures and high-cost, acute care hospital stays.

    A significant benefit of hospice to patients, their family members, and payors is the comprehensive management by an interdisciplinary team of the healthcare services and products needed by a terminally ill patient and his or her family. Frequently, terminally ill patients not receiving hospice care receive medical services from physicians, hospitals, home health agencies, skilled nursing facilities, home infusion therapy companies and/or pharmacies, which may include little or no effective coordination among them. The lack of coordination often results in a lack of clear accountability for clinical outcomes and the cost of services provided. In addition, the provision of services in this manner may cause the patient and his or her family further stress and dysfunction. By contrast, hospice services are coordinated through an interdisciplinary team of professionals and staff. These services include nursing care, physician services, home health aide services, pastoral care, social work, counseling services, short-term inpatient care, drugs for symptom management and pain control, medical equipment and supplies, and ancillary services such as respiratory, physical, speech and occupational therapy services. Hospice care also includes various support and psychosocial services and bereavement care to the families of patients for at least 12 months after the patient's death. The interdisciplinary team assesses the clinical and psychosocial needs of the patient and family, develops a plan of care, and delivers, monitors and coordinates that plan with the goal of assuring appropriate care for its patients and their families.

    This interdisciplinary model of hospice care delivery is covered under the Medicare program, which is the payor for the vast majority of end-of-life health care in the U.S. as approximately 72% of all deaths in the U.S. are among people older than 65 years of age. With bipartisan support, Congress enacted the Medicare hospice benefit in 1982. In addition to Medicare, hospice care is now covered by Medicaid in at least 41 states (including all the states in which Vitas operates) and by most private insurance plans.

    According to statistics developed by the CBO, Medicare reimbursement for hospice services grew from $318 million in 1990 to $1.9 billion in 1995, and is expected to grow to $4.7 billion by 2000. The Company believes, based on its own experience, that this increase reflects a wider knowledge and acceptance of the benefits to patients and families from receiving hospice care. Despite this growth, the hospice industry represents approximately 1% of Medicare total spending and less than 10% of Medicare spending for individuals during their last six months of life. Medicare spends more than $200 billion per year, with approximately $28 billion of that amount spent for patients in their last 60 days of life.

    Based on industry data, the Company estimates there are approximately 3,000 hospice programs in the U.S., more than 70% of which are not-for-profit or government-sponsored, and which have, on average, a daily census of between 40 and 45 patients. The Company believes that the small size of average hospice programs makes it difficult for such programs to realize significant economies of scale, to embrace up-to-date information systems and telecommunications technology, and to recruit experienced managers. Vitas, by comparison, cared for more than 31,000 patients in fiscal 1996, and for the nine months ended June 30, 1997, the Company served an average daily census of approximately 4,500 patients.

VITAS OPERATING MODEL

    The Company has developed a distinct operating model that is designed to make it a highly efficient hospice provider. This operating model, which provides hospice care at the local program level supported by centralized corporate services, focuses on the following fundamental aspects:

    - INFORMATION AND TELECOMMUNICATIONS SYSTEMS INFRASTRUCTURE. After years of operating with manual systems and off-the-shelf computer programs that were principally designed for other types of healthcare providers, the Company designed and implemented its own enterprise-wide information and telecommunications system called "Vitas Exchange" or "Vx." The Vx information system is a flexible, modular client server technology using advanced relational data bases, dedicated phone lines, computer and telephonic input and remote access to create a real-time electronic record with specified data for each patient. While the Vx system is intended to store a variety of information linked to the patient, it also has the capability to report numerous other types of information in multiple formats, such as patient billing and employee payroll. For example, nurses in the field can access the Vx system from a remote location and enter information regarding their visits, which automatically updates the patient's data files and the payroll time records through the Vx system. Other Vx users have immediate real-time access to the newly entered information on the patient and the nurse. In addition to supplying clinicians with certain up to date information about their patients, the Vx information system has the ability to perform multivariate regression analyses to help determine the most efficient and efficacious ways of caring for patients. This infrastructure also gives the Company the potential capacity to test clinical protocols, experiment with new treatment methods, deliver after hours care in a more cost effective manner and possibly test new palliative care drugs and therapies.

    Since 1993, the Company has capitalized $6.7 million in the development, implementation and improvement costs of this system. The Company believes the Vx system is the most advanced system of its kind utilized in the hospice community and can be made available for use by hospice programs the Company acquires within a reasonably short period of time after such acquisitions. In April 1997, the Company entered into an agreement with CareTools, Inc. ("CareTools") pursuant to which, in exchange for certain royalties and a warrant to purchase preferred stock of CareTools, the Company licensed to CareTools certain rights with respect to the Vx system to enable CareTools to incorporate the components of the Vx system into CareTools' software packages for use by other healthcare providers.

    - PIONEERING CLINICAL MANAGEMENT PROGRAMS.   The Company has developed
innovative clinical tools to improve the manner in which it provides end-of-life care. Specific guidelines for managing pain and symptoms have been developed by the Company after researching and analyzing many different pain and symptom protocols. The Company has also collaborated in the development of an innovative assessment tool, the Missoula-Vitas Quality of Life Index ("MVQOLI"), which is designed to measure quality of life in terminally ill patients. This tool, used in combination with the Company's Vx information system, facilitates the ability of the Vitas interdisciplinary team to adjust its care plan to reflect the needs of the patient. In addition, this tool can be used retrospectively to monitor and evaluate the Company's success in satisfying the unique needs of terminally ill patients. As another example of the Company's pioneering outcomes management initiatives, it has developed and is implementing a specialized pain measurement protocol to evaluate the effectiveness of Vitas interventions in reducing pain severity.

    - EXPERTISE IN EDUCATING AND COMMUNICATING WITH HEALTHCARE PROFESSIONALS, PATIENTS AND FAMILIES ABOUT END-OF-LIFE DECISIONMAKING AND PALLIATIVE CARE. The Company believes that the U.S. healthcare delivery system has found it challenging to educate medical professionals about end-of-life care, including pain and symptom management. In addition, many healthcare professionals lack training and experience difficulty in communicating with patients and families about death and dying. As a result, the Company's operating model includes a dedicated group of Vitas representatives that focuses on educating healthcare professionals about the potential benefits for their patients of Vitas services. These functions, performed by Vitas-trained employees, enhance the Company's ability to meet the needs of the patients of such healthcare professionals.

    - EFFICIENCIES FROM SIGNIFICANT LOCAL AND NATIONAL ECONOMIES OF SCALE. The Company realizes significant efficiencies from its ability to bill and collect from third parties (including Medicare) through a centralized operation at the Company's corporate office, to make quantity purchases of drugs, medical equipment, medical supplies, computers and certain other equipment and supplies, to provide after hours "on call" services at relatively low cost, and to purchase at a discount employee benefit programs.

BUSINESS STRATEGY

    The Company believes that achieving a strong geographic presence in each of its locations will result in significant advantages, including strong patient care and demonstrable economies of scale. The Company's strategy for business growth includes the following:

    - GROWTH FROM ACQUISITIONS. The Company regularly analyzes expansion opportunities in its existing markets and in selected new areas. In determining where to expand, the Company considers factors such as local demographics, hospice utilization, existing competition, and the opportunity to become the leading hospice provider in the area.

    The Company has recently expanded significantly through the acquisition of three hospice organizations operating in eight locations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The California operations of the Company began in early 1995 through the acquisition of the second largest for-profit hospice operation in the U.S. operating in six locations in Southern California. In November of the same year, the assets acquired from a not-for-profit program in Ohio were added to the Company's DE NOVO program in the same area, and when combined became the largest provider of hospice care in Southwest Ohio. In August 1996, hospice operations were acquired in Central Florida through the purchase of a not-for-profit hospice program established in 1977. In addition, part of the Company's geographic expansion since 1993 has been accomplished through development of DE NOVO sites, including programs now in operation in Texas, Ohio, Pennsylvania and Wisconsin.

    Based upon the experience of the Company and its senior management, the Company believes that it is well positioned to acquire hospice programs in both new and existing markets. While hospices have extensive experience with end-of-life care, management believes that many community hospices, in order to continue fulfilling their organizational missions, will need and be challenged to acquire advanced information system technology, greater access to capital, and/or sophisticated relationships with large providers and payors. The Company believes that its ability to implement its scalable operating model in a variety of acquisition contexts satisfies these objectives. As continued consolidation occurs throughout the healthcare industry, the Company believes that community hospice programs will increasingly consider combining their operations with the Company to overcome these challenges. In light of the Company's leading historical role in the hospice movement and its capabilities, management believes that many community hospices will conclude that an acquisition by Vitas would provide an attractive way to seek to provide optimal end-of-life care in their communities.

    Since more than 70% of the hospice programs in the U.S. are not-for-profit or government-sponsored programs, it is likely that a substantial number of acquisition opportunities will involve hospice programs operated by not-for-profit entities. Unlike acquisitions of for-profit hospice businesses, the acquisition of not-for-profit hospice operations present complex and unique challenges for the acquiring entity. For example, acquisitions of not-for-profit operations are subject to provisions of the Code and, in certain states, state attorney general powers which have been interpreted to require that the consideration paid for the assets purchased be at fair market value, and, where applicable, that any fees paid for services be reasonable. These acquisitions require a thorough understanding of the legal standards that are likely to be applicable to such transactions. In addition, not-for-profit hospices are often concerned about a decline in the quality and level of patient care following the acquisition by a for-profit organization. These concerns often necessitate special efforts by the acquiring entity to work with the not-for-profit organization to assure it that the quality and level of patient care and bereavement will not be compromised. The Company believes that its recent acquisition experience, coupled with its understanding of the not-for-profit environment, distinguish the Company from other hospice providers and should favorably position the Company for future acquisition opportunities with not-for-profit organizations.

    In the normal course of business, the Company engages in acquisition discussions with a number of not-for-profit and for-profit hospice programs regarding possible acquisitions and plans to continue expanding in selected locations. However, the Company is currently not a party to any acquisition agreements with respect to any future acquisitions.

    - GROWTH IN EXISTING SERVICE AREAS. The Company believes that continued education of healthcare providers, payors, and patients combined with the Company's increasing sophistication in caring for terminal patients, including patients with noncancer diagnoses, creates opportunities for continued growth in existing markets. Even in highly penetrated areas like Broward County, Florida (where 38% of all deaths and 68% of all cancer deaths occur under the care of a hospice provider), the Company believes that further growth is achievable because of factors such as: (i) increasingly sophisticated mechanisms to serve terminally ill non-cancer (E.G., COPD and CHF) patients with services specifically adapted to their disease-specific needs; (ii) GREATER availability of inpatient care, and particularly hospice inpatient units, for patients whose clinical needs cannot be met in the home setting; (iii) greater availability of continuous care to help patients remain at home when their symptoms and conditions require intense levels of care; (iv) an aging population, and specifically the rapidly growing segment of those over 85 years of age, which Vitas' experience has shown is the age segment with the highest rate of use of hospice care; and (v) an increase in the average length of stay of hospice patients as the patients and their healthcare providers are further educated about the benefits from hospice services and elect hospice care earlier in the disease process.

    - GROWTH FROM EXPANDED BUSINESS ARRANGEMENTS WITH MANAGED CARE ORGANIZATIONS AND OTHER HEALTHCARE PROVIDERS. The Company intends to pursue additional and more expansive business arrangements with managed care organizations, healthcare delivery systems, and other providers. Many of the regional and national providers are attempting to develop a complete continuum of care for their patients, but they often lack a depth of specialized expertise regarding end-of-life care. The Company's operating model enables it to meet the most important expectations of these providers: real-time patient information, measurable quality and outcomes, competitive pricing, innovative programs and high level business and clinician relationships. In addition, the Company believes that it has significant name recognition in the hospice industry. Since many managed care organizations and delivery systems operate regionally, the Company believes that most of these business arrangements will be regional in nature. As a result, the Company continues to expand in its service areas and continues to pursue acquisitions in and contiguous to its current markets. In addition, the Company is exploring the possibility of providing certain management, consulting and other services to hospice providers by utilizing the Company's information and telecommunications systems. The Company is also exploring the formation of network or joint venture relationships with other hospice providers for the purpose of offering hospice care to national or regional managed care providers or other healthcare delivery systems on a regional basis.

HOSPICE SERVICES

    HOSPICE PROGRAM ORGANIZATION

    Since 1995, the Company has initiated a series of Restructuring efforts designed, in part, to create a more efficient operating model that emphasizes a uniform structure in each of the Company's local hospice programs supported by centralized corporate functions. Each hospice program has a general manager supported by a senior management staff including a medical director, a patient care administrator and a director of admissions. Human resources, information systems, clinical, regulatory and financial services are provided by the Company's corporate staff to support each program as needed.

    GENERAL DESCRIPTION OF SERVICES

    The capability of the Company to deliver high quality, cost-effective clinical and psychosocial care to its patients and their families rests with an interdisciplinary team that implements an individualized plan of care designed to address the patient's and family's needs. The goal of these teams is to make a patient's final stage of life as dignified and comfortable as possible. Patient care is provided by teams that are managed by a team manager and staffed with clinical and psychosocial services specialists. Together, these professionals provide 24-hour per day, 365-day per year access to the following services and supplies when required under the plan of care and related to the patient's terminal illness:

    - nursing services;

    - physician services;

    - home health aide services;

    - medical social work services;

    - medications for pain control and symptom management;

    - family counseling and intervention;

    - family bereavement care and survivor counseling;

    - pastoral care services and support;

    - specialized therapies including respiratory, physical and speech therapy and nutritional counseling;

    - home medical equipment and medical supplies;

    - homemaking services including occasional household chores, cooking and shopping; and

    - volunteer services and companionship.

    The number of patients cared for by each specific team varies, as does the staffing of each team. A typical team is composed of approximately 12-14 individuals who provide care to approximately 40-60 patients. Hospice care teams typically serve an assigned geographic area of a community. The majority of team services are delivered by full-time employees of the Company. Services and supplies such as home medical equipment, medications, medical supplies and certain specialty therapies are obtained under arrangements with selected subcontractors and vendors.

    When a patient elects to receive hospice care, the interdisciplinary team establishes a plan of care with the patient and the patient's family which specifies the frequency of patient/family visits and other services according to assessed need. Patients with intense needs may receive more services, and patients requiring round-the-clock nursing in periods of medical crisis can be accommodated either by continuous (up to 24-hour per day) home care or by placement in an inpatient setting. The treatment plan of every patient/ family receiving hospice services is reviewed at least every two weeks in an interdisciplinary team conference.

    These services and supplies are delivered in various settings, typically in the patient's home (which could include a long-term care or assisted living facility), but are also provided, when necessary for more aggressive symptom management, in an inpatient setting. During a patient's stay in a hospice program, the patient's condition may change, necessitating management in more than one location, in which case the Company oversees such changes and manages the care in each site.

    The Medicare program requires a hospice program to utilize volunteers to provide administrative and patient-related services in an amount equal to at least 5% of the patient care hours for such program. Volunteers are actively involved in many phases of the Company's operations, including certain types of patient care activities, psychosocial support (non-professional), community relations, administrative activities and bereavement functions. Volunteers receive no compensation, but the Company provides volunteers with certain types of training and education. When appropriate, volunteers are assigned to tasks they request. Services provided by volunteers enhance the services performed by the Company's paid professional staff.

    The Company's admissions originate from a variety of sources, including physicians, nurses, discharge planners, social workers, clergy, nursing home administrators and directors of nursing and managed care organizations and other third party payors. Each of these sources contacts a Company admission coordinator at the time it is determined that the patient's and his or her family's needs may best be met through hospice care. The Company's admissions personnel are trained in the management of the psychosocial issues surrounding hospice admissions.

    The principal objectives of the Company's admission process are to assure that the patient and family understand the services offered by the Company and have expectations that are consistent with the Company's program, to confirm that informed consent takes place and to examine and, if appropriate, collect information for compliance with payor requirements. The Company devotes significant effort to seek to ensure the appropriateness of the patient for admission and, further, to seek to ensure that its admission personnel communicate clearly and concisely about the decision to elect hospice care. To receive Medicare or Medicaid payment for hospice services, a hospice physician and the patient's attending physician (if any) must certify that at the time of admission the patient has a life expectancy of six months or less if the illness runs its normal course. Following admission, the patient is assigned to an interdisciplinary team which is responsible for developing and delivering the patient's plan of care.

    In order to broaden the awareness and acceptance of hospice services, Company-trained employees educate the community regarding the general benefits of hospice care and the specific advantages of the Company's services. These representatives describe the concept of hospice care and the Vitas program in individual and group formats using customized informational materials developed by the Company.

    In recognition of the significance of ethical issues raised by the delivery of care to terminally ill patients, the Company has organized and maintains ethics committees at the national and local levels, which may include clinical professionals, ethicists, members of the public, and representatives of the Company's management and staff to address ethical issues that arise from time to time in the operation of the Company's business.

    INPATIENT SERVICES

    On occasion, patients may require more intensive treatment in inpatient settings, or families caring for hospice patients may require respite from the demands of providing care and support in their homes. On these occasions, the Company provides access to inpatient hospice services for short periods.

    The Company typically offers inpatient services in one of two ways:

        HOSPICE INPATIENT UNITS. Under this arrangement, the Company contracts for space in a hospital or sub-acute facility and furnishes its own employees as clinical and psychosocial staff. The hospital or sub-acute facility provides dedicated space, housekeeping and dietary services, and ancillary services such as laboratory, x-ray and pharmaceuticals on a usage basis. The Company advises the institution on renovating the space to conform to regulatory and Company specifications. Many hospitals and sub-acute facilities find this arrangement attractive since they are able to offer a wider range of services in the continuum of care. From a physical standpoint, the typical hospice inpatient unit is a ten- to twenty-bed unit designed with rooms to accommodate family members who wish to remain overnight. The units, decorated in a home-like, comfortable manner, also may include eat-in kitchens and living rooms. The units typically have few or no visiting restrictions and families are encouraged to participate in patient care decisions and caregiving. From a clinical standpoint, these units incorporate intensive staffing, as well as counseling and chaplaincy personnel and an inpatient team physician. As with other hospice patients, the patient's personal physician may continue to provide primary medical care. For those patients without primary care physicians, Company physicians provide primary medical care.

        CONTRACT RELATIONSHIPS. In addition to its hospice inpatient units, the Company contracts with hospitals and sub-acute and other skilled nursing facilities to provide hospice inpatient care on an as-needed basis. Under this arrangement, the plan of care prepared by the interdisciplinary team is implemented through provision of services by the hospital or sub-acute or other skilled nursing facility and its employees. The members of the interdisciplinary team retain ultimate responsibility for the patient and quality of services provided and deliver those hospice services not provided by the hospital or its employees.

    HOME HOSPICE CARE SERVICES FOR RESIDENTS OF LONG-TERM CARE AND ASSISTED
     LIVING FACILITIES

    In 1996, approximately 17% of the 2.3 million deaths in the U.S. occurred in long-term care facilities. In accordance with federal law, hospices may provide hospice services to residents of long-term care facilities, treating the facility as the patient's home for purposes of receiving hospice care. Accordingly, the Company has entered into agreements with long-term care facilities under which it makes its hospice services available to residents of those facilities. The long-term care facility continues to render "room and board" services, while the Company's interdisciplinary team develops a plan of care and pursuant thereto provides care related to the terminal illness. For the nine months ended June 30, 1997, approximately 23.1% of the patients admitted to the Company's hospice programs were residing in long-term care facilities at the time of admission, and approximately 34.7% of the Company's net revenue is derived from routine home care and continuous care provided to such patients. In a similar fashion, the Company provides hospice care services to residents of assisted living and similar facilities as permitted under state law. See "--Operation Restore Trust and Claims Reviews."

CENTRAL SUPPORT SERVICES

    The Company's hospice operations are supported by a corporate office located in Miami, Florida which provides coordination, centralized resources and direct central support services to each hospice location. Central support services include:

    - FINANCIAL MANAGEMENT SYSTEMS AND PROGRAMS. Among other things, the Company's corporate office provides electronic billing to the Medicare program and certain state Medicaid programs. Company accounting personnel prepare monthly operating statements for each hospice location as well as various analyses on operating trends and performance as compared to budget. Operating budgets are prepared at least annually for each hospice program to a level of detail which includes various key elements of team-level cost. Treasury management activities including cash disbursements are also performed in the corporate office.

    - INFORMATION AND TELECOMMUNICATIONS SYSTEMS. The Company has developed a proprietary information system named "Vitas Exchange" or "Vx" which provides integrated access to data related to, among other things, patient admission, clinical information management, payroll and employee productivity management, service billing and collection, and financial processing and reporting. In 1997, Vitas granted to CareTools a license to, among other things, incorporate one or more of the software components of the Vx system into the company's own software package.

    - ADMISSIONS AND EDUCATION PROGRAMS. Each of the Company's hospices employs individuals responsible for presenting information regarding hospice care and the Company's services to members of the local healthcare community and providing logistical support in the admissions process. Professionals based in the corporate office provide orientation and ongoing training for these employees, many of whom have prior marketing experience. In addition, centralized admissions programs are developed and implemented to support these activities as well as to extend the Company's geographic reach and service capabilities. These programs include market research, admissions support, clinical education and outreach programs, communications and product development.

    - CLINICAL OPERATIONS SUPPORT. The corporate office includes various staff members responsible for Company-wide development, coordination and management of clinical and quality assurance programs. Quality assurance activities seek to assure compliance with governmental, professional and Company standards of care. The corporate office supports ongoing compliance activities related to the accreditation process of the Joint Commission on Accreditation of Healthcare Organizations.

    The Company has developed a specialized pain measurement protocol to evaluate the effectiveness of medical interventions in reducing pain severity. The Company has also collaborated for more than three years with a nationally recognized palliative care expert to develop MVQOLI. Validity of the measurement tool has been supported by a national study. The tool profiles the person's subjective experiences across multiple dimensions, including physical discomfort, functional limitations, interpersonal relationships, well-being and contentment, and the degree of feeling purpose in life. Results from these assessment tools may be used in analyzing and enhancing the quality of care provided by the Company.

    The Company believes that ongoing clinical training and professional education are necessary to continually update hospice professionals in advanced symptom control techniques. The Company provides educational offerings for the professional development of employees and for the benefit of healthcare professionals in the community, and is accredited by the American Nurses Credentialing Center and certain state agencies to award continuing education credit hours for these offerings to nurses. Under the guidance of a preceptor, the Company also provides lectures on palliative care and clinical experience caring for hospice patients to medical students, interns, nursing students and advanced social work students.

    - HUMAN RESOURCES. The Company maintains an employee assistance program and has developed a specialized support program designed to address the specific emotional and other support requirements of hospice employees and their families. In addition, the Company is committed to employee ownership both at the management and direct service levels, and maintains an ESOP and various employee stock option programs. The Company also utilizes various cash-flow advantaged employee benefit programs, including a national risk-retention workers' compensation program. The various employee benefit programs are administered by the Company's human resources department. The Company believes that the provision of its benefits assists the Company in attracting and retaining qualified personnel.

    By assembling and using substantial technical and management talent in a centralized office, and applying centralized office resources to support local hospice programs, the Company seeks to reduce overhead, achieve a high degree of patient and family satisfaction and generate growth in its various hospice programs.

SERVICE AREAS AND PROPERTIES

    The following table sets forth a list of the Company's current hospice programs (and their respective satellite offices, if any), the approximate month and year in which each hospice program was initially licensed and/or commenced operations, each hospice program's principal or licensed service area, and the approximate square footage and expiration dates of each hospice program's administrative offices. In addition to the administrative offices listed below, the Company's corporate office is located in Miami, Florida (approximately 57,900 square feet of space under a lease which expires in 2000).

                                                                                    ADMINISTRATIVE OFFICE(3)
                                                                                   --------------------------
                                                                                                    LEASE
                       DATE OF LICENSED                PRINCIPAL OR                              EXPIRATION
HOSPICE PROGRAM(1)      OPERATION (2)             LICENSED SERVICE AREA            SQUARE FEET      DATE
---------------------  ----------------  ----------------------------------------  -----------  -------------
FLORIDA(4)
  Broward County       June 1978         Broward County                                14,200          2007
  Dade County          June 1978         Dade County                                    2,900          2001
    (Miramar)          August 1996       North Dade County                             15,300          2001
  Orlando              April 1977        Orange, Seminole and Oseola Counties          14,200          2000

TEXAS
  Dallas               April 1984        Greater Dallas                                13,900          2000
    (Denison)          July 1993         Granson and Fannin Counties                    1,400          1999
  Friendswood          January 1994      South Houston                                  2,700          1999
  Grand Prairie        December 1991     Dallas/Ft. Worth                               8,800          1997
    (Denton)           July 1993         Montague, Gainsville, Wise and Denton          2,600          2001
                                           Counties
    (Ft.Worth)         December 1990     Greater Ft. Worth Texas                        8,500          2001
    (Granbury)         July 1993         Erath, Sumervelle, Hood, Johnson,              8,300          2001
                                           Parker and Palo Pinto Counties               2,000          1998
  Houston              December 1989     Greater Houston                                83,00          2001
  San Antonio          December 1993     Greater San Antonio                            8,800          2002

CALIFORNIA
  Covina               November 1993     Los Angeles County (east)                      4,800          2004
  Encino               November 1994     Los Angeles County (northwest)                11,000          2000
  Orange               August 1990       Orange County                                 12,700          2002
  San Bernardino       July 1992         San Bernardino and Riverside Counties          8,500          2002
    (Cathedral City)   July 1992         Cathedral City                                 1,800          1998
  San Diego            November 1992     San Diego County                               8,900          1997
  Torrance             October 1992      Los Angeles County (west)                     12,100          1998

ILLINOIS
  Hyde Park            September 1994    Central Chicago (downtown)                     3,000          1999
  Lincolnwood          January 1998      North Chicago                                  7,000          2001
  Lombard              February 1988     West Central Chicago                          22,400          2003
  Matteson             December 1990     South Chicago                                 11,600          2003

OHIO
  Cincinnati           October 1991      Greater Cincinnati                            12,000          2001

PENNSYLVANIA
  Philadelphia         July 1993         Greater Philadelphia                           4,600          1998

WISCONSIN
  Milwaukee            March 1994        Greater Milwaukee                              5,900          2000

--------------------------
(1) Satellite offices and alternative delivery sites in parentheses.

(2) Consists of the earlier of the date of licensure for the Vitas program or an acquired program in that location.

(3) In addition to these administrative offices, the Company also leases an administrative office in Washington, D.C.

(4) The Company also leases various warehouse space in the Miami and Ft. Lauderdale, Florida areas.

    The Company has arrangements for use of space in its hospice inpatient units. The majority of these arrangements are renewable annually while others have terms ranging from one to five years, subject to termination by either party upon advance notice, typically 90 or 180 days, as specified in the agreements evidencing these arrangements. The following table sets forth the location and approximate square footage of such principal arrangements to which the Company is a party:

                                                                                                            SQUARE
  HOSPICE INPATIENT UNIT (INSTITUTION)                                                                       FEET
---------------------------------------------------------------------------------------------------------  ---------

  FLORIDA
  Hollywood (Memorial Regional)..........................................................................      5,900
  Ft. Lauderdale (North Broward Medical Center)..........................................................      6,800
  Ft. Lauderdale (Florida Medical Center)................................................................      4,600
  Pembroke Pines (Memorial Hospital Pembroke)............................................................      8,600
  Tamarac (University Community Hospital)................................................................      3,400
  Miami (North Shore Medical Center).....................................................................      4,900
  Miami (Columbia Adventura Hospital and Medical Center).................................................      5,300

TEXAS
  Dallas (Trinity Medical Center)........................................................................      4,800
  Fort Worth (All Saints Episcopal Hospital).............................................................      5,900
  Houston (Diagnostic Center Hospital)...................................................................     10,400
  San Antonio (San Antonio Community Hospital)...........................................................      7,200

CALIFORNIA
  Riverside (free standing inpatient unit (1))...........................................................     16,500

ILLINOIS
  Lincolnwood (Ravenswood Hospital and Medical Center)...................................................      5,300
  Matteson (St. James Hospital)..........................................................................     10,400
  Lombard (Alexian Brothers Medical Center (2))..........................................................     N/A

PENNSYLVANIA
  Philadelphia (Graduate Hospital).......................................................................      3,500

------------------------
(1) The Company's Riverside, California freestanding inpatient unit is licensed in California as a skilled nursing facility.

(2) The arrangement includes the use of 12 beds in a defined area.

PAYMENT FOR SERVICES

    The Company derived 94% of its fiscal 1996 net revenue from the Medicare and Medicaid programs. Medicare is a federally funded and administered health insurance program primarily for individuals entitled to Social Security who are 65 years of age or older or who are disabled. Coverage of hospice services was added to the Medicare program in 1982 for Medicare beneficiaries who elect and are eligible for, the hospice benefit. To receive Medicare or Medicaid payment for hospice services, a hospice physician and the patient's attending physician (if any) must certify that the patient has a life expectancy of six months or less if the illness runs its normal course. By electing the hospice benefit, the Medicare beneficiary waives all rights to other Medicare payments for services related to the terminal illness for which hospice care was elected, except for services provided by the patient's attending physician.

    MEDICARE. Medicare reimbursement for hospice care is made at one of several predetermined rates for each day in which a Medicare beneficiary is under the care of the hospice. The rates are prospective rates, subject to annual adjustments for inflation. Inflationary increase adjustments in Medicare rates (as adjusted by OBRA 93) were 2.3%, 2.1%, 2.0% and 2.0% at October 1, 1994, 1995, 1996, and 1997,

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respectively. The rate paid for any particular day varies depending on which of the four levels of care, as set forth below, is being furnished to the beneficiary:

    ROUTINE HOME CARE. The hospice is paid the routine home care rate (for Company programs, currently $95 to $114 per day depending upon location) for each day the patient is under the care of the hospice and not receiving one of the other levels of hospice care. This rate is paid without regard to the volume or intensity of routine home care services provided on any given day. For fiscal 1996, 78.8% of net revenue was attributable to routine home care.

    GENERAL INPATIENT CARE. Payment at the inpatient rate (for Company programs, currently $423 to $500 per day depending upon location) is made when inpatient care is provided in an appropriate inpatient facility for pain control and symptom management which cannot be managed in other settings. For fiscal 1996, 16.9% of net revenue was attributable to general inpatient care.

    CONTINUOUS HOME CARE. The hospice is paid the continuous home care rate (for Company programs, currently $555 to $664 per day depending upon location) when continuous home care is provided. The daily continuous home care rate is divided by 24 in order to arrive at an hourly rate. For every hour of continuous care furnished, the hourly rate is paid for up to 24 hours a day. A minimum of eight hours must be provided in any given day. For fiscal 1996, 3.0% of net revenue was attributable to continuous home care.

    INPATIENT RESPITE CARE. The hospice is paid at the inpatient respite care rate (for Company programs, currently $98 to $113 per day depending upon location) for each day on which the beneficiary is in an approved inpatient facility and is receiving respite care. Respite care is provided when the family or caregiver of the patient requires a temporary reprieve for certain reasons other than the patient's physical decline. Payment for respite care may be made for up to five consecutive days; payment for the sixth day and any subsequent days is at the routine home care rate. For fiscal 1996, less than 0.1% of net revenue was attributable to inpatient respite care.

    With respect to direct patient care physician services, payment for such services delivered by hospice physicians is billed separately by the hospice to the Medicare intermediary and paid at the lesser of the actual charge or the Medicare allowable charge for these services. Payment for hospice physicians' administrative and general supervisory activities is included in the per diem payment rates discussed above. Payments for attending physician professional services (other than services furnished by hospice physicians) are not paid to the hospice, but rather are paid directly to the attending physician by the Medicare carrier. For fiscal 1996, 1.3% of net revenue was attributable to physician services.

    The Company provides hospice care to many Medicare beneficiaries who receive their non-hospice healthcare services from HMOs under Medicare risk contracts. Under such contracts between HMOs and HHS, the Medicare payments for hospice services are carved out of the per member per month payment from Medicare to HMOs and, instead, are paid directly by Medicare to the hospices. As a result, the Company's payments for Medicare beneficiaries enrolled in Medicare risk HMOs are processed in the same way with the same rates as other Medicare beneficiaries. The recently-enacted Balanced Budget Act codified that reimbursement for hospice services provided to beneficiaries enrolled in Medicare HMOs and the new Medicare+Choice plans is paid by Medicare directly to hospice programs rather than to Medicare managed care plans.

    For the five years ended September 30, 1996, an average of approximately 1.9% of the Company's services (based upon Medicare equivalent rates for such services) were provided on a non-compensated or charity basis, and were not included in net revenue. The Company also has recorded a provision for bad debts (which provision has averaged 3.0% of net revenue over the past five fiscal years). The Company's bad debts relate principally to the inability to collect deductibles and coinsurance under insurance plans and to certain patients who apply for Medicaid coverage at the point of admission but do not subsequently obtain such Medicaid coverage.

    Under a Medicare rule known as the "80-20" rule, if the number of inpatient care days furnished by a hospice to Medicare beneficiaries exceeds 20% of the total days of hospice care furnished by such hospice to Medicare beneficiaries, Medicare payments to the hospice for inpatient care days exceeding the inpatient cap are reduced to the routine home care rate. Each of the Company's hospice programs is separately subject to the inpatient cap. During the Company's history, the Company has never exceeded the inpatient cap.

    Medicare payments to a hospice are also subject to a separate cap based on overall average payments per admission. This cap period also runs from November 1 through October 31 of each year, and any payments exceeding the overall hospice cap must be refunded by the hospice. Each of the Company's hospice programs is separately subject to the overall hospice cap. This cap was set at $13,469 per admission through the October 31, 1996 cap period and is adjusted annually using the consumer price index. While historically the Company's revenues per admissions have generally not exceeded the applicable cap, there can be no assurance that the Company's hospices will not be subject to future payment reductions or recoupments as the result of this cap.

    In addition to the above regulatory limitations, Medicare fiscal intermediaries also periodically conduct focused medical reviews and other audits of hospice claims. There can be no assurance that focused medical reviews and other audits of the Company's hospice programs will not result in material recoupments or denials. Further, there can be no assurance that Medicare, Medicaid and third party payments for hospice services will continue to be available at their current levels. See "--Regulatory Environment--Reimbursement," "--Operation Restore Trust and Claims Reviews" and "--Legislative Considerations."

    Currently, the Company's need for working capital is reduced through its participation in the Medicare PIP program which provides for cash advances every 14 days by the Medicare fiscal intermediary to the Company based upon anticipated Medicare claim service volume. Although the Company is unaware of any legislative proposals to reduce or eliminate PIP for hospices, as there are for home health agencies, it is possible that the PIP program could undergo revision or elimination. While the Company believes that it could favorably respond over time to a change in the PIP program through accelerated processing of Medicare claims by the fiscal intermediary, there is no assurance that a change in, or the elimination of, PIP would not adversely affect the Company's financial condition or the need for working capital.

    MEDICAID. Medicaid is a state-administered program financed by state funds and matching federal funds to provide medical assistance to the indigent and certain other eligible persons. Hospice services became an optional state Medicaid benefit in 1986. States which elect to cover hospice services under their Medicaid programs are required to pay hospice rates which are at least at the same level, and use the same methodology, as Medicare hospice rates. In addition, the Omnibus Budget Reconciliation Act of 1989 requires that for patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare or Medicaid, the state must pay to the hospice, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem nursing home rate, for "room and board" furnished to the patient by the nursing home (the "unified rate"). The legislative history of this provision suggests that, in enacting it, Congress intended to assure access to hospice services for individuals residing in nursing homes. Pursuant to this provision, the Company contracts with various nursing homes for the nursing homes' provision of certain "room and board" services which the nursing home would otherwise provide a Medicaid nursing home patient, and bills and collects from the applicable state Medicaid program an amount equal to 95% of the amount which would otherwise have been paid directly to the nursing home under the state's Medicaid plan. Under its standard nursing home contract, the Company reimburses nursing homes for such services furnished to Medicaid patients at the Medicaid per diem nursing home rate.

    OTHER ISSUES. In addition, the Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, and freezes and funding reductions, all of which may adversely affect the level of program payments to the Company for its services. See "--Regulatory Environment--Reimbursement." In addition to reducing hospice rates, federal or state legislators or regulators could limit or restrict the availability of the current hospice benefit (such as by placing a new ceiling or cap on, or eliminating, certain benefits or categories of benefits, by changing or reducing the benefit period, or by adjusting rates based upon certain criteria), change the current payment structure, or impose additional conditions on hospice providers. Beyond recent reductions in the inflation-based update for Medicare hospice rates, the Company could be materially adversely affected by additional efforts of governmental payors to control the amount of reimbursement or change the structure or methodology of payments for healthcare or hospice services. There can be no assurance that payments under governmental reimbursement programs will continue to be based on the current methodology or remain comparable to present levels.

LEGISLATIVE CONSIDERATIONS

    The Balanced Budget Act, signed into law on August 5, 1997, makes numerous changes in Medicare coverage of and payment for hospice care services. Regarding Medicare payment to hospices, the law limits reimbursement by setting the payment rate increases at the "market basket" inflation rate minus one percentage point for each of the fiscal years 1998 through 2002. In addition, HHS is required to collect data from participating hospices on the costs of care they provide for each fiscal year beginning with fiscal year 1999. Effective for cost reporting periods beginning on or after October 1, 1997, hospices are required to submit claims on the basis of the location where a service is actually furnished. Instructions to implement these changes have not yet been issued, and as a result, the Company cannot predict whether these changes will have a material adverse effect on the Company. Nevertheless, with respect to submitting claims based on where services are provided, the Company understands that HCFA may seek to implement this change immediately on a basis to be established.

    In addition, the Balanced Budget Act extends Medicare "waiver of liability" to findings of patient ineligibility for hospice, on the grounds that the patient is not terminally ill. This allows a hospice to appeal a denial based on the determination that the patient did not meet the terminal illness requirement. As with current "reasonable and necessary" denials for which waiver of liability applies, the hospice, to succeed in such appeal, would have to show that it did not know, or could not have reasonably been expected to know, that the services furnished would not be covered. This provision could benefit the Company if its Medicare intermediary or other governmental entity were to make a finding--for example, in the context of focused medical review--that one or more patients receiving services from the Company were ineligible for the Medicare hospice benefit, and the Company were held liable for the payment amount. In such a case, the Company could seek to have such liability "waived" if it did not know, and could not reasonably have been expected to know, that the hospice services were not covered due to the patient's prognosis.

    The Balanced Budget Act also makes certain changes affecting hospice operations and the process of assessing whether the patient is terminally ill. The law restructures hospice benefit periods to include two 90-day periods, followed by an unlimited number of 60-day periods. This provision will require more frequent reevaluation of patients to recertify that each beneficiary is terminally ill. The law also extends the period for initial physician certification of an individual's terminal illness to eliminate the current requirement that a written physician certification must be submitted within two days after hospice care begins (or eight days if a verbal certification is made within two days). Under the law, the physician must certify that the beneficiary was terminally ill at the beginning of each benefit period. HCFA is given discretion to establish specific documentation requirements for physician certifications. The law also amends the definition of hospice care to clarify that Medicare services, in addition to those specifically required, are covered hospice services as long as they are included in a patient's plan of care. This provision codifies existing HCFA policy which allows the provision of Medicare services not specifically required of hospices, such as chemotherapy services and diagnostic tests, as long as they are stated in the patient's plan of care. This provision becomes effective for items and services furnished on or after April 1, 1998. The law also waives certain staffing requirements for rural hospice care programs, and grants hospices the flexibility to employ physicians or to contract with physicians or physician groups on an independent contractor basis.

    In addition to Medicare, the Balanced Budget Act contains a number of changes affecting the Medicaid program. Among other things, the Balanced Budget Act allows states to mandate enrollment in managed care systems without seeking approval from HHS for waivers from certain Medicaid requirements as long as certain standards are met. Although historically (as discussed below) these managed care programs have covered hospice services, no assurance can be given that these programs ultimately will not change the reimbursement system for hospice services from per diem to managed care negotiated or capitated rates or otherwise affect the levels of payment to the Company. The Company believes that its operating model and Vx information system place it in a strong position to adapt to such changes, relative to its competitors.

    Reductions or changes in Medicare or Medicaid funding could significantly affect the Company's results of operations. In addition, several states (including Florida, Illinois and Ohio) have considered and enacted healthcare reform legislation, including healthcare reform programs involving Medicaid waivers. HCFA has approved waiver requests for several states in which Vitas operates, including Florida, Ohio and Illinois. Hospice care is included as a covered benefit in these states. It is uncertain at this time whether any additional healthcare reform initiatives will be implemented, or whether there will be other changes in the administration of governmental healthcare programs or interpretations of governmental policies, or other changes affecting the healthcare system. The Company believes that its operations and services respond favorably to budgetary and other concerns which have been expressed with the country's existing healthcare system. In this regard, various studies have indicated that hospice care is cost-effective when compared with other end-of-life options. This savings is largely because hospice care reduces the number of acute care inpatient days. Despite these findings, there can be no assurance that future healthcare legislation or other changes will not have a material adverse effect on the results of operations of the Company, that hospice services will continue to be funded by governmental or private healthcare programs and plans, or that if so funded, funding will continue at existing levels.

REGULATORY ENVIRONMENT

    REGULATION-GENERAL. The healthcare industry and the Company's hospice programs are subject to extensive federal and state regulation. The Company's hospices are licensed as required under state law as either hospices or home health agencies, or both, depending on the regulatory requirements of each particular state. In addition, the Company's hospices are required to meet certain conditions of participation to be eligible to receive payments under the Medicare and Medicaid programs. These requirements include, among other things: establishment, review and update of written plans of care by an interdisciplinary group; routine provision of substantially all of the "core services" (nursing, counseling, medical social services, and until recently, physician services) directly by hospice employees; in-service training; quality assurance; use of volunteers; and retention by the hospice of financial and professional management responsibility for services and for qualifications of staff. All of the Company's hospices are certified for participation in the Medicare program, and are also eligible to receive payments as hospices in each Medicaid program in the states in which the Company operates. The Company's hospices are subject to periodic survey by governmental authorities to assure compliance with both state licensing and certification requirements. From time to time in the ordinary course of its business, the Company, like other healthcare providers, receives survey reports containing statements of deficiencies for alleged failure to comply with various regulatory requirements. The Company reviews such reports and takes appropriate corrective action. The Company believes that its hospices are in substantial compliance with such licensure and certification requirements. The reviewing agency is authorized to take various adverse actions against a noncomplying hospice, including the imposition of fines, or suspension or revocation of a hospice's license. If a Company hospice were found to be out of compliance and such actions were taken against a Company hospice, they could materially adversely affect the hospice's ability to continue to operate, to provide certain services, and to participate in the Medicare and Medicaid programs which could materially adversely affect the Company.

    Many states have enacted certificate of need ("CON") laws or similar health planning laws which require various demonstrations or determinations of service need prior to the provision, change or expansion of certain healthcare services or the undertaking of certain capital expenditures. Some states may apply such laws to certain hospice services. While several states have abolished CON laws, and other states do not apply them to certain hospice services, such laws could affect the Company's ability to provide new services or to expand to new geographic markets. To date, only one state in which the Company currently operates -Florida- has enacted a CON or similar health planning law requiring a CON as a precondition to providing hospice services. See "--Competition."

    REIMBURSEMENT. A substantial portion of the Company's revenues is attributable to payments received from third-party payors, including the Medicare and Medicaid programs and private insurers. In fiscal 1996, approximately 94% of the Company's net revenue was attributable to Medicare and Medicaid payments. Both public and private payors are increasing pressures to decrease or limit increases in reimbursement rates for healthcare services. In addition, reimbursement is subject to legislative and regulatory changes to the Medicare and Medicaid programs. For example, HCFA recently published a final rule to update the wage index amounts used to adjust Medicare hospice rates for geographic differences in wages. Under the rule, based on the recommendations of a negotiated rulemaking committee (on which a representative of the Company participated as a member), the new wage index (which will be updated annually) is based on the hospital wage index with certain adjustments, and will be phased in over a three-year transition period beginning October 1, 1997. While the impact on the Company is dependent upon a number of factors, the Company estimates that the new wage index methodology will reduce reimbursement from Medicare by approximately 0.5% in fiscal 1998, approximately 1.0% in fiscal 1999 and approximately 1.5% in fiscal 2000, subject to possible change due to, among other things, changes in the Medicare hospital wage index, geographic distribution and utilization rates of each Company program, and future national utilization rates for all hospice programs. Because Medicaid hospice reimbursement is generally based upon Medicare rates, the Company anticipates that state Medicaid plans may ultimately make similar adjustments in Medicaid hospice rates, although, to date, none has occurred in states where the Company operates. Various payment changes were also mandated by the Balanced Budget Act. The levels of revenues and profitability of the Company, similar to those of other healthcare companies, will be subject to the effect of such changes and possible reductions in coverage or payment rates by private third-party payors. These changes could have a material adverse effect on the Company.

    Each state which maintains a Medicaid program has the option to provide reimbursement for hospice services. All states in which the Company operates cover Medicaid hospice services; however, there can be no assurance that the states in which the Company is presently operating or states into which it could expand operations will cover Medicaid hospice services. In addition, the Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate and payment adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of program payments and could have a material adverse effect on the Company.

    FRAUD AND ABUSE LAWS. As a provider of services under the Medicare and Medicaid programs, the Company is subject to federal and state healthcare program fraud and abuse laws. In general, these laws prohibit certain direct and indirect payments between healthcare providers that are intended to, among other things, induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. These laws include the Medicare and Medicaid anti-kickback statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any remuneration in return for the referral of patients for items or services, or arranging for the furnishing of items or services, for which payment may be made under the Medicare, Medicaid or other federally funded healthcare programs, or to induce the purchase of items or services reimbursable under these programs. These provisions have been broadly interpreted by the courts and governmental enforcement agencies to apply to a wide range of business transactions, including certain contractual relationships between healthcare providers and potential sources of referrals, including persons or entities who arrange for referrals. Under current law, courts and federal regulatory authorities have stated that this law is violated if one purpose (as opposed to a sole or primary purpose) of the arrangement is to induce referrals. Violation of the anti-kickback statute may result in criminal fines and/or imprisonment, administrative exclusion from the Medicare and Medicaid programs, and in the case of a criminal conviction, mandatory exclusion from participation in the Medicare and Medicaid programs. The Health Insurance Portability and Accountability Act of 1996 includes an expansion of certain fraud and abuse provisions, such as extending the application of Medicare and Medicaid fraud penalties to certain other federal healthcare programs. The recently-enacted Balanced Budget Act also includes numerous health fraud provisions, including new civil money penalties for violating the Medicare and Medicaid anti-kickback statute and an expansion of the mandatory and permissive exclusions added by the Health Insurance Portability and Accountability Act of 1996 to any federal health care program (other than the Federal Employees Health Benefits Program). In addition, several healthcare reform proposals in recent years have included an expansion of the anti-kickback laws to include referrals of any patients regardless of payor.

    Limited "safe harbor" regulations exempt certain practices from enforcement action under the prohibitions, including payments for bona fide employment relationships, for certain contracts for the rental of space, and for certain personal services and management contracts. While failure to satisfy all of the criteria for a safe harbor does not necessarily mean that an arrangement is unlawful, arrangements that are of the same generic kind as those for which a safe harbor is available may be subject to scrutiny if they fail to qualify for the appropriate safe harbor. Parties to such transactions either may or may not be subject to prosecution. In addition, an increasing number of states in which the Company operates have laws, which vary from state to state, prohibiting certain direct or indirect remuneration or fee-splitting arrangements between healthcare providers, regardless of payor source, for the referral of patients to a particular provider. In addition, some state laws lack some of the explicit "safe harbors" that may be available under federal law. Sanctions under these state anti-remuneration laws may include civil money penalties, license suspension or revocation, exclusion from Medicare or Medicaid, and criminal fines or imprisonment.

    In addition, under separate statutes, submission of claims for items and services that are "not provided as claimed" may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded state healthcare programs. These false claims statutes include the Federal False Claims Act, which allows any person to bring suit alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such QUI TAM actions have increased significantly in recent years and have increased the risk that a healthcare company will have to defend a false claims action, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of such an action.

    Under the Medicare conditions of participation and some state licensure laws, the Company, because of its method of service delivery, is required to contract with numerous healthcare providers and practitioners, including hospitals, nursing homes and physicians, when it arranges for such individuals or entities to provide services to its patients. In addition, the Company has contracts with other suppliers, such as pharmacies, ambulance services, and medical equipment companies. Some of these individuals or entities may refer, or be in a position to refer, patients to the Company, and the Company may refer, or be in a position to refer, patients to certain of these individuals or entities. Such arrangements may not qualify for a safe harbor. In the event that offers to pay or payments made (or amounts retained) by the Company or such other individuals or entities under these arrangements were deemed to implicate noncompliance with the anti-remuneration laws and did not satisfy all the criteria for a safe harbor, where available, the arrangements could be found to violate such laws. The Company from time to time seeks guidance from regulatory counsel as to the changing and evolving interpretations and the potential applicability of these anti-remuneration laws to its programs, including those it acquires, and in response thereto, takes such actions as it deems appropriate. The Company believes generally that its contracts and arrangements with providers, practitioners and suppliers should not be found to violate applicable anti-remuneration laws. However, there can be no assurance that such laws will ultimately be interpreted in a manner consistent with the Company's practices.

    Finally, in 1993 Congress enacted legislation to extend the existing prohibition against Medicare payment for clinical laboratory services referred by a physician with an ownership interest or other financial relationship with the provider, to referrals for certain additional "designated health services" rendered to patients referred by a physician with such a financial relationship. The law, which for the majority of services covered became effective for services rendered on or after December 31, 1994, applies to both Medicare and Medicaid patient referrals. Hospice care, as such, is not included in the enumerated designated health services subject to the prohibition; however, some of the designated health services (such as physical therapy, pharmacy services and certain infusion therapies) are among the specific services furnished by the Company's hospices. Various exceptions are available for financial arrangements that would otherwise prohibit physician self-referrals. These include, under certain conditions, space rental agreements, employment relationships, personal services arrangements, payments for services unrelated to the designated services, physician recruitment, and certain isolated transactions. Although implementing regulations have been issued with respect to clinical laboratory services, proposed regulations have not yet been issued with respect to other designated health services, and there can be no assurance that existing services offered by the Company, or new services, will not be interpreted to be subject to such prohibitions on physician self-referrals. Many states (including California, Florida and Illinois) have enacted physician self-referral provisions, which generally prohibit financial relationships with referral sources that are not limited to services for which Medicare or Medicaid payment may be made. Similar penalties, including loss of licensure or eligibility to participate in governmental reimbursement programs and civil and criminal fines, apply to violations of these state self-referral prohibitions. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. The Company from time to time seeks guidance from regulatory counsel on these self-referral prohibitions, and the Company believes that its practices should not be found to violate such provisions. In the event such prohibitions were deemed to apply to the Company's services, however, many of the Company's arrangements would likely meet an exception. If an exception were not available, the Company could, among other things, seek to modify its contractual arrangements so as to satisfy an available exception, or the physicians with whom the Company has compensation arrangements could be limited in their ability to refer patients to the Company for certain health services.

    OTHER FEDERAL AND STATE REGULATIONS. The federal government and all states regulate various aspects of the hospice industry. In particular, the Company's operations are subject to federal and state health regulatory laws including those covering professional services, the dispensing of drugs and certain types of hospice activities. Certain of the Company's employees are subject to state laws and regulations governing the ethics and professional practice of medicine, respiratory therapy, pharmacy and nursing. The Company's operations are subject to periodic survey by governmental and private accrediting entities to assure compliance with applicable state licensing, Medicare and Medicaid certification, and accreditation standards, as the case may be. From time to time in the ordinary course of business, Vitas, like other healthcare companies, receives survey reports containing deficiencies for alleged failure to comply with applicable requirements. The Company reviews such reports and takes appropriate corrective action. The failure to effect such action or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could materially adversely affect the Company's business and could prevent the programs involved from offering products and services to patients. In addition, laws and regulations often are adopted to regulate new products, services and industries. There can be no assurances that either the states or the federal government will not impose additional regulations upon the activities of the Company which might adversely affect its business, results of operations or financial condition.

    The Company maintains an internal regulatory compliance review program and from time to time retains regulatory counsel for guidance on applicable laws and regulations. However, no assurance can be given that the practices of the Company, if reviewed, would be found to be in compliance with applicable health regulatory laws, as such laws ultimately may be interpreted, or that any non-compliance with such laws would not have a material adverse effect on the Company.

OPERATION RESTORE TRUST AND CLAIMS REVIEWS

    OPERATION RESTORE TRUST. In recent years, the federal government, some state enforcement agencies, and private insurers have all increased efforts to enforce the fraud and abuse laws. ORT is a federal/state effort, which includes audits, investigations and aggressive surveys, to focus the financial and human resources involved in such enforcement on specific geographic and subject areas. In May 1995, President Clinton announced this coordinated effort by federal and state agencies to review industry practices and regulatory compliance of home health agencies, nursing homes, and certain durable medical equipment suppliers. The initiative was initially targeted to California, Florida, Illinois, Texas and New York, the five states in which Medicare spending is the highest. In June 1995, federal officials announced the expansion of ORT to include hospices in these five states.

    As part of its review of hospices under ORT, the OIG has published audit reports on the OIG's reviews of five hospice programs unrelated to the Company. These OIG audit reports focused on the hospice eligibility of long-stay patients (those who are in a hospice program for longer than 210 days). In its first audit report on one unrelated Florida hospice issued in August 1996, the OIG concluded that, based upon a review of 364 medical records of certain long-stay patients, (i) 176 of the medical records did not support the beneficiaries' eligibility for hospice coverage, and (ii) for 118 beneficiaries, the OIG was not able to determine whether the beneficiaries were terminally ill. As a result of these findings, the OIG recommended that the fiscal intermediary (i) recover a minimum of $8.9 million for the beneficiaries determined by the OIG not to be eligible for Medicare hospice benefits, and (ii) conduct medical reviews of the other cases in which the OIG was unable to determine whether the beneficiaries were terminally ill, which cases, if determined to be ineligible, could result in an additional recoupment of up to $5.9 million. Since that August 1996 audit report, the OIG has issued four additional audit reports on hospice programs unrelated to the Company. These audit reports are similar in nature to the first Florida hospice audit report. Based upon reviews of 147, 60, 78 and 77 medical records, respectively, the OIG recommended that the respective fiscal intermediaries (i) recover a minimum of $4.0 million, $973,000, $2.1 million, and $1.2 million, respectively, for the beneficiaries determined by the OIG not to be eligible for Medicare hospice benefits (71, 20, 37 and 25 cases, respectively), and (ii) conduct medical reviews of the other cases in which the OIG was unable to determine whether the beneficiaries were terminally ill (45, 2 and 19 cases, respectively), which cases, if determined to be ineligible, could result in additional recoupments of up to $2.5 million, $69,000, and $1.35 million, respectively, for three of the four hospice programs (and none with respect to the fourth hospice program).

    Three different fiscal intermediaries serve the five hospice programs that are the subject of these audit reports, and each responded in writing to the audit reports on the hospices it serves. One fiscal intermediary raised several issues regarding the recoupment process and expressed a willingness to meet with the OIG and HCFA on these issues. Another fiscal intermediary stated that it would be "reluctant to recover payments." The third fiscal intermediary indicated that, due to the subject hospice's excellent reputation, it would need to consult with HCFA before seeking to recover any overpayments. None of these fiscal intermediaries has, to the Company's knowledge, made a final determination as to whether it will seek to follow the OIG's recommendations or demanded recoupments based on the OIG reports for the applicable hospices. Nevertheless, a senior HHS official has stated subsequently that the agency still intends to seek recoveries under certain limited circumstances.

    In testimony before congressional subcommittees, senior OIG officials stated the OIG's belief that it has identified $83 million in overpayments as a result of the audit of 12 hospices located in Illinois, Florida, Texas and California. These officials also stated the OIG's belief that these audits had uncovered other problems regarding internal controls, questionable hospice marketing practices and potential illegal incentives to refer nursing home patients to hospices, and that the OIG has ongoing investigations. The provision of hospice care to residents of long-term care facilities has come under OIG scrutiny as part of the ORT initiatives. In September 1997, the OIG issued a report based on a sample of hospices and hospice patients unrelated to the Company entitled "Hospice Patients in Nursing Homes" in which the OIG recommended that HCFA seek legislation to modify Medicare or Medicaid payments for hospice patients living in nursing homes. The OIG report suggested that such modifications could include but are not limited to lowering hospice payments for patients who reside in nursing homes or revising requirements for services provided by nursing homes for terminal patients. The OIG report further suggested that representatives from the nursing home and hospice industry along with HCFA work in a collaborative manner to develop additional options to preserve and enhance hospice care for those who need it when living in a nursing home. Such modifications could have a material adverse effect on the Company. In addition, the Company understands that the OIG intends to issue another general report focusing on hospice eligibility issues.

    In May 1997, HHS announced the expansion of ORT during the next two years to include the following additional 12 states: Arizona, Colorado, Georgia, Louisiana, Massachusetts, Missouri, New Jersey, Ohio, Pennsylvania, Tennessee, Virginia, and Washington. Vitas currently operates in two of these states:
Pennsylvania and Ohio. The OIG stated that it will focus on potential fraud involving additional types of health care services, reportedly to include partial hospitalization, psychiatric hospitals, and independent physiological laboratories, and it is unclear whether hospices will continue to be a focus in these additional states.

    The Company operates in four of the five initial ORT states. As a part of the OIG's review of hospices under ORT, beginning in July 1995, the OIG conducted on-site medical and operational reviews at six of the Company's hospice programs and at its corporate office. The medical review focused on the eligibility of long-stay patients. No reports have been issued by the OIG on the Company's hospice programs. Although no exit conferences have been held, in response to the Company's request for information, in September 1995 OIG auditors indicated they would discuss their preliminary views regarding their initial on-site visits to the three hospice programs that had been visited prior to that time. Based on such discussions, the Company understands that the auditors had formed a preliminary view that, of the 215, 211 and 106 medical records of long-stay patients reviewed in the three programs, they considered 164, 141 and 85, respectively, not to be eligible for Medicare hospice services. With respect to the first two of these programs, they considered the charts for 30 and 16 (and none with respect to the third program) to be inconclusive as to whether the beneficiaries were terminally ill. Despite repeated requests for additional information, the Company has received no further audit results from the OIG, including preliminary or final results of the audit of any of the other three Company programs audited since that time or preliminary or final results of any other issues the OIG may believe to be of regulatory concern. The OIG has reviewed medical records of a total of approximately 1,150 of the Company's patients at the six audited Company programs. The Company, through outside healthcare regulatory counsel, retained a recognized physician expert in peer review to examine a random sample of the charts reviewed by the OIG at one of the Company's programs. Based on the documentation in the patient charts, the independent physician expert concluded that, in every case in this sample, the patient's physician could reasonably have concluded that the patient was eligible for hospice services.

    In a 1997 report, the Institute of Medicine Committee on Care at the End of Life questioned in general the OIG's assumptions on the degree of precision expected in making terminal prognoses. The Committee pointed out that, in the case of the OIG's first audit report of a Florida hospice unrelated to the Company, the long-stay patients reviewed represented only about two percent of all patients enrolled in the hospice during that period. Further, the Committee urged regulators to exercise caution in interpreting hospice stays that exceed six months as "evidence of anything other than the consequence of prognostic uncertainty." In addition, in a June 1997 letter from a representative of HHS to the Company in response to previous correspondence from the Company, the HHS representative indicated, among other things, that "it may seem ironical that a longer life (and longer length of stay in hospice) could result from a terminal diagnosis, but the Medicare program recognizes this possibility and would not penalize an individual for living longer than originally expected, nor would we penalize a hospice for caring for that same individual."

    The Company strongly disagrees with the OIG's apparent interpretation and application of the Medicare hospice eligibility requirements, and believes that it met applicable Medicare eligibility documentation requirements in all material respects. The Company understands that the activities of the OIG Office of Audit Services and the OIG Office of Investigations involving the Company are ongoing. The scope and ultimate disposition of the ORT and OIG activities, and the possible impact on the Company of such activities, cannot currently be predicted. Numerous factors may limit the comparability of the results of the five published OIG audit reports to any final results of the reviews of any of the Company's hospice programs, including, without limitation, the length of stay, the case mix, acuity or other circumstances of the patients, the randomness of the sampling, and the specific policies and practices of the particular hospice programs. The Company believes that its admissions, average length of stay and average daily census have been negatively impacted in fiscal 1996 and fiscal 1997 by several items, including implementation of new guidelines developed by NHO (described below), in consultation with HCFA, which established more specific criteria for analyzing terminal prognoses in certain non-cancer diagnoses, and publicity resulting from, and reactions to, the ORT initiatives and other claims review activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Further, the Company believes that publicity regarding allegedly ineligible long-stay patients of other hospices caused some hospice and attending physicians to be overly conservative in referring patients to hospice and in determining patients' prognoses, both at the time of admission and upon periodic recertifications. If the OIG releases an adverse report or takes some other adverse action with respect to patient eligibility or other issues, the Company expects to vigorously defend its position. However, there can be no assurance that these matters, including any costs of defense, will not have a material adverse effect on the Company. In addition, the publication of any adverse report, or any adverse publicity regarding these matters, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's business and reputation for a least some period of time.

    CLAIMS REVIEWS. Medicare and Medicaid fiscal intermediaries periodically conduct post-payment or other reviews and other audits of healthcare claims, including hospice claims. These contractors are under pressure from state and federal governments to scrutinize healthcare claims to determine their validity and appropriateness. During the past several years, the Company's previous Medicare fiscal intermediary conducted a number of reviews of hospice provider claims, including the Company's. These reviews included both focused medical reviews of claims for patients with non-cancer terminal diagnoses and long-stay patients (patients with lengths of stay greater than 210 days) and post-pay audits. In order to conduct these reviews, the intermediary requested certain documentation from the Company and then reviewed it to determine eligibility of the patients, technical compliance with federal rules and regulations and appropriateness of the documentation and the care provided.

    Concurrently with these reviews, industry representatives, including NHO and the Company's national medical director, developed and distributed guidelines to hospice providers with parameters for determining a terminal prognosis in selected non-cancer diseases. Working in consultation with HCFA, NHO developed these new guidelines for patients with non-cancer diagnoses which were adopted by HCFA in November 1995.

    Between March 1, 1996 and August 1, 1997, as part of its focused medical review, the Company's previous Medicare fiscal intermediary reviewed 3,557 claims and denied approximately 210 of such claims.

The Company is in the process of challenging approximately 164 of the denials through requests for reconsideration or appeals to an administrative law judge. These challenges have not been fully resolved. The other denials have either been reversed (and paid) or the Company has chosen not to challenge them.

    In support of the Company's view that it has materially satisfied applicable regulatory requirements, of approximately 200 patient charts reviewed by both OIG auditors pursuant to the ORT audits and Vitas' former fiscal intermediary pursuant to focused medical review, the intermediary approved for payment all of the claims reviewed for approximately 94% of these patients, and approved part of the claims for an additional 5% of these patients (and most of the denied claims are in the appeal process). Focused medical review has not had a material adverse effect on the Company, but no assurance can be given that, in the future, it will not have a material adverse effect.

    In May 1997, due to the decision of Aetna Life & Casualty to discontinue serving as a Medicare fiscal intermediary, the Company's fiscal intermediary changed to Palmetto Government Benefits Administrators. Several of the Company's programs have continued under focused medical review since transitioning to the new intermediary. The Company does not anticipate that the change to a new fiscal intermediary will have an impact on its reimbursement process.

    Florida's Medicaid program implemented a utilization review program for hospice providers in order to determine compliance with Medicaid hospice policy, to verify appropriate admission of patients, and to ensure that Medicaid beneficiaries were receiving appropriate services. The utilization review program requires each Florida hospice provider to regularly submit certain documentation for all long-stay hospice patients receiving Medicaid benefits (with lengths of stay greater than 210 days). The utilization review program also includes reviews of a random sample of all Florida Medicaid hospice patients. From February 1, 1997 through June 30, 1997, retrospective reviews of documentation for approximately 1,000 Florida hospice patients, including approximately 250 patients of the Company, were conducted by the state's peer review organization. This initial review was characterized by the Florida Medicaid intermediary as a "demonstration period," during which no denials or recoupments were to be made. The intermediary has announced that effective July 1, 1997, any charts submitted for review could be subject to denial of payment or recoupment. Since July 1, 1997, the Company's programs in Florida have been required to submit information regarding 28 long-stay patients. No results of these reviews have been provided to the Company.

    There can be no assurance that reviews and/or similar audits of Vitas' claims by federal or state intermediaries will not result in material recoupments or denials which could have a material adverse effect on the Company.

EMPLOYEES

    As of June 30, 1997, the Company had approximately 2,050 full-time and 900 part-time employees, or approximately 2,310 full-time equivalent employees. Of these full-time equivalent employees, approximately 560 are registered nurses, 110 are licensed practical/vocational nurses, 560 are home health aides and homemakers, 40 are physicians, 120 are social workers and case workers, 80 are chaplains, 240 are employed as team managers or in team support activities, 230 are admissions employees (including hospice representatives, clinical employees assigned to the admissions department and admissions support employees) and admissions management engaged in admission-related activities, 170 are employed in management activities and 190 are employed in administrative or clerical activities. The Company is not a party to any collective bargaining agreements. The Company also maintains self-insured workers' compensation insurance coverage and considers its relations with its employees to be good.

    The Company competes with hospices, hospitals, nursing homes, home health agencies, and other healthcare providers for qualified personnel in the various medical and psychosocial professions. There is intense competition for certain medical and psychosocial specialists in certain geographic areas of the country. It is possible that the shortage of and demand for certain medical and psychosocial professionals in various geographic regions could materially affect the Company's existing operations and its ability to expand and develop new sites in certain markets.

COMPETITION

    The hospice care market is highly fragmented. Based on industry data, the Company estimates that approximately 70% of the existing hospice programs are operated as local not-for-profit or government-sponsored programs. In addition, the Company competes with hospitals, nursing homes, home health agencies, physicians and other healthcare providers, including those with which the Company presently maintains contractual relationships, that offer hospice and/or palliative care services. Many of them offer home care to patients who are terminally ill, and some actively market palliative care and "hospice-like" programs. Certain of these existing healthcare providers are significantly larger and better capitalized than the Company. Various healthcare companies have diversified into the hospice market.

    In addition, competition in Florida (and potentially other states) is affected by CON laws. For example, a healthcare provider recently was awarded a CON in the Orlando, Florida area, which is currently being challenged by the Company. If the Company is unsuccessful in its challenge, it will experience increased competition among hospice care providers in that area, which could have a material adverse effect on the Company's Central Florida operations. If these CON laws were to change, the Company could be subject to increased competition. See "--Regulatory Environment."

    The Company maintains proprietary rights to certain service marks, promotional materials, and computer software which the Company considers to be important to effective differentiation from other hospice providers. The Company does not, however, have proprietary rights to many of the items and modes of service which it uses to furnish patient care. As such, competitors may copy the Company's methods of operation and make use of the same items and modes of service. Currently there are no independent publicly traded companies that offer predominantly hospice services.

LEGAL PROCEEDINGS

    The Company from time to time is subject to various disputes and other litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company. The Company has had a relatively small number of malpractice-type claims since its inception. The Company has general and professional liability insurance in the amount of $10 million.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning each of the Company's directors and executive officers:

NAME                                                       AGE                  POSITION(S) WITH THE COMPANY
-----------------------------------------------------      ---      -----------------------------------------------------
Hugh A. Westbrook (1)................................          52   Chairman of the Board of Directors and Chief
                                                                    Executive Officer
Esther T. Colliflower (1)............................          71   Vice Chairperson of the Board of Directors
J. R. Williams, M.D. (1).............................          58   Executive Vice President, Chief Patient Care Officer
                                                                    and Director
Mark A. Sterling.....................................          43   Senior Vice President-Strategic Development, Special
                                                                    Counsel for Regulatory Affairs and Secretary
Thomas E. Combs......................................          50   Senior Vice President-Hospice Operations
Deirdre Lawe.........................................          42   Senior Vice President-Marketing and Admissions
David A. Wester......................................          38   Vice President, Chief Financial Officer, Treasurer
                                                                    and Assistant Secretary
Donald J. Gaetz......................................          49   Director
William P. Ferretti (2)(3)...........................          53   Director
Patrick T. Hackett (3)...............................          36   Director
Timothy S. O'Toole (2)(3)............................          41   Director
Bruce F. Wesson (2)..................................          54   Director

------------------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

    HUGH A. WESTBROOK, a co-founder of the Company's operations in 1978, has served as Chief Executive Officer of the Company since 1983 and as Chairman of the Board since 1986. Mr. Westbrook has co-chaired the National Hospice Education Project that ultimately led to Congress passing Medicare reimbursement for hospice services in 1981. In addition, Mr. Westbrook helped author and gain passage of the statutory licensing of hospices in Florida. In November 1996, Mr. Westbrook was awarded the NHO's Founder's Award. Prior to his work with hospice, Mr. Westbrook was a pastor for ten years in North Carolina and Florida, which included being a hospital chaplain specializing in care of terminally ill patients and their families. Mr. Westbrook also served as Associate Dean of Miami-Dade Community College from 1976 to 1978. Mr. Westbrook serves the community as a board member of several organizations, including the South Florida Make-A-Wish Foundation, U.S. Coast Guard Foundation, Inner City Youth Center, Inc., and Duke University Divinity School. Mr. Westbrook received his divinity training at Duke University and a bachelor of arts from Emory University.

    ESTHER T. COLLIFLOWER, a co-founder of the Company's operations in 1978, has served as a director since 1983 and Vice Chairperson of the Board of Directors of the Company since 1988 and served as Senior Vice President of the Company from 1986 to 1996. Prior to 1978, Ms. Colliflower was Director of the Life Lab program at Miami-Dade Community College and later became an Associate Dean. Ms. Colliflower has a nursing degree from the University of Pennsylvania and a Master's degree with a focus on adult education from Lone Mt. College in San Francisco, California.

    J. R. WILLIAMS, M.D., joined the Company in 1984 as Medical Director of the Dallas hospice. He has served as Executive Vice President and a director of the Company since 1990, and as Chief Patient Care Officer since January 1995. Dr. Williams was the Company's Chief Operating Officer from 1990 to 1993. Previously he served as National Medical Director and later as Regional Vice President in Texas and Chicago. Dr. Williams co-founded Texas Oncology, P.A., a statewide network of oncologists that consults and treats cancer patients. While developing the oncology network, Dr. Williams was an oncology specialist at Baylor University Medical Center in Dallas. Dr. Williams researched the production and prevention of certain cancers for the National Cancer Institute and was a research fellow in medicine for Harvard Medical School. He is board certified in both Internal Medicine and Medical Oncology. Dr. Williams has a medical degree and a master's degree in biochemistry from Tulane University and an A.B. in chemistry from Princeton University.

    MARK A. STERLING, who joined the Company in 1993, serves as Senior Vice President--Strategic Development, Special Counsel for Regulatory Affairs and Secretary. He previously served as Vice President--Legal and Regulatory Affairs. Prior to joining the Company, Mr. Sterling was a partner at the law firm of Hogan & Hartson L.L.P. in Washington, D.C., focusing on healthcare transactional and regulatory matters. While at Hogan & Hartson L.L.P., he also served as President and as a director of Hospice Care of the District of Columbia. He is a director of Comprehensive Care Management Corporation.

    THOMAS E. COMBS, who joined the Company in 1989, serves as Senior Vice President--Hospice Operations. He has served the Company in various roles, including Regional Vice President of each of four regions, Vice President of Acquisitions and Development, and began his service as General Manager of the Company's Dallas, Texas program. Mr. Combs previously held positions as President of Hospice of Southwest Florida in Sarasota and Director of Finance for Hospice Care, Inc. in Pinellas County, Florida.

    DEIRDRE LAWE, who joined the Company in 1987, serves as Senior Vice President--Marketing and Admissions. Ms. Lawe served as the Regional Vice President for the Southeast Region and subsequently for the West Coast Region, and she served as the General Manager of the Company's Broward County, Florida hospice program from 1989 to 1990. Prior to joining Vitas, she was the Director of Pacemaker Monitoring with Survival Technology in New York City. Ms. Lawe has clinical experience as a senior and staff nurse in the coronary care unit of Montefiore Medical Center in the Bronx, New York.

    DAVID A. WESTER, who joined the Company in 1997, serves as Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Prior to joining the Company, Mr. Wester was Executive Vice President for the Florida subsidiaries' operations of Foundation Health Systems, a diversified provider of managed health care benefits and related services for individuals, employers and government agencies. Prior to his work with Foundation Health Systems, Mr. Wester served in various senior capacities for companies affiliated with Foster Management, a private investment firm, and assisted in the development of several healthcare companies, involved in managed care, physical therapy and orthopedics and prosthetics.

    DONALD J. GAETZ, a co-founder of the Company and a director of the Company since 1983, also served as Vice Chairperson of the Board of Directors of the Company from 1991 to 1996. From 1983 to 1991, Mr. Gaetz served as Executive Vice President of the Company.

    WILLIAM P. FERRETTI has been a director of the Company since 1988. Mr. Ferretti is the Chairman and Chief Executive Officer of Medstar Communications, Inc., a television programming company, which he co-founded in 1982. Mr. Ferretti also is a general partner of the NEPA Venture Fund-II. He currently serves as a director of MHM Services, Inc. and U.S. PHYSICIANS, Inc. Previously, he served as a director of Access Health, Inc. and Co-Care Eye Centers.

    PATRICK T. HACKETT has been a director of the Company since 1993. Mr. Hackett is a Managing Director and member of E.M. Warburg, Pincus & Co., LLC ("E.M. Warburg"), and its predecessor since 1994. Mr. Hackett is a member of the Board of Directors of Transition Systems, Inc. and Coventry Corporation.

    TIMOTHY S. O'TOOLE has been a director of the Company since 1991. Mr. O'Toole serves as Executive Vice President and Treasurer and a director of Chemed, a diversified public corporation with strategic investments in companies in various industries including healthcare services, which positions he has held since May 1992, February 1989 and 1991, respectively. He is also a director of National Sanitary Supply Co. and Patient Care, Inc., which are subsidiaries of Chemed.

    BRUCE F. WESSON has been a director of the Company since 1993. Mr. Wesson is a General Partner and the President of Galen Associates, a New York healthcare investment partnership. Prior to joining Galen Associates in 1991, Mr. Wesson was employed in Smith Barney Shearson Inc.'s Corporate Finance Department for 23 years, most recently as a Senior Vice President and Managing Director. He is a director of Witco Corporation.

    The Company's Charter and By-Laws provide that the Board of Directors of the Company, which presently consists of eight members, shall consist of that number of directors as determined by resolution of the Board of Directors. Directors are divided into three classes, each consisting of approximately one-third of the total number of directors. The term of office of each class is three years and expires in successive years at the time of the annual meeting of stockholders. Class I directors, consisting of Messrs. Ferretti and O'Toole and Ms. Colliflower, will hold office until the 2000 annual meeting of stockholders; Class II directors, consisting of Dr. Williams and Mr. Hackett, will hold office until the 1998 annual meeting of stockholders; and Class III directors, consisting of Messrs. Westbrook, Gaetz and Wesson, will hold office until the 1999 annual meeting of stockholders. Mr. O'Toole has served as a director as a designee of the holder of the 9% Preferred Stock and Messrs. Wesson and Hackett have served as directors as designees of the holders of Series B Preferred Stock. See "Description of Capital Stock--Investor Agreement" and "--Stockholders' Agreement."

COMMITTEES OF THE BOARD OF DIRECTORS

    EXECUTIVE COMMITTEE. The members of the Executive Committee of the Company's Board of Directors are Mr. Westbrook and Dr. Williams and Ms. Colliflower. The Executive Committee has been delegated all of the powers of the Board of Directors to the extent permitted under the Delaware General Corporation Law.

    AUDIT COMMITTEE. The members of the Audit Committee of the Company's Board of Directors are Messrs. Ferretti, O'Toole and Hackett, all of whom are nonemployee directors. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors and reviews the results and scope of the annual audit and other services provided by the Company's independent auditors.

    COMPENSATION COMMITTEE. The members of the Compensation Committee of the Company's Board of Directors are Messrs. Ferretti, O'Toole and Wesson, all of whom are nonemployee directors. The Compensation Committee makes recommendations to the full Board of Directors concerning salaries, incentive compensation and benefits for executive officers and certain other employees of and consultants to the Company, and grants options under the Company's Management Equity Incentive Plans and otherwise. In addition, the Compensation Committee reviews and makes recommendations to the full Board of Directors concerning special compensation arrangements.

COMPENSATION OF DIRECTORS

    Except for Messrs. Ferretti and O'Toole, members of the Company's Board of Directors do not receive compensation for serving on the Board or any committee thereof. Messrs. Ferretti and O'Toole each receive a $25,000 annual fee for serving on the Board and their respective committees of the Board. All directors receive reimbursement for expenses incurred in attending Board and committee meetings.

    Directors are eligible to receive option grants under the Company's Management Equity Incentive Plans. The terms of options granted under these plans are determined at the time of grant. See
"--Management Equity Incentive Plans." No options were granted to directors under the Management Equity Incentive Plans in fiscal 1996.

    Pursuant to a Consulting Agreement effective as of January 1, 1997 between the Company and Ms. Colliflower, the Company has agreed to pay Ms. Colliflower $2,000 for each day that Ms. Colliflower is requested to provide and does provide consulting services to the Company in addition to any continued services she may provide as a member of the Board of Directors of the Company. These consulting services include (but are not limited to) consulting to the Patient and Family Services Department on clinical matters, design and implementation of the patient care team model, policy and procedures, visits to hospice locations regarding management issues, interdisciplinary team processes and overall employee motivation matters and other matters as directed by the Company. The agreement also provides for the reimbursement by the Company of reasonable business expenses incurred by Ms. Colliflower in furtherance of her duties and performance of consulting services. The term of the agreement began as of January 1, 1997 and expires on January 1, 1998, is subject to earlier termination upon death, for cause, or for any reason by either party upon sixty
(60) days' written notice to the other party, and may be extended by mutual written agreement. The agreement was conditioned upon Ms. Colliflower entering into a Confidentiality and Non-Disclosure Agreement with the Company. With respect to any intellectual property rights or other works made for the benefit of the Company, the agreement provides that the Company shall be considered the author of the work and is regarded as the initial owner of the copyright or other intellectual property rights unless the parties have expressly agreed otherwise in a written agreement signed by them.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal 1996, Messrs. Ferretti, O'Toole and Wesson, all of whom are non-employee directors, served on the Compensation Committee of the Board of Directors. Mr. O'Toole is an executive officer and director of Chemed. Upon completion of the Offering, the Company intends to redeem all of the outstanding shares of the 9% Preferred Stock, which is owned by Chemed, at an aggregate redemption price of approximately $30.0 million. It is currently anticipated that, on the closing of this Offering, Chemed will exercise a portion of one of its two warrants and purchase 246,634 shares of Common Stock, with the remaining portion of the warrant expiring by its terms. In addition, after the Offering, the Company will use a portion of the net proceeds from the Offering to repurchase the other warrant held by Chemed for a purchase price per share equal to the excess of the public offering price over $12.19, or an aggregate of $1.5 million based on an assumed public offering price of $15.00 per share. See "Use of Proceeds."

    The Company has entered into a Registration Rights Agreement with certain stockholders of the Company, Chemed, the holders of Series B Preferred Stock and the Bank providing for the registration of Common Stock held by such persons under certain terms and conditions. For a description of the terms of the Registration Rights Agreement, see "Description of Capital Stock--Registration Rights."

    The Company has entered into an Investor Agreement with Chemed providing Chemed with board representation and other rights relating to its ownership of securities of the Company. For a description of the terms of the Investor Agreement, see "Description of Capital Stock--Investor Agreement."

    The Company has entered into a Stockholders' Agreement with Mr. Westbrook, Carole S. Westbrook and the holders of Series B Preferred Stock providing certain rights of first refusal relating to Common Stock owned by such parties, and other rights. This agreement terminates upon the closing of this Offering. For a description of the terms of the Stockholders' Agreement, see "Description of Capital Stock-- Stockholders' Agreement."

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table sets forth certain summary information concerning the compensation paid to the Company's Chief Executive Officer and each of the three most highly compensated executive officers whose salary and bonus exceeded $100,000 in fiscal 1996 for services rendered in all capacities to the Company for fiscal 1996. All of the executive officers named below are referred to herein as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                            ANNUAL COMPENSATION
                                                                         -------------------------
                                                                                         OTHER
                                                                                        ANNUAL        ALL OTHER
NAME AND PRINCIPAL POSITION(S)                                             SALARY    COMPENSATION   COMPENSATION
-----------------------------------------------------------------------  ----------  -------------  -------------
Hugh A. Westbrook......................................................  $  421,425   $  42,701(2)   $ 128,750(3)
  Chairman of the Board and Chief Executive Officer
J.R. Williams, M.D.....................................................     315,000            --        8,216(4)
  Executive Vice President and Chief Patient Care Officer
Mark A. Sterling.......................................................     180,000            --        2,439(5)
  Senior Vice President-Strategic Development, Special Counsel for
  Regulatory Affairs and Secretary
Esther T. Colliflower (1)..............................................     200,000            --       75,000(6)
  Vice Chairperson of the Board and Senior Vice President (former)

------------------------

(1) Ms. Colliflower was no longer employed with the Company as of December 1996, but continues to serve as the Vice Chairperson of the Board of Directors of the Company, and provides consulting services pursuant to a consulting agreement with the Company. See "--Compensation of Directors." Ms. Colliflower is also receiving severance payments pursuant to a severance arrangement with the Company. See "--Employment and Other Agreements."

(2) Includes (i) $30,300 attributable to portion of salary for personal assistant and (ii) $11,701 attributable to amortization of purchase price of car furnished for Mr. Westbrook's use.

(3) Consists of (i) $85,000 received in consideration of the non-compete restrictions in Mr. Westbrook's employment agreement, (ii) $37,226 representing the approximate value to Mr. Westbrook with respect to the payment of premiums by the Company in connection with a split-dollar insurance arrangement, and (iii) $6,524 representing premiums paid on behalf of Mr. Westbrook with respect to a supplemental disability insurance policy. See "--Employment and Other Agreements."

(4) Consists of $8,216 representing premiums paid on behalf of Dr. Williams with respect to a supplemental disability insurance policy.

(5) Includes (i) $872 representing the amount of the matching contribution made by the Company to its contributory retirement plan (the "401(k) Plan") and
    (ii) $1,567 representing premiums paid on behalf of Mr. Sterling with respect to a supplemental disability insurance policy.

(6) Consists of an amount received in consideration of the non-compete restrictions in Ms. Colliflower's employment agreement. See "--Employment and Other Agreements."

    David A. Wester joined the Company as Vice President, Chief Financial Officer, Treasurer and Assistant Secretary in August 1997. Mr. Wester's initial annual salary is $198,000.

    OPTION GRANTS

    During fiscal 1996, no options were granted to any of the named executive officers of the Company. The Company granted stock options to Mr. Wester for 20,166 shares at an exercise price of $13.64 per share, upon commencement of his employment.

    OPTION EXERCISES AND FISCAL YEAR-END VALUES

    The following table sets forth certain information concerning the fiscal year-end value of unexercised stock options held by the named executive officers. None of the named executive officers exercised any options during fiscal 1996.

                         FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SHARES OF
                                                                COMMON STOCK
                                                           UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                          OPTIONS AT SEPTEMBER 30,      IN-THE-MONEY OPTIONS
                                                                    1996              AT SEPTEMBER 30, 1996 (1)
                                                         --------------------------  ---------------------------
NAME                                                     EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-------------------------------------------------------  -----------  -------------  ------------  -------------
Hugh A. Westbrook......................................     843,325            --    $  5,562,797            --
J.R. Williams, M.D.....................................     123,748            --       1,644,267            --
Mark A. Sterling.......................................          --        25,666              --   $    43,645
Esther T. Colliflower (2)..............................     128,332            --         846,511            --

------------------------

(1) There was no public market for the Common Stock at September 30, 1996. These values have been calculated based on the difference between the exercise price and a valuation of the Common Stock, prepared for the Vitas ESOP by an "independent appraiser" as required by the Code, of $16.36 per share as of September 30, 1996.

(2) Ms. Colliflower was no longer employed with the Company as of December 1996, but continues to serve as the Vice Chairperson of the Board of Directors of the Company, and provides consulting services pursuant to a consulting agreement with the Company. See "--Compensation of Directors."

EMPLOYMENT AND OTHER AGREEMENTS

    WESTBROOK EMPLOYMENT AGREEMENT. Mr. Westbrook is employed pursuant to an Amended and Restated Employment Agreement, dated September 12, 1994, effective as of May 3, 1994, pursuant to which Mr. Westbrook serves as the Chairman and Chief Executive Officer of the Company. The terms of the agreement provide, among other things, for an annual base salary of $600,000 (subject to increase in the Board of Directors' sole discretion), bonuses as may be authorized, declared and paid by the Board of Directors in its sole discretion, and eligibility to participate in the various employee benefit plans that the Company has adopted or may adopt for the benefit of its employees on the same basis as other executive officers. In July 1995, Mr. Westbrook voluntarily agreed to reduce his base salary under his employment agreement to $420,000. Mr. Westbrook's current base salary is $420,000. The Company is also obligated to furnish a car for use by Mr. Westbrook.

    The employment agreement also obligates the Company to maintain a $5 million split dollar life insurance policy insuring the lives of Mr. Westbrook and his spouse, in accordance with the terms of a split dollar agreement (the "Split Dollar Agreement") among the Company, Mr. Westbrook, and a trust of which Mr. Westbrook is the grantor (the "Owner"). For so long as Mr. Westbrook is employed under the employment agreement, the Company is required to make annual premium payments into the policy equal to the excess of $65,000 over the premiums required to be paid by the Owner under the Split Dollar Agreement. The Company also is required to pay to Mr. Westbrook annual bonuses equal to the amount necessary to net Mr. Westbrook, after applicable state and federal taxes, the annual premiums required to be paid by the Owner each year under the Split Dollar Agreement. The Split Dollar Agreement provides for the Company to be reimbursed from any insurance proceeds or withdrawals disbursed from the policy for all premiums paid by the Company.

    Mr. Westbrook's employment agreement expires on June 4, 1998. Mr. Westbrook's services terminate upon his death or "disability" (as defined in the agreement), and may be terminated by the Company at any time with or without "cause" (as defined in the agreement), provided that Mr. Westbrook may not be terminated without "cause" except by the affirmative vote of two-thirds of the members of the Company's entire Board of Directors. The employment agreement also provides that in the event of Mr. Westbrook's death, "disability", termination of employment by the Company without "cause" or in the event Mr. Westbrook terminates his employment with "good reason" (generally defined as (i) a proposed reduction in his annual base salary, (ii) a material reduction in his duties or authority, his failure to be elected or re-elected as a director or as Chairman or Chief Executive Officer of the Company or its successor, or his removal as a director, as Chairman or as Chief Executive Officer of the Company or its successor, in each case other than for "cause" or on account of his inability to substantially perform his duties for a specified period, or (iii) any termination by Mr. Westbrook in his sole discretion within two years after a "change in control" of the Company (as defined in the agreement)), the Company shall continue to pay Mr. Westbrook's then current base salary, commencing on the effective date of his termination of employment, for the greater of (a) the remainder of the term of the agreement or (b) six months (the "Continuation Payments").

    During the period in which Mr. Westbrook is receiving any payments under the employment agreement and for a period of one year thereafter, Mr. Westbrook is prohibited from competing with the Company and, without the prior written consent of the Company, soliciting, hiring or inducing the termination of employment of persons providing services to the Company or any of its subsidiaries. In consideration for such restrictive covenants, Mr. Westbrook receives $85,000 per year for the period he is employed under the Agreement and for any period during which he is entitled to receive the Continuation Payments. In addition, Mr. Westbrook received a payment of $175,000 on July 1, 1994 and is to receive a January 2, 1998 payment to be equal to the number of days from January 1, 1998 to the end of the term of the Agreement multiplied by $233. The employment agreement also prohibits Mr. Westbrook from disclosing any confidential information of the Company or any of its subsidiaries at any time during or subsequent to the term of the agreement.

    Mr. Westbrook is currently negotiating a new employment agreement with the Company.

    COLLIFLOWER EMPLOYMENT AGREEMENT. During fiscal 1996, Ms. Colliflower was employed pursuant to an employment agreement dated December 18, 1992, as amended, pursuant to which Ms. Colliflower served as Senior Vice President of the Company. The terms of the agreement provided for, among other things, an annual base salary commencing on October 1, 1993 of $200,000 (subject to increase in the Board of Directors' sole discretion), bonuses as may be authorized, declared and paid by the Board of Directors in its sole discretion, eligibility to participate in the various employment benefit plans that the Company has adopted or may adopt for the benefit of its employees on the same basis as other executive officers. The term of Ms. Colliflower's employment pursuant to the employment agreement was to have run through June 4, 1998.

    During the period that Ms. Colliflower receives any payments under the employment agreement and for a period of one (1) year thereafter, Ms. Colliflower is prohibited from competing with the Company and, without the prior written consent of the Company, soliciting, hiring or inducing the termination of employment of persons providing services to the Company or any of its subsidiaries. In consideration for such restrictive covenants, Ms. Colliflower is entitled to receive $50,000 per year for the period she is employed under the agreement and for any period during which she is entitled to receive her base salary under the employment agreement. The employment agreement also prohibits Ms. Colliflower from disclosing any confidential information of the Company or any of its subsidiaries at any time during or subsequent to the term of the agreement.

    In December 1996, by mutual agreement between the Company and Ms. Colliflower, Ms. Colliflower terminated her employment with the Company. Pursuant to an understanding between the parties, upon termination of employment with the Company, Ms. Colliflower became entitled to severance payments through June 4, 1998, payable bi-weekly, calculated based on an annual severance of $200,000.

    OTHER EMPLOYMENT AGREEMENTS. Dr. Williams is employed by the Company pursuant to an agreement dated as of October 1, 1990, providing for an annual base salary of $250,000 (currently $314,999). In addition, Dr. Williams' employment agreement provides for, among other things, a performance bonus plan (to be based on pre-determined qualitative and quantitative factors), comprised of a series of one-time bonuses to be paid during or at the end of a year or other measurement period, which may total 25% of his annual base salary. The employment agreement also provides for health insurance, life insurance and other customary benefits. Upon termination with "cause" (as defined in the employment agreement), Dr. Williams is entitled to receive the base salary to the date of termination and all earned benefits. Upon termination without "cause," Dr. Williams is entitled to 12 months of severance and all earned benefits. Dr. Williams' employment agreement also incorporates certain covenants restricting him from engaging in certain competitive activities during his employment and for a period of time following termination of employment.

    Mr. Sterling is employed by the Company pursuant to a letter agreement dated June 17, 1993, as amended by a supplemental letter agreement dated June 29, 1993, pursuant to which his annual salary is currently $180,000, and discretionary bonuses as determined by the Board of Directors, relocation expenses, a $500 car allowance and normal benefits available to Vitas employees. In addition, Mr. Sterling has received two stock option grants, each of which consists of the right to purchase 12,833 shares of Common Stock. The letter agreement also provides for 13 bi-weekly severance payments in the event of termination other than for "cause."

    SEVERANCE AGREEMENTS. The Company has entered into severance agreements with certain officers, including Messrs. Westbrook, Williams and Sterling, in each case dated as of January 28, 1997, and with Mr. Wester dated as of August 4, 1997. All of these severance agreements terminate on January 31, 2000. These agreements entitle the employees to severance benefits if such employee is terminated within two years after a "change in control" (as defined in the agreement) whether or not such termination is for "good reason" (as defined in the agreement) or by the Company other than for "cause" (as defined in the agreement). The amount of severance payments is to be equal to two times the employee's "current compensation" (as defined in the agreement), payable as follows: (i) a lump sum payment within five business days of the date of his or her termination equal to one times the employee's "current compensation" and
(ii) the remaining amount in substantially equal installments in accordance with the Company's normal payroll practices; provided, that no severance payments are to be made if the employee terminates employment because of permanent and total disability or death. Severance payments pursuant to the severance agreements do not affect an employee's entitlement to other benefits or payments. Continuing employment with the Company or acceptance of a new position with the Company after a "change in control" is not deemed a waiver of the employee's right to terminate his or her employment, and receive severance payments, within two years after a "change in control."

    Employees are not obligated to seek further employment in order to mitigate the amount of severance paid be the Company. However, in the event the employee terminates employment other than for "good reason," the Company has the right to offset against the unpaid portion of any severance payments the portion of the employee's compensation from new employment received during the severance payment period. The employee is obligated to immediately inform the Company of any such new employment.

EMPLOYEE STOCK OWNERSHIP PLAN

    Effective as of October 1, 1989, the Company adopted the ESOP, a tax-qualified employee stock ownership plan and trust for the benefit of current and former employees of the Company age 21 or over who satisfy certain annual service requirements. Upon adoption of the ESOP, the Company contributed 73,333 shares of Company Common Stock and $260,000 in cash to the ESOP. In December 1991, the ESOP purchased an additional 293,330 shares of Company Common Stock from Mr. Gaetz, who serves as a director of the Company and who immediately prior to such purchase served as both a director and an officer of the Company. The ESOP's purchase of such shares from Mr. Gaetz was financed by a 15-year term loan from the Company in the amount of $2.9 million, which has been repaid with the proceeds of the $2.9 million ESOP Loan. The ESOP Loan is being paid by contributions by the Company. Such contributions totaled $396,000, $669,000, $655,000 and approximately $516,000 in 1994, 1995, 1996 and the nine months ended June 30, 1997, respectively. Mr. Westbrook is the sole trustee of the ESOP, and in such capacity may vote shares of Company Common Stock held by the ESOP, subject to his fiduciary duties as trustee; provided, however, that participants may direct the vote of such shares allocated to participant accounts in connection with certain corporate transactions. As of September 30, 1996, 240,238 shares were allocated to participant accounts. Participant account balances vest ratably over the first four years of service rendered to the Company by participants. As of September 30, 1996, there were 2,590 participants in the ESOP. All executive officers and most management employees who have received option grants under the Company's Management Equity Incentive Plans do not participate in the ESOP.

MANAGEMENT EQUITY INCENTIVE PLANS

    Effective as of June 29, 1992, the Board of Directors of the Company adopted the Management Equity Incentive Plan (the "1992 MEIP"), which was approved by the Company's stockholders on August 21, 1992. Effective as of January 25, 1994, the Board of Directors of the Company adopted the 1994 Management Equity Incentive Plan (the "1994 MEIP"), which was approved by the Company's stockholders on February 28, 1994. The 1992 MEIP and the 1994 MEIP provide for the granting of options to acquire Common Stock ("Options"), which may be either incentive stock options (an "ISO") intended to satisfy the requirements of
Section 422 of the Code or non-qualified stock options (an "NSO"). Both the 1992 MEIP and the 1994 MEIP are administered by the Compensation Committee of the Board of Directors, and all full-time employees, officers, non-employee directors and independent contractors of the Company and its subsidiaries are eligible to receive grants of Options thereunder. Neither the 1992 MEIP nor the 1994 MEIP has a termination date; however, ISOs may not be granted 10 years from the effective date of each plan. The 1992 MEIP and the 1994 MEIP provide for the grant of Options to purchase up to 470,062 shares and up to 366,663 shares, respectively, of Common Stock. Under the 1994 MEIP, the maximum number of shares subject to Options that can be granted to any person is 183,332 during the first 10 years after the effective date of the 1994 MEIP and 18,333 per year thereafter. Under both the 1992 MEIP and the 1994 MEIP, the purchase price per share of Common Stock subject to an Option is fixed by the Board of Directors when the Option is granted. The terms of Options granted under both the 1992 MEIP and the 1994 MEIP, including the vesting provisions of such Options, are established at the time of grant. Option holders who discontinue service to the Company prior to the completion of vesting of their Options forfeit any unvested Options. Options granted under both the 1992 MEIP and the 1994 MEIP cannot be exercised until the happening of certain events. Option holders may exercise Options to the extent vested on the happening of certain events, including the closing of the Offering. The 1992 MEIP, the 1994 MEIP and the Options issued thereunder terminate upon certain extraordinary corporate transactions, unless provision is made in connection with such transaction for the continuation of the plans and/or the assumption of, or substitution for, such Options. Options granted under the 1992 MEIP and 1994 MEIP are generally conditioned upon option holders executing an agreement providing for confidentiality and, except for residents of California, for non-competition for a period of one year after termination of employment. No Options have been granted to Messrs. Westbrook or Williams under either the 1992 MEIP or the 1994 MEIP. Mr. Sterling has received 12,833 Options under each of the 1992 MEIP and the 1994 MEIP, with a per share exercise price of $12.95 and $16.36, respectively. Mr. Wester has received grants of 20,166 Options under the 1994 MEIP, with a per share exercise price of $13.64.

    FEDERAL INCOME TAX TREATMENT OF THE MANAGEMENT EQUITY INCENTIVE PLANS

    An Option holder will not be deemed to have received taxable income upon the grant or exercise of any ISO (except that the alternative minimum tax may apply). Any gain realized upon a disposition of shares received pursuant to the exercise of an ISO will be taxed as a long-term capital gain, so long as the Option holder holds the shares for at least two years after the date of grant and for at least one year after the date of exercise. Upon exercise of an NSO, an Option holder will be deemed to receive ordinary income in an amount equal to the difference between the exercise price and the fair market value of the underlying stock on the date of the exercise.

    Generally, neither gain nor loss will be recognized by the Company upon the grant or exercise of an ISO. Upon the exercise of a NSO, the Company will be entitled to a deduction for the amount recognized as ordinary income by the Option holder. If Common Stock acquired upon the exercise of an ISO is disposed of prior to satisfaction of the holding periods described above, generally the Option holder will be deemed to have realized as ordinary income, and the Company will be allowed to deduct, the excess of the market value at the date of exercise over the Option price unless the deduction is limited by Section 162(m) of the Code, discussed below. If an Option holder pays for the exercise of an Option by delivering shares of Common Stock, the exchange of shares generally will be treated as a non-taxable transaction (provided, in the case of an ISO, that the shares delivered in payment are not shares acquired upon exercise of an ISO which have not satisfied the holding period requirements discussed above).

    Under Section 162(m) of the Code, which was enacted in 1993, if the employer of the Option holder is a publicly held corporation and the Option holder is one of certain specified executive officers, then, unless certain exceptions apply, the employer is not entitled to deduct compensation with respect to the Option holder, including compensation related to the exercise of stock options, to the extent such compensation in the aggregate exceeds $1,000,000 for the taxable year. If Options granted pursuant to the 1992 MEIP and the 1994 MEIP are exercised by any of certain senior executive officers in an amount such that, given the then prevailing value of the Common Stock, the officer realizes total compensation for the taxable year in excess of $1,000,000, Section 162(m) may limit the total deduction allowable. Regulations under Section 162(m) contain an exception for certain plans described in the offering material for initial public offerings which exception is expected to apply to the 1992 MEIP and the 1994 MEIP.

NON-PLAN STOCK OPTION GRANTS

    As of the date of this Prospectus, the Company has granted 1,128,405 nonqualified stock options outside of the 1992 MEIP and the 1994 MEIP to a total of seven individuals, including grants of 843,325, 123,749 and 128,332 to Mr. Westbrook, Dr. Williams and Ms. Colliflower, respectively. With the exception of 68,749 non plan options granted to Dr. Williams with an exercise price of $1.91 per share, the exercise price of all non-plan options that have been granted was equal to the fair market value per share of Company Common Stock as of the date of grant, ranging from $0.25 to $12.95 per share. All such non-plan option grants were made prior to October 1993. In general, such non-plan options vest ratably over a four-year period. Dr. Williams received a grant of a non-plan option in 1990 for 36,666 at an exercise price of $1.91 per share, which were fully vested on the date of grant. In general, the non-plan options expire 10 years after the date of grant and are nontransferable, except in the event of death or disability. If an employee's employment with the Company or a subsidiary terminates by reason of death or permanent and total disability, his or her non-plan options, whether or not then exercisable, may be exercised within one year after such death or disability (but not later than the date the option would otherwise expire). If the employee's employment terminates for any reason other than death or disability, options held by such optionee terminate three months after the date of such termination, except Mr. Westbrook's option for 843,325 shares granted December 17, 1991 expires three months after termination of provisions of services to the Company. The non-plan options also terminate upon certain extraordinary corporate transactions, unless provision is made in connection with such transaction for the assumption of the options or for the substitution for such options. In the event of such termination, all outstanding non-plan options become exercisable in full during such period immediately prior to the occurrence of such termination as the Board in its discretion determines if the option holder was employed by the Company within thirty (30) days of such termination regardless of whether they were exercisable at the time of such termination.

    The federal income tax treatment of non-plan options is the same as the treatment of NSOs described above in "Management Equity Incentive Plans--Federal Income Tax Treatment of the Management Equity Incentive Plans."

401(K) PLAN

    The Company has adopted the 401(k) Plan, a contributory retirement plan, for its employees age 21 and over with at least one year of service to the Company. The 401(k) Plan provides that each participant may contribute up to 10% of his or her salary (not to exceed the annual statutory limit). The Company makes a matching contribution to each participant's account equal to 20% of such participant's contribution up to 3% of such participant's annual compensation. Company matching contributions vest ratably over four years. Amounts, if any, contributed to the 401(k) Plan by the Company on behalf of its named executive officers are shown in the Summary Compensation Table.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of Vitas Common Stock as of September 15, 1997 by (i) each person known to Vitas to be the beneficial owner of more than five percent of the outstanding shares of Vitas Common Stock or Series B Preferred Stock, (ii) by each executive officer and director of Vitas and (iii) all executive officers and directors of Vitas as a group.

                                                             BEFORE OFFERING (1)                        AFTER OFFERING (1)(2)
                                          ----------------------------------------------------------  --------------------------
                                                                                 SERIES B
                                               COMMON STOCK (3)              PREFERRED STOCK                 COMMON STOCK
                                          --------------------------  ------------------------------  --------------------------
                                          AMOUNT AND                   AMOUNT AND                     AMOUNT AND
                                           NATURE OF                    NATURE OF                      NATURE OF
                                          BENEFICIAL      PERCENT      BENEFICIAL        PERCENT      BENEFICIAL      PERCENT
                                           OWNERSHIP    OUTSTANDING     OWNERSHIP      OUTSTANDING     OWNERSHIP    OUTSTANDING
                                          -----------  -------------  -------------  ---------------  -----------  -------------
Hugh A. Westbrook (4)(5)(6)(18)(20).....   1,599,804         38.2%             --              --      1,599,804         19.9%
Carole S. Westbrook (4)(6)..............   1,234,000          30.1             --              --      1,234,000          15.7
Westbrook Family Partnership, Ltd.
  c/o Westbrook Family Corporation,
  General Partner (6)...................     106,699           2.9             --              --        106,699           1.4
Chemed Corporation (7)..................   1,478,080          28.7             --              --        246,634           3.1
Galen Entities (8)......................     863,588          23.5        100,000            38.1        863,588          11.0
Warburg, Pincus Investors, L.P. (9).....     771,922          21.0        100,000            38.1        771,922           9.9
Vitas Healthcare Corporation Employee
  Stock Ownership Trust (5)(6)..........     240,238           9.9             --              --        240,238           4.7
Esther T. Colliflower (6)(10)(18)(20)...     236,537           6.2             --              --        236,537           3.0
Colliflower Family Partnership, Ltd.
  c/o The Colliflower Family
  Corporation,
  General Partner (6)...................     106,699           2.9             --              --        106,699           1.4
Thomas E. Combs (11)(20)................      20,247         *                 --              --         20,247         *
Deirdre Lawe (12)(20)...................      20,937         *                 --              --         20,937         *
Donald J. Gaetz (13)(18)................     186,066           5.0             --              --        186,066           2.4
J.R. Williams, MD (14)(18)(20)..........     134,421           3.5             --              --        134,421           1.7
Mark A. Sterling (15)(20)...............      22,458         *                 --              --         22,458         *
William P. Ferretti (18)................      20,900         *                 --              --         20,900         *
Timothy O'Toole (16)(18)................       7,333         *                 --              --          7,333         *
Patrick T. Hackett (17)(18).............     771,922          21.0        100,000            38.1        771,922           9.9
Bruce F. Wesson(18)(19).................     863,858          23.5        100,000            38.1        863,858          11.0
Deutsche Beteiligungsgesellschaft mbH &
  Co. Fonds I KG (21)...................     173,682           4.7         22,500             8.6        173,682           2.2
All executive officers and directors as
  a group (12 persons)..................   3,967,743          81.7        200,000            76.2      3,967,743          44.0

------------------------------

*   Less than one percent.

(1) Under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2) Upon completion of the Offering, all of the shares of Series B Preferred Stock will be automatically converted into an aggregate of 2,026,293 shares of Common Stock. These columns reflect beneficial ownership after giving effect to the conversion of all outstanding Series B Preferred Stock. Assume no exercise of the Underwriters' over-allotment option. See "Underwriting."

(3) For purposes of determining beneficial ownership of Common Shares, includes all shares of Series B Preferred Stock based on the current conversion ratio with respect to each person.

(4) Includes 106,699 shares owned by the Westbrook Family Partnership, Ltd., whose general partner is the Westbrook Family Corporation (a corporation owned by Hugh A. Westbrook and Carole S. Westbrook) which votes the shares held by the

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    partnership. For Mr. Westbrook, includes 843,325 shares issuable upon the exercise of options that are or become exercisable within 60 days of September 15, 1997, 240,238 shares held by the ESOP, as to which Mr. Westbrook is the sole Trustee (but see footnote 5) and 39,579 shares beneficially owned by Carole S. Westbrook. For Ms. Westbrook, includes 1,319,987 shares beneficially owned by Hugh A. Westbrook. Mr. Westbrook disclaims beneficial ownership of shares held by his wife, Carole S. Westbrook, and Carole S. Westbrook disclaims beneficial ownership of shares held by her husband, Hugh A. Westbrook.

(5) Mr. Westbrook is the sole Trustee of the ESOP and as such votes the shares held by the ESOP, except in connection with certain corporate transactions, including a merger, in which case the ESOP participants direct the voting of 240,238 shares allocated as of September 30, 1996 and the unallocated shares are voted by the Trustee.

(6) The business mailing address of the named person or entity is c/o Vitas Healthcare Corporation, 100 South Biscayne Boulevard, Suite 1500, Miami, Florida 33131.

(7) As of September 15, 1997, Chemed held warrants to purchase 1,478,080 shares of Common Stock. Chemed also owns 270,000 shares of 9% Preferred Stock. The mailing address of Chemed is 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202.

(8) As of September 15, 1997, includes shares owned by the following Galen entities (collectively, the "Galen Entities") which are affiliates through common ownership and/or control: (i) Galen Partners II, L.P. which held 72,114 shares of Series B Preferred Stock which are convertible into 556,664 shares of Vitas Common Stock and 66,013 shares of Vitas Common Stock, or a total of 622,677 equivalent shares of Vitas Common Stock; (ii) Galen Partners International II, L.P. which held 27,591 shares of Series B Preferred Stock which are convertible into 212,981 shares of Vitas Common Stock and 25,257 shares of Vitas Common Stock, or a total of 238,508 equivalent shares of Vitas Common Stock; and (iii) Galen Employee Fund, L.P. which held 295 shares of Series B Preferred Stock which are convertible into 2,277 shares of Vitas Common Stock and 396 shares of Vitas Common Stock, or a total of 2,673 equivalent shares of Vitas Common Stock. The mailing address of the Galen Entities is 610 Rockefeller Center, New York, New York 10020.

(9) The sole general partner of Warburg, Pincus Investors, L.P. ("Investors") is Warburg Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the Managing Partner and may be deemed to control it. E.M. Warburg manages Investors. WP has a 20% interest in the profit of Investors. Patrick
    T. Hackett, a director of Vitas, is a general partner of WP and a Managing Director and member of E.M. Warburg. As such, Mr. Hackett may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Investors and WP. Mr. Hackett disclaims beneficial ownership of shares beneficially owned by Investors and WP within Rule 13d-3 under the Exchange Act. The mailing address of Investors is 466 Lexington Avenue, New York, New York 10017.

(10) Includes 106,699 shares owned by the Colliflower Family Partnership, Ltd. whose general partner is The Colliflower Family Corporation (a corporation owned by Esther T. Colliflower and her husband Owen Colliflower) which votes the shares held by the partnership. Includes 128,332 shares issuable upon the exercise of options that are or become exercisable within 60 days of September 15, 1997. Includes 1,506 shares held by the ESOP allocated to Ms. Colliflower's ESOP account.

(11) Consists of 20,166 shares issuable upon the exercise of options that are or become exercisable within 60 days of September 15, 1997 and 81 shares held by the ESOP allocated to Mr. Combs' ESOP account.

(12) Consists of 20,166 shares issuable upon the exercise of options that are or become exercisable within 60 days of September 15, 1997 and 771 shares held by the ESOP allocated to Ms. Lawe's ESOP account.

(13) Pursuant to a call agreement between Mr. Gaetz, Ms. Colliflower and Mr. Westbrook, Mr. Gaetz has the right to purchase up to 18,333 shares of Vitas Common Stock from each of Ms. Colliflower and Mr. Westbrook at $9.76 per share, which call right becomes exercisable in increments, subject to certain terms and conditions, through December 17, 1998. Under such Call Agreement, as of September 15, 1997 Mr. Gaetz has the right to purchase 18,333 shares of Vitas Common Stock from each of Mr. Westbrook and Ms. Colliflower. Includes such 36,666 shares and 1,506 shares of Vitas Common Stock held by the ESOP allocated to Mr. Gaetz' ESOP account.

(14) Includes 123,748 shares issuable upon the exercise of options that are or become exercisable within 60 days of September 15, 1997 and 1,506 shares held by the ESOP allocated to Dr. Williams' ESOP account.

(15) Consists of 22,458 shares issuable upon exercise of options that are or become exercisable within 60 days of September 15, 1997.

(16) Consists of 7,333 shares issuable upon exercise of options that are or become exercisable within 60 days of September 15, 1997. Mr. O'Toole disclaims beneficial ownership of the shares held by Chemed.

(17) Mr. Hackett disclaims beneficial ownership of the shares beneficially owned by Investors and WP within Rule 13d-3 under the Exchange Act. Mr. Hackett's mailing address is c/o Warburg, Pincus Investors, L.P., 466 Lexington Avenue, New York, New York 10017.

(18) Messrs. Westbrook, Gaetz, Williams, Ferretti, O'Toole, Hackett, Wesson and Ms. Colliflower are all directors of Vitas.

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
(19) Bruce F. Wesson, a director of Vitas, is a General Partner of the General Partner of Galen Partners II, L.P. and Galen Partners International II, L.P. and a General Partner of Galen Employee Fund, L.P. Except to the extent of his partnership interest, Mr. Wesson disclaims beneficial ownership of the shares held by the Galen Entities.

(20) Mr. Westbrook serves as the Chairman and Chief Executive Officer. Ms. Colliflower serves as a Vice Chairperson. Dr. Williams serves as Executive Vice President and Chief Patient Care Officer. Mr. Sterling serves as Senior Vice President-Strategic Development, Special Counsel for Regulatory Affairs and Secretary. Mr. Combs serves as Senior Vice President-Hospice Operations. Ms. Lawe serves as Senior Vice President-Marketing and Admissions.

(21) The mailing address for Deutsche Beteiligungsgesellschaft mbH & Co. Fonds I KG is E mil-von-Behring-Strasse 2, D-60439 Frankfurt am Main, Frankfurt, Germany.

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
                              CERTAIN TRANSACTIONS

INVESTOR AGREEMENT

    In December 1991, the Company completed a private placement of 270,000 shares of its 9% Preferred Stock for an aggregate purchase price of $27.0 million to Chemed to provide working capital to the Company and funds to expand the Company's business. In connection with this transaction, the Company also issued to Chemed two warrants to purchase Common Stock of the Company and entered into an Investor Agreement (the "Investor Agreement"), dated December 17, 1991, with Chemed. Pursuant to the terms of the Investor Agreement, as long as Chemed beneficially owns at least 10% of the outstanding shares of Company Common Stock, the Company is obligated to nominate one person designated by Chemed for election as a director of the Company. Timothy S. O'Toole, an officer and director of Chemed Corporation, was nominated to serve as a director of the Company in accordance with this provision. In addition, in the event the Company's Board of Directors is comprised of more than 10 directors, persons designated by Chemed must constitute no less than one-ninth ( 1/9) of the entire Board of Directors of the Company (rounded up to the nearest whole number). The Company anticipates that Chemed will beneficially own approximately 3.1% of the outstanding shares of Company Common Stock immediately following the Offering. See "Principal Stockholders."

    Under the terms of the Investor Agreement, Chemed also has agreed that it will not, directly or indirectly offer to acquire or acquire any Common Stock (other than pursuant to the exercise of two warrants), except with the prior written approval of the Company's Board of Directors. However, the Investor Agreement also provides that in the event Chemed ceases to own beneficially at least 20% of the Common Stock at any time during the term of such Agreement as a result of any action taken by the Company, Chemed will be entitled to acquire additional Common Stock without the Company's prior approval in the open market or in private transactions so as to maintain its beneficial ownership level at up to 20% provided that Chemed shall not exceed such 20% interest without the Company's prior written approval.

    The Investor Agreement further provides that except in tender offers or exchange offers that the Board of Directors of the Company does not oppose, Chemed will not knowingly offer, sell or transfer any shares of Common Stock beneficially owned to any person or company who would then beneficially own, control or hold proxies or options for 5% or more of the outstanding Common Stock except with the prior written approval of the Company, unless the Company or its designee is first given an opportunity to acquire such shares on certain terms and conditions, provided that in sales other than in the open market Chemed is required to obtain appropriate representations from each purchaser as to compliance with such 5% limitation. The Investor Agreement also imposes certain restrictions on sales by Chemed of Common Stock pursuant to tender offers or exchange offers that the Board of Directors of the Company opposes. Under the Investor Agreement, Chemed also has agreed that so long as it beneficially owns at least 5% of the outstanding Common Stock and no change in control (as defined therein) of the Company has occurred, Chemed will not, without the prior written approval of the Company's Board, among other things
(i) propose to acquire or solicit any person or company to acquire the Company or a substantial portion of its assets or more than 10% of its Common Stock,
(ii) propose directors in opposition to the nominees proposed by the management or Board of the Company, or (iii) exercise, directly or indirectly, control over the management, policies or business operations of the Company, except solely in connection with the performance of duties by Chemed's designee on the Board of the Company. The Investor Agreement terminates upon mutual agreement of the parties or when Chemed ceases to beneficially own more than 10% of the outstanding Common Stock for a period of six months.

TRANSACTIONS WITH MANAGEMENT

    Pursuant to a registration rights agreement dated as of June 4, 1993 among the Company, certain stockholders of the Company, Chemed and the purchasers of the Series B Preferred Stock, the Company, among other things, granted certain incidental registration rights to Messrs. Westbrook, Gaetz, and Dr. Williams and Ms. Colliflower, subject to certain terms and conditions. See "Description of Capital Stock--Registration Rights."

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
                          DESCRIPTION OF CAPITAL STOCK

    The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock") and 10,270,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). At September 15, 1997 there were outstanding 1,652,806 shares of Common Stock held by 52 holders of record (as adjusted to reflect the redemption of the 9% Preferred Stock and the repurchase of one of the warrants to purchase Common Stock held by Chemed, and the conversion of all Series B Preferred Stock, the issuance of 246,634 shares of Common Stock upon exercise of a second warrant held by Chemed upon the closing of this Offering). After the sale of the shares of Common Stock in this Offering, assuming no exercise of the Underwriters' over-allotment option, 7,832,769 shares of Common Stock (not including shares issued pursuant to outstanding stock options and the First Bank Warrant) and no shares of Preferred Stock will be outstanding. All of the currently outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding after this Offering, will be, validly issued, fully paid and nonassessable under the Delaware General Corporation Law.

    The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Charter which, as amended, will be filed with the Delaware Secretary of State and become effective simultaneously with the closing of this Offering, and by the provisions of applicable law. A copy of the Charter, as it is proposed to be amended, is included as an exhibit to the Registration Statement on Form S-1 (the "Registration Statement") of which this Prospectus is a part.

COMMON STOCK

    Except as provided in the Charter or in any resolutions adopted by the Board of Directors, the holders of Common Stock possess exclusively all voting power. Each holder of Common Stock is entitled to one vote for each share held by such holder. The Charter does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The Charter provides that whenever there is paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement fund or other retirement payments, if any, to which such holders are entitled respectively in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends; but only when and as declared by the Board of Directors of the Company. The Charter also provides that in the event of any liquidation, dissolution or winding up of the Company, after there is paid to or set aside for the holders of any class of stock having preference over the Common Stock in the event of liquidation, dissolution or winding up the full amount to which such holders are entitled respectively in preference to the Common Stock, then the holders of the Common Stock, and of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets, shall be entitled, after payment or provision for payment of all debts and liabilities of the Company, to receive the remaining assets of the Company available for distribution, in cash or in kind. The payment of dividends to the holders of Common Stock or any other class or series of stock may also become subject to certain contractual restrictions in any credit facility entered into between the Company and a lender. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock will be subject to the rights of the holders of any shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

    In December 1991, the Company issued 270,000 shares of 9% Preferred Stock, stated value $100 per share to Chemed, and received gross proceeds from such issuance of $27.0 million. Related to this placement of 9% Preferred Stock, Chemed received two warrants to purchase Common Stock. These warrants provide that they may be exercised in whole or in part either through payment by the holder of

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
cash or through the surrender of the 9% Preferred Stock. Chemed has agreed that, on the closing of this Offering, it will exercise a portion of one of the warrants to purchase 246,634 shares of Common Stock, with the remaining portion of such warrant expiring by its terms. The Company expects to use a portion of the net proceeds to the Company from the Offering to repurchase the other warrant. See "Use of Proceeds." The Company will also redeem all of the outstanding 9% Preferred Stock through use of $30.0 million of the net proceeds of this Offering. No shares of 9% Preferred Stock will be outstanding after this Offering.

    In June 1993, the Company issued 262,500 shares of Series B Preferred Stock, stated value $100 per share, to certain investors and received gross proceeds from such issuance of $26.25 million. Pursuant to the terms of the Certificate of Designation, Preferences and Other Rights of the Series B Convertible Preferred Stock of Vitas Healthcare Corporation, each share of Series B Preferred Stock will be converted into 7.72 shares of Common Stock upon the completion of this Offering. No shares of Series B Preferred Stock will be outstanding after this Offering.

    The Charter provides that the Board of Directors of the Company is authorized by resolution or resolutions from time to time adopted and by filing a certificate pursuant to the Delaware General Corporation Law to provide for the issuance of Preferred Stock in series and to fix and state the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Such action may be taken by the Board without further stockholder approval. Under the Charter, each share of each series of Preferred Stock is to have the same relative rights as, and be identical in all respects with, all other shares of the same series. A purpose of authorizing the Board of Directors to fix such powers, designations, preferences and other rights is to eliminate delays associated with a stockholder vote on specific issuances. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of Preferred Stock, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. There will be no shares of Preferred Stock outstanding after this offering and the Company has no present plan to issue shares of its Preferred Stock.

COMMON STOCK PURCHASE WARRANT

    The Company has outstanding the First Bank Warrant, a common stock purchase warrant for up to 178,393 shares of Common Stock, which was originally issued to the Bank on July 18, 1997. The First Bank Warrant is exercisable for shares of Common Stock at a exercise price of $0.03 per share, subject to various anti-dilution adjustments. The First Bank Warrant expires on March 24, 2007. The First Bank Warrant is currently exercisable for 107,036 shares of Common Stock, subject to automatic increases to (i) 142,715 shares effective as of November 30, 1997 in the event the Company has not paid in full its obligations as set forth in the Credit Agreement on or prior to November 29, 1997 and (ii) 178,393 shares effective as of January 31, 1998 in the event the Company has not paid in full its obligations on or prior to January 30, 1998.

    Under the First Bank Warrant, if the Company is a party to a merger, consolidation or sale of all or substantially all of its assets in which holders of Common Stock of the Company are entitled to receive cash, stock, securities or assets in exchange for Common Stock, then the right to exercise the First Bank Warrant terminates at the close of business on the date as of which such holders are entitled to such exchange. The First Bank Warrant may be exercised upon delivery of a notice on or prior to the expiration date at a designated office of the Company, accompanied by cash in the amount of the aggregate purchase price or in lieu thereof, by exercise of a conversion right as described therein. The Company is not required to issue fractional shares of Common Stock and in lieu thereof will make an adjustment in cash based on the fair market value of the fractional share. The First Bank Warrant does not entitle the holder to any rights as a stockholder of the Company.

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
    Under the First Bank Warrant, until the Company consummates a "Qualified Initial Public Offering" (as defined in the Warrant Agreement executed in connection therewith), the Company and/or its designees have, subject to certain terms and conditions, a right of first refusal on the purchase of any warrants or warrant shares prior to the assignment, transfer or sale of any such warrants or warrant shares by the Bank (other than to a sale to an Affiliate, as defined in the Warrant Agreement). A "Qualified Initial Public Offering" is defined as a public offering of the Company's Common Stock resulting in gross proceeds to the Company of not less than $12 million and at a total market capitalization of the common equity of the Company at that time of not less than $60 million. This right of first refusal will terminate upon consummation of the Offering.

    The First Bank Warrant provides that the Bank (and its permitted assignees) is entitled to exercise the rights of registration granted to, and shall be subject to the obligations of, "Other Stockholders" under the Registration Rights Agreement. See "--Registration Rights."

    In connection with a recent amendment to the Credit Agreement, the Company issued a second common stock purchase warrant to the Bank for up to 107,036 shares of Common Stock at an exercise price of $0.03 per share (the "Second Bank Warrant"). The Second Bank Warrant is currently not exercisable for any shares of Common Stock. In the event the Company has not paid in full its obligations as set forth in the Credit Agreement on or prior to April 29, 1998, the Second Bank Warrant shall become exercisable for 35,679 shares of Common Stock, subject to two subsequent automatic increases of 35,679 shares each in the event the Company has not paid in full its obligations on or prior to July 30, 1998 and September 29, 1998, respectively. The terms of the Second Bank Warrant are substantially identical to First Bank Warrant, except the expiration date of the Second Bank Warrant is September 1, 2007. Because the Company intends to repay amounts outstanding under the existing credit facility using a portion of the net proceeds from this Offering, together with funds from a new credit facility, the Company expects that the Second Bank Warrant will terminate prior to any portion of such warrant becoming exercisable.

INVESTOR AGREEMENT

    In connection with the Company's issuance and sale of shares of its 9% Preferred Stock and the issuance of two warrants, the Company entered into the Investor Agreement. See "Certain Transactions-- Investor Agreement."

STOCKHOLDERS' AGREEMENT

    In connection with the Company's issuance and sale of shares of its Series B Preferred Stock, the Company entered into a Stockholders' Agreement dated June 4, 1993, as amended, with Hugh A. Westbrook, Carole S. Westbrook and the purchasers of the Series B Preferred Stock (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, so long as certain principal purchasers of the Series B Preferred Stock (the "Principal Purchasers") each has voting power equal to at least 5% of the total votes entitled to be cast at meetings of the Company's stockholders when all classes are voting together and not as individual classes, the holders of the majority of the outstanding shares of Series B Preferred Stock will be entitled to elect two persons designated by such principal purchasers as directors of the Company. Bruce F. Wesson and Patrick T. Hackett are serving as directors of the Company in accordance with this provision. All of the Series B Preferred Stock will be converted into 2,026,293 shares of Common Stock upon completion of the Offering. The Stockholders' Agreement will terminate upon the closing of the Offering.

REGISTRATION RIGHTS

    The Company, along with certain holders of Common Stock, Chemed, the Bank and the purchasers of the Series B Preferred Stock (collectively, the "holders") are parties to a Registration Rights Agreement, dated June 4, 1993, as amended, (the "Registration Rights Agreement"), pursuant to which the holders are entitled to certain registration rights as summarized below. The following summary of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its

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
entirety by, the Registration Rights Agreement. A copy of the Registration Rights Agreement is attached as an exhibit to the Registration Statement.

    REGISTRATION ON REQUEST. Following this Offering, certain holders are each entitled to a one-time request that the Company register all or part of the Common Stock held by such holder. In each case, the Company is required to use its best efforts to file the registration statement at the earliest possible date, including such number of shares of registrable stock as a holder may (and is entitled to) request, subject to certain terms and conditions.

    INCIDENTAL REGISTRATION. The Registration Rights Agreement further provides that, subject to certain limitations, if the Company proposes to register any of its securities under the Securities Act on a form other than Form S-4 or S-8 and in a manner that would permit registration of shares of Common Stock for sale to the public under the Securities Act, it is required to include in such registration such number of shares of registrable stock as a holder may (and is entitled to) request, subject to certain terms and conditions. Such rights have been waived in connection with this Offering in accordance with the terms of the Registration Rights Agreement.

    FORM S-3 REGISTRATION. Under the Registration Rights Agreement, certain holders may request that the Company effect a registration on Form S-3 (or successor form) and any related qualification or compliance with respect to all or a part of the applicable Common Stock owned by such holder or holders, subject to certain terms and conditions.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    LIMITATION OF DIRECTOR LIABILITY. Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' duty of care. Although Section 102(b)(7) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to the Company or its stockholders to the full extent permitted by Section 102(b)(7). Specifically, directors of the Company are not personally liable for monetary damages to the Company or its stockholders for breach of the director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

    INDEMNIFICATION. To the maximum extent permitted by law and subject to certain terms and conditions, the By-laws provide for mandatory indemnification of directors and officers of the Company against any expense, liability and loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with indemnifiable claims.

    The Company has also entered into separate indemnification agreements with its directors and various officers. Each indemnification agreement provides for, among other things: (i) indemnification against any and all expenses, liabilities and losses (including attorneys' fees, judgments, fines, taxes, penalties and amounts paid in settlement) of any claim against an indemnified party unless it is determined, as provided in the indemnification agreement, that indemnification is not permitted under applicable law and (ii) prompt advancement of expenses to any indemnified party in connection with his or her defense against any claim.

    The Company also maintains directors' and officers' liability insurance.

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
CERTAIN ANTI-TAKEOVER PROVISIONS

    Upon completion of the Offering, the Company's Charter and the By-laws will contain, among other things, certain provisions described below that may reduce the likelihood of a change in the Company's Board of Directors or voting control of the Company without the consent of the Company's Board of Directors. These provisions could have the effect of discouraging, delaying, or preventing tender offers or takeover attempts that some or a majority of the Company's stockholders might consider to be in the stockholders' best interest, including offers or attempts that might result in a premium over the market price for the Common Stock.

    CLASSIFIED BOARD. The number of directors of the Company shall be such number as fixed from time to time by or in the manner provided in the By-laws of the Company. Directors are divided into three classes, each consisting of approximately one-third of the total number of directors. The term of office of each class is three years and expires in successive years at the time of the annual meeting of stockholders.

    FILLING OF BOARD VACANCIES; REMOVAL. Any vacancy occurring in the Board of Directors, including any vacancy created by an increase in the number of directors, shall be filled for the unexpired term by the vote of a majority of the directors then in office, whether or not a quorum, or by a sole remaining director, and any director so chosen shall hold office for the remainder of the full term of the class in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified. No director may be removed except for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon at a duly constituted meeting of stockholders called for such purpose. At least 30 days prior to such meeting of stockholders, written notice shall be sent to the director or directors whose removal shall be considered at such meeting.

    STOCKHOLDER APPROVAL OF MERGERS. Any merger or consolidation to which the Company is a constituent party for purposes of the Delaware General Corporation Law (except for a merger of the Company with or into any corporation or corporations in which at least 90 percent of the outstanding shares of each class of stock is owned by the Company, which merger shall be governed by the provisions of Section 253 of the Delaware General Corporation Law or any successor provision thereto) shall, as a condition to its effectiveness, be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon.

    OTHER CONSTITUENCIES. The Board of Directors of the Company, when evaluating any offer, bid, proposal, or similar communication of another party to (a) make a tender or exchange offer for any equity security of the Company,
(b) merge or consolidate the Company with or into another corporation or corporations, or (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to all relevant factors, including, without limitation, the social, economic and regulatory effects on the Company, on employees, providers and payors of the Company and its subsidiaries, on patients and families served by the Company and its subsidiaries, on operations of the Company's subsidiaries and on the communities in which the Company and its subsidiaries operate or are located.

    STOCKHOLDER ACTION BY UNANIMOUS CONSENT. Any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such stockholders, unless such consent is unanimous.

    AMENDMENT OF BY-LAWS. The Board of Directors or the stockholders may from time to time adopt, amend or repeal the By-laws of the Company. Such action by the Board of Directors shall require the affirmative vote of at least two-thirds of the directors then in office at a duly constituted meeting of the Board of Directors called for such purpose. Such action by the stockholders shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon at a duly constituted meeting of stockholders called for such purpose.

    CALL OF SPECIAL MEETINGS. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company, and shall be called by the Chairman of the Board, Chief Executive Officer or the Secretary of the Company at the request in writing of stockholders possessing at least 25 percent of the voting power of the issued and outstanding voting stock of the Company entitled to vote generally for the election of directors. Such request shall include a statement of the purpose or purposes of the proposed meeting.

    CHARTER AMENDMENTS. Except as set forth in the Charter or as otherwise specifically required by law, no amendment of any provision of the Charter shall be made unless such amendment has been first proposed by the Board of Directors for the Company upon the affirmative vote of at least two-thirds of the directors then in office at a duly constituted meeting of the Board of Directors called for such purpose and thereafter approved by stockholders of the Company by the affirmative vote of the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote thereon; provided, however, if such amendment is to the provisions described above, such amendment must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote thereon rather than a majority of such shares.

    STOCKHOLDER NOMINATIONS AND PROPOSALS. With certain exceptions, the Company's By-laws require that stockholders intending to present nominations for directors or other business for consideration at a meeting of stockholders notify the Company's Secretary by the later of 60 days before the date of the meeting and 15 days after the date notice of the meeting is mailed or public notice of the meeting is given.

    CERTAIN STATUTORY PROVISIONS. Section 203 of the Delaware General Corporation Law provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such shares may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's Board of Directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the Corporation's Board of Directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

    Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder or a transaction in which the Interested Stockholder receives certain other benefits.

STOCKHOLDER RIGHTS AGREEMENT

    The Board of Directors intends to adopt a Stockholder Rights Agreement ("Rights Agreement") and declare a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. All shares of Common Stock issued by the Company between the date of adoption of the Rights Agreement and the Distribution Date (as defined below), or the date, if any, on which the Rights are redeemed will have Rights attached to them. The Rights will expire ten years after adoption of the Rights Agreement, unless earlier redeemed or exchanged. Each Right, when exercisable, entitles the holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a
price of $         (the "Purchase Price"). Until a Right is exercised, the
holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The Rights Agreement will provide that the Rights initially attach to all certificates representing shares of Common Stock then outstanding. The Rights will separate from the Common Stock and a distribution of Rights certificates will occur (a "Distribution Date") upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired,
or obtained the right to acquire, beneficial ownership of    or more of the
outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer, the consummation
of which would result in the beneficial ownership by a person of    or more of
the outstanding shares of Common Stock.

    If a Person becomes the beneficial owner of    or more of the then
outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Outside Directors determine to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will, after the end of a redemption period, have the right to exercise the Right by purchasing Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times such amount.

    If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which it is not the surviving corporation (other than a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right.

    In general, the Board of Directors of the Company may redeem the Rights at a
price of $         per Right at any time until ten days after an Acquiring
Person has been identified as such. Under certain circumstances, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Directors, defined as any member of the Board of Directors who was a member of the Board of Directors prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. The term "Outside Directors" means "Continuing Directors" who are not officers of the Company.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company. The Rights, however, will not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all rights or amend the Rights Agreement to exempt the person from the Rights Agreement.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is       .

LISTING

    The Company has applied to have its Common Stock listed on the Nasdaq National Market under the trading symbol "VTAS".

                          DESCRIPTION OF INDEBTEDNESS

CREDIT AGREEMENT

    On February 17, 1995, the Company entered into the Credit Agreement with the Bank. The Credit Agreement has been amended, from time to time, and currently provides for a revolving credit facility, subject to a borrowing base and other conditions, of up to $18 million (with a $2.5 million sublimit for letters of credit), and a term loan, in the current principal amount of approximately $14 million. The Company intends to use a portion of the net proceeds from the Offering, together with other funds from a new credit facility, to repay in full the term loan and all outstanding advances under the revolving credit facility. See "Use of Proceeds." As of September 15, 1997 the Company has current advances in the aggregate amount of $30.4 million under the revolving credit facility and term loan. The term loan and the revolving credit facility mature and terminate, respectively, on the earlier of October 1, 1998 or a Significant Reorganization Event (as defined in the Credit Agreement).

    The obligations of the Company under the Credit Agreement are secured by substantially all of the Company's inventory, accounts receivable and other assets. All of the operating subsidiaries of the Company have guaranteed such obligations, and such guarantees are secured by substantially all of the assets of such subsidiaries.

    The term loan bears interest at the rate of 11.5% through November 29, 1997 and 12% from November 30, 1997 thereafter until maturity. Borrowings under the revolving credit facility bear interest at the option of the Company at (i) a rate (the "Floating Rate") which is the higher of the Federal Funds Effective Rate as published by the Federal Reserve Bank of New York plus one-half of one percent or the prime commercial lending rate of the Bank, or (ii) an adjusted LIBOR plus the Applicable Interest Addition (as hereinafter defined), payable quarterly in arrears. In addition, upon the occurrence and during the continuance of any payment default, a 2% per annum penalty in excess of the rate otherwise applicable is payable upon demand. As used herein, the "Applicable Interest Addition" means, with respect to borrowings under the revolving credit facility that bear interest at a LIBOR rate, either 2.5%, 2.25% or 2% above LIBOR, based on Consolidated EBITDA (as defined in the Credit Agreement) for the two-, three- or four-quarter period ending, September 30, 1997, December 31, 1997, or March 31, 1998, as well as the four quarters ending June 30, 1998 and September 30, 1998, respectively.

    The Credit Agreement includes customary covenants which impose obligations or limitations on the Company with respect to, among other things: (i) delivery of financial and other information; (ii) dispositions of the Company's assets;
(iii) investments, acquisitions, and mergers; (iv) dividends, stock repurchases, redemption and prepayment of other outstanding Indebtedness; (v) Indebtedness (including guarantees and other contingent obligations); (vi) loans and investments; (vii) liens; (viii) transactions with affiliates; (ix) certain financial covenants including, without limitation, covenants with respect to maintenance of minimum consolidated shareholders' equity and consolidated earnings; (x) maintenance of adequate insurance coverage; and (xi) compliance with all applicable laws and regulations, including, without limitation, environmental, tax and ERISA compliance. Certain of these covenants, obligations and limitations have been waived, and in certain circumstances, modified from time to time throughout the course of the various amendments to the credit agreement discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Credit Agreement contains customary default provisions, including without limitation, defaults for nonpayment, misrepresentation, breach of covenants, material adverse change, cross-defaults to other indebtedness, bankruptcy, ERISA liability events, judgments, change of control and change in the security granted to the Bank. In addition, any redemption of the Preferred Stock of the Company prior to October 1, 1998 constitutes an event of default.

    The Company is negotiating a new credit facility which it expects would be in place upon consummation of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ESOP GUARANTY

    Pursuant to an Amended and Restated Guaranty and Contingent Purchase Agreement entered into by the Company dated as of February 17, 1995, which agreement has been subsequently amended (together with such amendments, the "ESOP Guaranty"), the Company has guaranteed the obligations of the ESOP and the trust related thereto with respect to the ESOP Loan from the Bank in the original principal amount of $2,386,670. As of June 30, 1997, $959,000 remains outstanding under the ESOP Loan. The ESOP Loan matures on June 30, 1999. The ESOP Guaranty contains substantially the same covenants as are described above with respect to the credit agreement with the Bank, and is cross-defaulted and collateralized with the credit agreement.

CHC NOTES

    At the closing of the CHC Acquisition, Vitas-California issued to CHC, as part of the purchase price, the CHC Notes. CHC Note A was issued in the amount of $6.0 million, and CHC Note B was issued in the amount of $5.4 million. Under the original terms of CHC Note A, payments, including interest, totaled $100,000 per month through March 31, 1997, with the remaining principal balance of $4.6 million due on March 31, 1997. On June 16, 1997, CHC Note A was modified to provide for monthly payments of $135,000, with the remaining balance to be due on May 31, 1998 (the "Modification"). In connection with the Modification and extension of maturity, the Company paid $900,000 in principal and accrued interest on CHC Note A, and $100,000 to the holders of CHC Note A as an extension fee. In addition, in order to obtain the Bank's consent to the CHC Note A payment required in connection with the Modification, the Bank required that the Company repay approximately $1.8 million of the revolving credit facility. See "Credit Agreement." Payments on CHC Note B, including interest, were $75,000 per month through February 1996 and $50,000 per month thereafter through February 1998, with the remaining principal balance of $4.7 million due on March 31, 1998.

    Payment of the CHC Notes is guaranteed by the Company. Either Note may be prepaid, in whole or in part, without premium or penalty unless the prepayment is made within the last ninety (90) days of any calendar year and no more than 50% of the original principal amount is prepaid in any calendar year; provided, that these prepayment restrictions do not apply if such prepayment is made in connection with (i) a refinancing of the borrowings under the Credit Agreement and any outstanding letter of credit obligations with the Bank and/or (ii) a refinancing of the redeemable preferred stock of the Company. Further, repayment of CHC Note A is required (without penalty) under the Modification in the event of such a refinancing of the Credit Agreement debt or other Significant Reorganization Event, as defined in the Modification. The CHC Notes bear interest at an annual rate of 9%. As of June 30, 1997, the Company owed approximately $4.8 million and $3.8 million in principal and accrued interest on CHC Note A and CHC Note B, respectively. The Company plans to use a portion of the proceeds from the Offering to repay all outstanding amounts due under the CHC Notes. See "Use of Proceeds."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have outstanding 7,832,769 shares of Common Stock (8,402,769 shares if the Underwriters' over-allotment option is exercised in full), of which 4,463,287 shares (or a maximum of 5,033,287 shares in the event the Underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. In addition, the Company, all directors, executive officers, certain senior and other employees and certain other stockholders and warrantholders of the Company have agreed, at the request of the Underwriters, that they will not offer, sell or grant any option to purchase, sell or otherwise dispose of an aggregate of 4,518,473 shares of Common Stock (including 1,198,071 shares of Common Stock which they might acquire through the exercise of stock options or warrants), without the prior consent of Furman Selz LLC, the representative of the Underwriters (the "Representative of the Underwriters"), for a period of 180 days after the date of this Prospectus. After such 180-day period (or earlier if the consent of the Representative of the Underwriters is obtained), 2,966,732 shares of Common Stock currently outstanding will be eligible for sale in the public market subject, in most cases, to compliance with restrictions of Rule
144. The Company is unable to estimate the amount of restricted securities that will be sold under Rule 144 because this will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

    The remaining 353,670 shares outstanding are "restricted securities" as that term is defined under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act or pursuant to an exemption therefrom, including Rule 144.

    In general, under Rule 144 a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period commencing 90 days after the closing of this Offering a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale and 1% of the then outstanding shares of the Common Stock (78,328 shares immediately after this Offering or 84,028 shares of the Underwriters' over-allotment option is exercised in full). A person who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person, and who has beneficially owned such shares for at least two years, would be entitled to sell such shares without regard to the volume limitations described above. Such restricted shares will also be eligible for sale to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act, without regard to the volume limitations contained in Rule 144.

    In addition to the outstanding shares of Common Stock, the Company has reserved for issuance 1,817,098 shares of Common Stock for the exercise of options which have been granted, 1,695,755 of which are exercisable within 60 days of the date of this Prospectus.

    Upon the completion of this Offering, 4,512,367 shares of Common Stock and options which could be exercised for the purchase of 619,027 shares of Common Stock (after the passage of applicable time vesting periods) will not be subject to the lock-up restrictions discussed above. Of such 619,027 shares of Common Stock issuable upon the exercise of such options, 521,059 options are or will become exercisable within 60 days of the completion of this Offering and 4,148 additional options will become exercisable within 180 days of the completion of this Offering.

    After this Offering, the holders of 3,759,226 shares of Common Stock and options which could be exercised for the purchase of 1,095,405 shares of Common Stock (after the passage of applicable time vesting periods) or their permitted transferees will be entitled to certain rights with respect to the registration of such shares for sale under the Securities Act. See "Description of Capital Stock-- Registration Rights." All of the 1,095,405 option shares subject to registration rights will be vested and exercisable upon the expiration of the above described lock-up agreements.

    The Company intends to file a registration statement under the Securities Act to register for offer and sale the shares of Common Stock reserved for issuance pursuant to the exercise of stock options that have been and may be granted under and outside of the Company's stock option plans. Such registration statements will become effective automatically upon filing. See "Management--Management Equity Incentive Plans," and "--Non-Plan Stock Option Grants." Shares issued after the effective date of such registration statement upon exercise of stock options issued under the Company's stock option plans generally will be eligible for sale in the public market, subject to the lock-up agreements discussed above.

    Prior to the Offering there has been no public trading market for the Common Stock and no accurate predictions can be made as to the effect, if any, that sales of restricted shares or shares issued pursuant to the exercise of options granted by the Company may have on the prevailing market price of the Common Stock from time to time. See "Principal Stockholders," "Management--Management Equity Incentive Plans" and "--Non-Plan Stock Option Grants." Sales of significant numbers of restricted shares or shares issued pursuant to the exercise of options granted by the Company or the "overhang" resulting from the eligibility of such shares for sale into the public trading markets could adversely affect prevailing market prices and could impair the ability of the Company to raise additional capital in the future through an offering of its equity securities at a price acceptable to the Company or use its equity securities as consideration in future acquisitions.

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), for which Furman Selz LLC is acting as the Representative of the Underwriters, have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names:

                                                                                                 NUMBER OF
UNDERWRITER                                                                                        SHARES
-----------------------------------------------------------------------------------------------  ----------
Furman Selz LLC................................................................................

  Total........................................................................................   3,800,000

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are purchased (except for any shares that may be purchased through exercise of the Underwriters' over-allotment option which may be exercised by the Underwriters in whole or in part).

    The Representative of the Underwriters has advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover of this Prospectus and to
certain dealers at such price less a concession not in excess of $         per
share. After the Offering, the public offering price and other selling terms may be changed by the Representative of the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    Prior to this Offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price has been determined by negotiation between the Company and the Representative of the Underwriters. Among the factors considered in determining the initial public offering price were the Company's present and historical results of operations, the Company's current financial condition, estimates of the business potential and prospects of the Company, the condition of the Company's target market, the experience of the Company's management, the economics of the industry in general, the general condition of the equities market at the time of the Offering and other relevant factors. There can be no assurance that any active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the Offering.

    Certain persons participating in this Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the Offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

    In general, the rules of the Commission will prohibit the Underwriters from making a market in the Common Stock during a "restricted period" extending until completion of the Offering. The Commission has, however, adopted exceptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters may engage in passive market making in the Common Stock during the restricted period.

    The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 570,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent the Underwriters exercise the option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company. The Underwriters may exercise such option solely to cover over-allotments, if any, incurred in connection with the sale of shares of Common Stock offered hereby.

    The Underwriting Agreement provides that the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company, its officers, directors and certain other stockholders and warrantholders of the Company, owning in the aggregate 4,854,631 shares of Common Stock and 1,198,071 options to purchase shares of Common Stock, have agreed not to offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any options or warrants to purchase such shares for a period of 180 days from the date of this Prospectus without the prior consent of the Representative of the Underwriters, except that certain transfers are permitted to persons who agree to become subject to the foregoing restrictions. Following the expiration of the 180-day lock-up period, 4,032,769 shares of Common Stock will become eligible for sale, subject to the provisions of Rule 144 under the Securities Act, and holders of outstanding options to purchase 1,198,071 shares (1,174,697 of such options would be vested and exercisable following the expiration of the 180-day lock-up period) would be entitled to exercise such options and sell such shares. See "Shares Eligible for Future Sale."

    The Representative of the Underwriters has advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus made to any accounts over which they exercise discretionary authority.

    The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "VTAS."

    The foregoing contains, among other things, a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the form of Underwriting Agreement has been filed as an exhibit to the Registration Statement.

    Furman Selz LLC has served as the Company's financial advisor since 1991 and has rendered fairness opinions in connection with the Company's issuance and sale of the 9% Preferred Stock, the Series B Preferred Stock, various purchases by the Company of outstanding Common Stock and the closing of the CHC Acquisition. A venture capital fund affiliated with Furman Selz LLC owns 53,166 shares of the Common Stock.

                                 LEGAL MATTERS

    The validity of the shares offered hereby will be passed upon by the Company by Hogan & Hartson L.L.P., Washington, D.C. Willkie Farr & Gallagher, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of Common Stock offered hereby. Reed Smith Shaw & McClay, Washington, D.C., is acting as healthcare regulatory counsel for the Company in connection with this Offering.

                                    EXPERTS

    The consolidated financial statements and schedules for Vitas Healthcare Corporation and Subsidiaries at September 30, 1995 and 1996, and for each of the three years in the period ended September 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The combined statements of income, stockholders' equity and cash flows of Community Hospice Care, Inc., Community Hospice Care of Orange County, Community Hospice Care of San Diego, Community Hospice Care--Coastal Cities, Community Hospice Care--Inland Cities, Community Hospice Care--San Gabriel Cities and Community Hospice Care of San Fernando and Riverside for the year ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission the Registration Statement under the Securities Act, of which this Prospectus is a part, with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement and the exhibits and schedules thereto, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Registration Statement, including all exhibits and schedules and such reports and other information, may also be accessed electronically by means of the Commission's site on the World Wide Web, at http:// www.sec.gov.

    The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by independent certified public accountants. The Company also intends to furnish its stockholders with quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

Report of Independent Certified Public Accountants...................................  F-2
Consolidated Balance Sheets at September 30, 1995 and 1996...........................  F-3
Consolidated Statements of Operations for the years ended September 30, 1994, 1995 and 1996...........................................................................  F-4
Consolidated Statements of Changes in Redeemable Preferred Stock and Stockholders'
  Deficit for the years ended September 30, 1994, 1995 and 1996......................  F-5
Consolidated Statements of Cash Flows for the years ended September 30, 1994, 1995 and 1996...........................................................................  F-6
Notes to Consolidated Financial Statements...........................................  F-7
Unaudited Condensed Consolidated Balance Sheet at June 30, 1997......................  F-22
Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended
  June 30, 1996 and 1997.............................................................  F-23
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
  June 30, 1996 and 1997.............................................................  F-24
Notes to Unaudited Condensed Consolidated Financial Statements.......................  F-25

                       COMMUNITY HOSPICE CARE, INC. ET AL

Report of Independent Certified Public Accountants...................................       F-29
Combined Statement of Income for the year ended December 31, 1994....................       F-30
Combined Statement of Stockholders' Equity for the year ended December 31, 1994......       F-31
Combined Statement of Cash Flows for the year ended December 31, 1994................       F-32
Notes to Combined Financial Statements...............................................       F-33

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Vitas Healthcare Corporation and Subsidiaries

    We have audited the accompanying consolidated balance sheets of Vitas Healthcare Corporation and Subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders' deficit and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vitas Healthcare Corporation and Subsidiaries at September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                                /s/ ERNST & YOUNG LLP

Miami, Florida
January 24, 1997, except for the third paragraph of
  Note 1 as to which the date is September 15, 1997, the second paragraph of Note 4 as to which the date is September 18, 1997 and Note 7 as to which the date is September 1, 1997

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                    SEPTEMBER 30
                                                                                                --------------------
                                                                                                  1995       1996
                                                                                                ---------  ---------
ASSETS
Current assets:
  Cash and cash equivalents...................................................................  $   4,545  $   5,351
  Accounts receivable from patient services, net of allowance for uncollectible accounts of
    $5,300 in 1995 and $6,000 in 1996.........................................................     30,576     16,872
  Income tax receivable.......................................................................      1,322      3,108
  Deferred taxes--current.....................................................................      1,997        543
  Other current assets........................................................................      2,295      3,349
                                                                                                ---------  ---------
Total current assets..........................................................................     40,735     29,223
Property and equipment, net...................................................................     15,104     15,087
Notes receivable from stockholders and employees..............................................        121         84
Goodwill, net.................................................................................     39,405     46,799
Other assets..................................................................................      1,696      1,083
Deferred taxes................................................................................        946         --
                                                                                                ---------  ---------
Total assets..................................................................................  $  98,007  $  92,276
                                                                                                ---------  ---------
                                                                                                ---------  ---------

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable............................................................................  $  18,877  $  14,993
  Accrued compensation........................................................................      5,168      8,206
  Accrued health insurance....................................................................        768         51
  Other accrued expenses......................................................................      5,763      6,870
  Current portion of long-term debt and capital lease obligations.............................      2,536      8,857
                                                                                                ---------  ---------
Total current liabilities.....................................................................     33,112     38,977
Long-term debt and revolving credit facility..................................................     39,294      4,729
Short-term debt expected to be refinanced.....................................................         --     33,756
Capital lease obligations.....................................................................      2,190      1,002
Other long-term liabilities...................................................................        563        480
Guarantee of Employee Stock Ownership Plan loan...............................................      1,792      1,316

Commitments and contingencies

Redeemable preferred stock, $100 stated value, $1 par value:
  Authorized shares--4,500,000
  Issued and outstanding shares:
    9% Preferred Stock, cumulative, nonconvertible, redeemable--270,000 shares; liquidation
     preference equal to stated value per share plus all accrued and unpaid dividends.........     27,257     27,325
    Series B--convertible, redeemable--262,500 shares; liquidation preference equal to stated
     value per share plus a dividend preference amount of 8% per annum from date of issuance
     less any dividends paid..................................................................     31,066     33,166

Stockholders' deficit:
Common stock, $.01 par value:
  Authorized shares--40,000,000
  Issued and outstanding shares--1,613,993 in 1995 and 1,616,559 in 1996......................         16         16
  Additional paid-in capital..................................................................    (29,059)   (31,200)
  Indebtedness of Employee Stock Ownership Plan...............................................     (1,792)    (1,316)
Accumulated deficit...........................................................................     (6,432)   (15,975)
                                                                                                ---------  ---------
Total stockholders' deficit...................................................................    (37,267)   (48,475)
                                                                                                ---------  ---------
Total liabilities and stockholders' deficit...................................................  $  98,007  $  92,276
                                                                                                ---------  ---------
                                                                                                ---------  ---------

                            See accompanying notes.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    YEAR ENDED SEPTEMBER 30
                                                                               ----------------------------------
                                                                                  1994        1995        1996
                                                                               ----------  ----------  ----------
Net revenue..................................................................  $  148,535  $  193,275  $  213,856
Operating expenses:
  Hospice program expenses...................................................     110,251     155,570     175,495
  Central support services...................................................      22,036      25,241      23,790
  Provision for bad debts....................................................       3,973       6,828       7,958
  Depreciation...............................................................       2,931       4,197       5,438
  Amortization of goodwill...................................................         654       1,089       1,527
  Expenses associated with terminated offering...............................         798          --          --
  Restructuring costs........................................................          --       2,020       2,345
                                                                               ----------  ----------  ----------
                                                                                  140,643     194,945     216,553
                                                                               ----------  ----------  ----------
Income (loss) from operations................................................       7,892      (1,670)     (2,697)
Interest and other income....................................................         715         329         279
Interest expense.............................................................        (316)     (3,092)     (4,674)
                                                                               ----------  ----------  ----------
Income (loss) before income taxes............................................       8,291      (4,433)     (7,092)
Provision (benefit) for income taxes.........................................       3,150      (1,588)         --
                                                                               ----------  ----------  ----------
Net income (loss)............................................................  $    5,141  $   (2,845) $   (7,092)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net income (loss) attributable to common stockholders........................  $      543  $   (7,443) $  (11,690)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Supplemental net loss attributable to common stockholders....................                          $   (9,590)
                                                                                                       ----------
                                                                                                       ----------
Supplemental loss per share..................................................                          $    (2.56)
                                                                                                       ----------
                                                                                                       ----------
Supplemental weighted average number of common and common stock
  equivalents................................................................                           3,749,888
                                                                                                       ----------
                                                                                                       ----------

                             See accompanying notes

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE
                   PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
                             (AMOUNTS IN THOUSANDS)

                                                                   9%                   SERIES B
                                                               PREFERRED               PREFERRED                  COMMON
                                                                 STOCK                   STOCK                    STOCK
                                                         ----------------------  ----------------------  ------------------------
                                                           SHARES      DOLLARS     SHARES      DOLLARS     SHARES       DOLLARS
                                                         -----------  ---------  -----------  ---------  -----------  -----------
Balance at October 1, 1993.............................         270   $  27,121         263   $  26,866       1,596    $      16
  Net reduction of ESOP indebtedness...................          --          --          --          --          --           --
  9% Preferred Stock dividends paid....................          --          --          --          --          --           --
  Accretion of Preferred Stock.........................          --          68          --       2,100          --           --
  Exercise of stock options and related income tax
    benefits...........................................          --          --          --          --          18           --
  Net income...........................................          --          --          --          --          --           --
                                                                ---   ---------         ---   ---------       -----          ---
Balance at September 30, 1994..........................         270      27,189         263      28,966       1,614           16
  Net reduction of ESOP indebtedness...................          --          --          --          --          --           --
  9% Preferred Stock dividends paid....................          --          --          --          --          --           --
  Accretion of Preferred Stock.........................          --          68          --       2,100          --           --
  Exercise of stock options and related income tax
    benefits...........................................          --          --          --          --           1            1
  Common Stock purchased by the Company and retired....          --          --          --          --          (1)          (1)
  Net loss.............................................          --          --          --          --          --           --
                                                                ---   ---------         ---   ---------       -----          ---
Balance at September 30, 1995..........................         270      27,257         263      31,066       1,614           16
  Net reduction of ESOP indebtedness...................          --          --          --          --          --           --
  9% Preferred Stock dividends paid....................          --          --          --          --          --           --
  Accretion of Preferred Stock.........................          --          68          --       2,100          --           --
  Exercise of stock options and related income tax
    benefits...........................................          --          --          --          --           4           --
  Common Stock purchased by the Company and retired....          --          --          --          --          (1)          --
  Net loss.............................................          --          --          --          --          --           --
                                                                ---   ---------         ---   ---------       -----          ---
Balance at September 30, 1996..........................         270   $  27,325         263   $  33,166       1,617    $      16
                                                                ---   ---------         ---   ---------       -----          ---
                                                                ---   ---------         ---   ---------       -----          ---


                                                         ADDITIONAL                                  TOTAL
                                                           PAID-IN    INDEBTEDNESS  ACCUMULATED   STOCKHOLDERS'
                                                           CAPITAL      OF ESOP       DEFICIT       DEFICIT
                                                         -----------  ------------  ------------  ------------
Balance at October 1, 1993.............................   $ (24,852)   $   (2,529)   $   (3,839)   $  (31,204)
  Net reduction of ESOP indebtedness...................          --           262            --           262
  9% Preferred Stock dividends paid....................          --            --        (2,430)       (2,430)
  Accretion of Preferred Stock.........................      (2,168)           --            --        (2,168)
  Exercise of stock options and related income tax
    benefits...........................................         116            --            --           116
  Net income...........................................          --            --         5,141         5,141
                                                         -----------  ------------  ------------  ------------
Balance at September 30, 1994..........................     (26,904)       (2,267)       (1,128)      (30,283)
  Net reduction of ESOP indebtedness...................          --           475            --           475
  9% Preferred Stock dividends paid....................          --            --        (2,430)       (2,430)
  Accretion of Preferred Stock.........................      (2,168)           --            --        (2,168)
  Exercise of stock options and related income tax
    benefits...........................................          13            --            --            14
  Common Stock purchased by the Company and retired....          --            --           (29)          (30)
  Net loss.............................................          --            --        (2,845)       (2,845)
                                                         -----------  ------------  ------------  ------------
Balance at September 30, 1995..........................     (29,059)       (1,792)       (6,432)      (37,267)
  Net reduction of ESOP indebtedness...................          --           476            --           476
  9% Preferred Stock dividends paid....................          --            --        (2,430)       (2,430)
  Accretion of Preferred Stock.........................      (2,168)           --            --        (2,168)
  Exercise of stock options and related income tax
    benefits...........................................          27            --            --            27
  Common Stock purchased by the Company and retired....          --            --           (21)          (21)
  Net loss.............................................          --            --        (7,092)       (7,092)
                                                         -----------  ------------  ------------  ------------
Balance at September 30, 1996..........................   $ (31,200)   $   (1,316)   $  (15,975)   $  (48,475)
                                                         -----------  ------------  ------------  ------------
                                                         -----------  ------------  ------------  ------------

                            See accompanying notes.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                           YEAR ENDED SEPTEMBER 30
                                                                                       -------------------------------
                                                                                         1994       1995       1996
                                                                                       ---------  ---------  ---------
OPERATING ACTIVITIES
Net income (loss)....................................................................  $   5,141  $  (2,845) $  (7,092)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
  operating activities:
    Depreciation.....................................................................      2,931      4,197      5,438
    Amortization of goodwill and deferred financing costs............................        654      1,656      2,410
    Deferred income taxes............................................................       (379)    (2,200)        --
    Provision for losses on accounts receivable......................................      3,973      6,828      7,958
    (Increase) decrease in assets:
      Accounts receivable from patient services......................................     (8,398)   (17,817)     5,746
      Income tax receivable..........................................................         --     (1,322)       614
      Other current assets...........................................................       (799)       666     (1,054)
    (Decrease) increase in liabilities:
      Accounts payable and accrued expenses..........................................       (630)     9,128     (1,396)
      Income taxes payable...........................................................        656       (220)        --
      Other long-term liabilities....................................................        (47)      (414)       (85)
                                                                                       ---------  ---------  ---------
Net cash provided by (used in) operating activities..................................      3,102     (2,343)    12,539
INVESTING ACTIVITIES
Purchase of property and equipment, net..............................................     (4,230)    (3,932)    (5,264)
Cash paid for net assets of business acquired........................................         --    (27,466)    (6,306)
(Purchase) sale of investments.......................................................     (8,077)     8,077         --
Increase in intangible assets........................................................       (219)      (567)    (2,739)
Decrease in notes receivable.........................................................        178        273         38
(Increase) decrease in other assets..................................................       (795)      (416)       614
Decrease in indebtedness of Employee Stock Ownership Plan............................        262        475        476
                                                                                       ---------  ---------  ---------
Net cash used in investing activities................................................    (12,881)   (23,556)   (13,181)
FINANCING ACTIVITIES
Proceeds from long-term debt and revolving credit facility...........................  $      --  $  36,000  $   6,750
Principal payments on long-term debt and capital lease obligations...................     (1,706)    (8,350)    (2,403)
Dividends on 9% Preferred Stock......................................................     (2,430)    (2,430)    (2,430)
Purchase of Common Stock.............................................................         --        (30)       (21)
Proceeds from exercise of stock options and related income tax benefits..............        116         14         28
Proceeds from repayment of ESOP loan (ESOP contribution).............................      2,267       (475)      (476)
                                                                                       ---------  ---------  ---------
Net cash (used in) provided by financing activities..................................     (1,753)    24,729      1,448
                                                                                       ---------  ---------  ---------
Net (decrease) increase in cash......................................................    (11,532)    (1,170)       806
Cash and cash equivalents, beginning of period.......................................     17,247      5,715      4,545
                                                                                       ---------  ---------  ---------
Cash and cash equivalents, end of period.............................................  $   5,715  $   4,545  $   5,351
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash interest paid...................................................................  $     316  $   1,464  $   3,153
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Cash income taxes paid...............................................................  $   2,753  $   1,962  $      --
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Property and equipment financed by capital leases....................................  $   2,460  $   1,325  $      --
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Noncash aspects of the acquisitions of Hospice of the Miami Valley, Inc. and Hospice
  of Central Florida, Inc. in 1996 and Community Hospice Care, Inc. in 1995 are as
  follows:
    Fair value of assets acquired (including goodwill of $38,881 and $7,065 in 1995
     and 1996, respectively).........................................................             $  39,795  $   7,223
    Liabilities assumed..............................................................                  (929)      (917)
    Notes issued in connection with acquisition......................................               (11,400)        --
                                                                                                  ---------  ---------
    Cash paid at acquisition.........................................................             $  27,466  $   6,306
                                                                                                  ---------  ---------
                                                                                                  ---------  ---------

                            See accompanying notes.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY

    Vitas Healthcare Corporation and its subsidiaries (collectively Vitas or the Company) provides palliative medical care and related services to terminally ill patients through state-licensed and federally-certified hospice programs. Palliative medical care is care that focuses primarily on improving the quality of life of terminally ill patients and their families, as opposed to attempting to "cure" the underlying or end-stage disease. Services provided by the Company include nursing care, physician services, home health aide services, social work, counseling services and pastoral care, short-term inpatient care, drugs for symptom management and pain control, medical equipment and supplies, and ancillary services, such as respiratory, physical, speech and occupational therapy. In addition, the Company provides various support and psychosocial services and bereavement care to the families of its patients.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Vitas Healthcare Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

PROPOSED REVERSE STOCK SPLIT

    On September 15, 1997, the Company's Board of Directors approved a 1-for-2.7273 reverse stock split, subject to stockholder approval and consummation of the Company's proposed initial public offering (the Offering). As a result, all references in the financial statements to number of shares, per share amounts and stock option and warrant data have been restated to give retroactive recognition to such reverse stock split. Also on that date, the Company's Board of Directors approved an increase, subject to stockholder approval, in the authorized shares of common stock from 40 million shares to 50 million shares, changed the par value of common stock to $.01 per share and increased the authorized shares of preferred stock from 4.5 million shares to
10.27 million shares.

CONCENTRATIONS OF CREDIT RISK

    Deposits in banks may exceed the amount of insurance provided on such deposits. The Company performs reviews of the credit worthiness of its depository banks. The Company has not experienced any losses on its deposits of cash.

    The Company grants credit without collateral to its patients, most of whom are residents of Florida, Illinois, Texas and California and are insured under third-party payor agreements. The mix of receivables from patients and third-party payors at September 30, 1995 and 1996 was as follows:

                                                                                  1995         1996
                                                                                  -----        -----
Medicare.....................................................................          41%          49%
Medicaid.....................................................................          45%          37%
Commercial insurors..........................................................          13%          13%
Patients.....................................................................           1%           1%
                                                                                      ---          ---
                                                                                      100%         100%
                                                                                      ---          ---
                                                                                      ---          ---

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
USE OF ESTIMATES

    The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include currency, checks on hand and overnight repurchase agreements of government securities.

FINANCIAL INSTRUMENTS

    The carrying amount of financial instruments including cash and cash equivalents, accounts receivable from patient services, notes receivable from stockholders and employees and accounts payable approximate fair value as of September 30, 1996. The carrying amounts of the Company's borrowings, as amended, approximate their fair value due to the recent modification which represents current market value. It is not practicable to estimate the fair value of the Company's preferred stock because of the lack of a quoted market price and the inability to estimate fair value without incurring excessive costs.

CHARITY CARE

    The Company has a policy of providing charity care to patients who are unable to pay and maintains records to identify and monitor the level of charity care it provides. These records include the amount of charges for services provided which are computed using established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

    Charity care amounted to $2.9 million, $3.4 million and $4.0 million for the years ended September 30, 1994, 1995 and 1996, respectively.

NET REVENUE

    Net revenue is reported at the estimated net realizable amounts from patients, third-party payors (primarily Medicare and Medicaid), and others for services rendered. Payors may determine that the services provided are not covered and do not qualify for reimbursement. Management has provided an estimate for such adjustments. Changes in the estimate will be adjusted in future periods as final settlements are determined. There were no material changes to net revenue as a result of final settlements in 1994, 1995 or 1996. The percentage of net revenue derived under the Medicare and Medicaid programs was 95% in 1994, 93% in 1995, and 94% in 1996.

START-UP COSTS

    The Company expenses costs incident to the start-up of hospice operations in new locations as incurred.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
GOODWILL

    Goodwill represents costs in excess of net tangible assets acquired and is being amortized on a straight-line basis over thirty years. Accumulated amortization on intangible assets is $5.3 million at September 30, 1995 and $6.8 million at September 30, 1996.

    The carrying value of costs in excess of net tangible assets acquired will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that these costs will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value will be reduced by the estimated shortfall of cash flows, such shortfall to be calculated using discounted cash flows.

PROPERTY AND EQUIPMENT

    Property and equipment, including improvements to existing facilities, are recorded at cost. Amortization of assets recorded under capital lease obligations is included in depreciation expense. Certain software development costs are capitalized. Capitalization of software development costs begins upon the establishment of technological feasibility. Amortization of capitalized software costs begins when the software is placed into service and is included in amortization expense.

    Depreciation and amortization are calculated principally using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for major asset categories are 4 to 5 years for leasehold improvements, 3 to 5 years for equipment, 5 years for software development costs, and 5 years for office furniture.

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 is effective for fiscal years beginning after December 15, 1995. The Company believes that the effect of adopting Statement No. 121, based on current circumstances, will not be material.

SUPPLEMENTAL NET LOSS PER SHARE (UNAUDITED)

    Supplemental net loss per share is computed by dividing the supplemental net loss, after reduction for dividends on the 9% Preferred Stock by the supplemental weighted average number of common shares outstanding. Supplemental net loss used in the calculation gives effect to the elimination of the dividends which would have been payable under the mandatory redemption features of the Series B Preferred Stock. Common stock equivalents are excluded from the calculation of supplemental weighted average common shares outstanding since their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission's Staff Accounting Bulletins, such computations include all common and common stock equivalents issued within the 12 months preceding the Offering as if they were outstanding for all periods presented. In addition, all outstanding preferred stock that converts in connection with the Offering is included in the computation as common equivalent shares even when the effect is antidilutive.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING COSTS

    Advertising costs, included in Hospice Program Expenses and Central Support Services, are expensed as incurred and totaled $281,000, $298,000 and $260,000 for 1994, 1995 and 1996, respectively.

CAPITAL LEASES

    Assets and related obligations for equipment under capital leases are initially recorded at an amount equal to the present value of the future minimum lease payments using interest rates implicit within the leases. Equipment under capital leases is amortized over the estimated useful lives of the assets.

INCOME TAXES

    The Company accounts for income taxes using the liability method in accordance with the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES.

STOCK BASED COMPENSATION

    The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company plans to adopt Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, in 1997, and will continue to account for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and, accordingly, recognizes no compensation expense for the stock option grants.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior year financial statements to conform with the 1996 presentation.

2. TERMINATED MERGER

    On June 6, 1996, the Company signed a letter of intent to merge with a subsidiary of Apria Healthcare Group Inc. (Apria) and entered into a merger agreement with Apria and one of Apria's subsidiaries dated as of June 28, 1996. On November 12, 1996, Apria announced its intention to terminate the merger agreement. Between the date the letter of intent was executed and the announcement of the termination, the Company incurred costs of approximately $2.4 million related to the terminated merger transaction of which $1.5 million were incurred through September 30, 1996.

    On November 26, 1996, the Company entered into a settlement agreement whereby Apria agreed to pay the Company $4 million to settle and discharge any and all disputes and controversies between the companies arising from or relating to the merger or related activities. The Company received payment on November 27, 1996. Consequently, the $1.5 million of deferred costs incurred through September 30, 1996 are classified as other current assets in the accompanying consolidated balance sheet and were offset against the settlement received on November 27, 1996.

3. ACQUISITIONS

    On February 17, 1995, Vitas Healthcare Corporation of California (Vitas-California), a wholly owned subsidiary of the Company, acquired substantially all of the assets and assumed certain liabilities of

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

3. ACQUISITIONS (CONTINUED)
Community Hospice Care, Inc. and its affiliated limited partnerships (CHC) which offered hospice and other related healthcare and support services through hospice programs in several communities in Southern California. The acquisition was accounted for as a purchase and the results of operations of CHC have been included in the consolidated financial statements since the date of acquisition. The cost of the acquisition totaled approximately $38.9 million, including expenses associated with the acquisitions of approximately $3.6 million. The purchase price was paid with $27.5 million in cash and the issuance of $11.4 million in subordinated notes payable due in monthly installments through 1998. Cost in excess of net assets acquired was approximately $38.9 million and is being amortized over thirty years.

    Included in the costs associated with the acquisitions were $800,000 related to lease termination costs of an inpatient hospice unit assumed in connection with the acquisition and approximately $665,000 to involuntarily terminate employees of the acquired company. During 1996, the involuntary termination costs were paid and charged against the accrual. In addition, the accrual to terminate the inpatient hospice unit lease was increased by $200,000. This amount is included in restructuring charges in the 1996 consolidated statement of operations. As of September 30, 1996, the Company has been unable to negotiate a sublease of the inpatient hospice unit.

    Effective November 3, 1995, the Company acquired substantially all of the assets and assumed certain liabilities of the Hospice of the Miami Valley, Inc.
(HMV) for approximately $3.0 million, including associated expenses of approximately $355,000. Cost in excess of net assets acquired were approximately $3.0 million and are being amortized over thirty years. The acquisition was accounted for as a purchase and the results of operations of HMV have been included in the consolidated financial statements since the date of acquisition.

    On August 8, 1996, the Company acquired substantially all of the assets and assumed certain liabilities of Hospice of Central Florida, Inc. (HCF) for approximately $5.2 million, including associated expenses of approximately $659,000. The acquisition was accounted for as a purchase and the results of operations of HCF have been included in the consolidated financial statements since the date of acquisition. Cost in excess of net assets acquired were approximately $5.2 million and are being amortized over thirty years.

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, CHC and HCF, assuming the acquisitions occurred on October 1, 1994 after giving effect to certain pro forma adjustments, including, among others, adjustments to owner's compensation and amortization of goodwill, together with the related income tax effects. Pro forma results of operations of HMV have not been presented because the effects are not significant. This pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the Company, CHC and HCF had been a single entity during 1995

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

3. ACQUISITIONS (CONTINUED)
and 1996, nor is it necessarily indicative of the results of operations which may occur in the future (in thousands except per share data):

                                                                             SEPTEMBER 30
                                                                        ----------------------
                                                                           1995        1996
                                                                        ----------  ----------
Net revenue...........................................................  $  204,127  $  220,894
Net loss..............................................................      (2,531)     (6,485)
Net loss attributable to common
  stockholders--historical............................................      (7,129)    (11,083)
Net loss per common share and common
  stock equivalent outstanding--historical............................       (4.42)      (6.78)

4. REDEEMABLE PREFERRED STOCK

    The 9% Preferred Stock has a stated value of $100 per share, accrues cumulative dividends, is nonvoting and mandatorily redeemable. In connection with the issuance of the 9% Preferred Stock, the Company initially issued to the preferred stockholder two Common Stock purchase warrants covering a total of 937,247 (Series A) and 512,156 (Series B) shares of Common Stock, respectively. The holder of the warrants is entitled to purchase each share of Common Stock thereunder at an exercise price of approximately $12.41 (approximately $11.6 million total purchase price) and $12.44 per share (approximately $6.4 million total purchase price), respectively, subject to various anti-dilution adjustments. The warrants may be exercised at any time, unless previously repurchased, through December 16, 1999. The warrant for 937,247 shares would expire earlier upon the completion of a public offering of the Company's Common Stock which meets certain minimum requirements.

    The Company and the preferred stockholder have, over time, agreed to defer the redemption date of the 9% Preferred Stock. On September 18, 1997 the Company and the preferred stockholder again agreed to defer the mandatory redemption date of the 9% Preferred Stock. The amended redemption schedule is as follows:

                                                                       NUMBER OF     REDEMPTION
                                                                     SHARES TO BE     PRICE PER
MANDATORY REDEMPTION DATE                                              REDEEMED         SHARE
-------------------------------------------------------------------  -------------  -------------
October 1, 1998....................................................       81,000      $     102
October 1, 1998....................................................       81,000            101
October 1, 1998....................................................       54,000            100
December 31, 1998..................................................       54,000            100

As a part of the agreement to extend the redemption dates of the 9% Preferred Stock, contemporaneously with the Offering the preferred stockholder agreed to exercise at least $3 million (but no more than $5 million) of Series A warrants. The issuance of warrants in connection with the amendment to the revolving credit facility (see Note 7), results in an adjustment to the number of shares of common stock which can be acquired and the related exercise price to 955,789 shares at $12.16 per share for Series A and 522,289 shares at $12.19 per share for Series B. The Company has agreed to repurchase Series B for the difference between the Offering price and the exercise price, but not less than $700,000. If the 9% Preferred Stock is not redeemed on or prior to March 31, 1998, the expiration date of both Series A and Series B will be extended by that number of days equal to the number of days beyond March 31, 1998 that any portion of

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

4. REDEEMABLE PREFERRED STOCK (CONTINUED) the 9% Preferred Stock is outstanding but not later than December 16, 2005. The Company also agreed to extend through December 31, 1998 the payment of the redemption price of $101 per share for the 9% Preferred Stock if redeemed at the Company's option.

    Cumulative unpaid dividends on the 9% Preferred Stock totaled approximately $608,000 at September 30, 1995 and 1996, respectively.

    The Series B Preferred Stock, which is subject to redemption at the option of the holders in certain circumstances, has a stated value of $100 per share, a par value of $1 per share and a cumulative dividend preference of 8%. Dividends may not be paid on the Company's Common Stock prior to the payment of dividends on the Series B Preferred Stock from the original issue date. However, unless dividends are paid on the Company's Common Stock, no dividends are payable on the Series B Preferred Stock unless the Series B Preferred Stock is redeemed. The carrying amount of the Series B Preferred Stock has been increased for amounts representing dividends not currently declared or paid, but which would be payable upon redemption. Costs related to the issuance of the Series B Preferred Stock totaled approximately $2.1 million and were charged to additional paid in capital.

    Shares of Series B Preferred Stock are redeemable (including dividends from the original issue date not previously paid) at the option of the holder at the earlier of six months after the redemption in full of the Company's 9% Preferred Stock or June 30, 1999. The Company has certain rights to effect the redemption of the Series B Preferred Stock in three annual installment payments. The Series B Preferred Stock is convertible into 2,026,293 shares of the Company's Common Stock, or approximately 28% of the Company's Common Stock on a fully diluted basis, subject to adjustment under certain circumstances. Such conversion may be made at the election of the holder of the Series B Preferred Stock and will be mandatory and automatic should the Company complete a public offering of its Common Stock which meets certain minimum requirements.

    The Series B Preferred Stock has certain voting rights along with the holders of the Company's Common Stock. As a result, the holders of the Series B Preferred Stock are currently entitled to cast that number of votes equal to approximately 28% of the total shares of Common Stock entitled to vote at a meeting of stockholders. Holders of the Series B Preferred Stock also have the right to elect two directors of the Company's Board of Directors. Registration rights were also granted to the purchasers of the Series B Preferred Stock which rights allow registration of the Common Stock obtained through the conversion of the Series B Preferred Stock under certain circumstances.

5. STOCK OPTIONS AND WARRANTS

    The Company has granted nonqualified stock options (NQSOs) to purchase the Company's Common Stock to various employees, officers, directors and consultants in conjunction with their employment or service with the Company. All NQSOs expire between five and ten years after the initial grant and are nontransferable. Proceeds from the issuance of shares under these plans are included in stockholders' equity.

    On June 29, 1992 and January 25, 1994, the Company adopted the 1992 Management Equity Incentive Plan (MEIP) and the 1994 MEIP, respectively. MEIP options are issued at prices not less than market value at date of grant and generally become nonforfeitable at 25% per year beginning the year subsequent to the grant, but currently are not exercisable. At September 30, 1995 and 1996, 1,494,372 and 1,895,284 options, respectively, are vested under these plans.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

5. STOCK OPTIONS AND WARRANTS (CONTINUED)

    Transactions under the option plans and certain other option grants are as follows:

                                                     1992       1994                              OPTION PRICE
                                                     MEIP       MEIP       OTHER       TOTAL        PER SHARE
                                                   ---------  ---------  ----------  ----------  ---------------
Outstanding at October 1, 1994...................    465,845    218,898   1,491,271   2,176,014   $0.25-$16.36
  Granted........................................     --        138,965      --         138,965   $16.36-$19.09
  Exercised......................................     --         --          (1,833)     (1,833)      $0.27
  Canceled.......................................    (54,625)   (64,349)    (54,999)   (173,973)  $10.64-$19.09
                                                   ---------  ---------  ----------  ----------
Outstanding at September 30, 1995................    411,220    293,514   1,434,439   2,139,173   $0.25-$19.09
  Granted........................................     --         52,616      --          52,616      $19.09
  Exercised......................................     --         --          (3,667)     (3,667)      $0.25
  Canceled.......................................    (13,933)   (29,883)     --         (43,816)  $10.64-$19.09
                                                   ---------  ---------  ----------  ----------
Outstanding at September 30, 1996................    397,287    316,247   1,430,772   2,144,306   $0.25-$19.09
                                                   ---------  ---------  ----------  ----------
                                                   ---------  ---------  ----------  ----------

    At September 30, 1996, the Company had reserved Common Stock for future issuance under warrant and option agreements and upon conversion of the Series B Preferred Stock as follows:

Stock option plans and other option grants.......................  2,144,306
Ungranted options under 1992 MEIP and 1994 MEIP..................    120,258
Common Stock purchase warrants...................................  1,449,403
Conversion of Series B Preferred Stock...........................  2,026,293
                                                                   ---------
Total............................................................  5,740,260
                                                                   ---------
                                                                   ---------

6. PROPERTY AND EQUIPMENT

    Property and equipment, net consisted of the following (in thousands):

                                                                             SEPTEMBER 30
                                                                        ----------------------
                                                                           1995        1996
                                                                        ----------  ----------
Leasehold improvements................................................  $    2,146  $    2,507
Equipment (including equipment under capital lease)...................      15,906      16,122
Software development costs............................................       4,191       8,536
Office furniture......................................................       3,148       3,623
                                                                        ----------  ----------
                                                                            25,391      30,788
Less accumulated depreciation and amortization........................     (10,287)    (15,701)
                                                                        ----------  ----------
                                                                        $   15,104  $   15,087
                                                                        ----------  ----------
                                                                        ----------  ----------

7. DEBT

    On August 11, 1994, the Company obtained a revolving credit facility of up to $15.0 million, including a revolving letter of credit sub-facility of up to $2.5 million. In connection with the CHC acquisition described in Note 3, effective February 17, 1995, the credit agreement was amended and restated to increase the revolving credit facility from $15 million to $20 million and to provide for a $25 million term

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

7. DEBT (CONTINUED)
loan facility secured by substantially all of the assets of the Company. The credit agreement requires, among other things, payment of a fee of 0.5% annually on the unused portion of the revolving credit facility commitment. Interest is payable quarterly. Both the term loan and revolving credit facility bore interest at a rate of 8.32% and 8.44% at September 30, 1995 and 1996, respectively.

    The Company has entered into a number of amendments to the revolving credit agreement, with the latest amendment dated as of September 1, 1997. As a result of these amendments, the maturity date of the credit facilities has been extended to the earlier of a significant recapitalization event, as defined by the agreement, or October 1, 1998. Also, approximately $11.0 million of the term loan was reallocated to the revolving credit facility, creating a new total revolving credit facility amount of $18.0 million and leaving a term loan balance of $14.0 million.

    The revolving credit facility bears interest at LIBOR plus 2.5% (8.13% at September 1, 1997) with the additional interest component adjustable based on EBITDA levels, as defined by the agreement. The remaining $14 million due under the term loan bears interest at 11% from March 24, 1997 through August 30, 1997; 11.5% from August 31, 1997 through November 29, 1997 and 12% thereafter until maturity. Finally, under the amended credit facilities, the Company is prohibited from making dividend payments on its common stock, and is required to, among other things, maintain a minimum net worth, meet quarterly EBITDA requirements and maintain a minimum liquidity, defined as cash or cash equivalents and amounts available under the revolving credit facility of $4 million.

    Also, in connection with the last two extensions of the revolving credit agreement, dated as of March 24, 1997 and September 1, 1997, the Company issued two warrants to the lender to purchase up to an aggregate of 285,429 shares of the Company's Common Stock at an exercise price of $.03 per share. The warrants are exercisable at certain dates if amounts due under the revolving credit facility or term loan are still outstanding at those dates. The issue dates and the number of shares which may be acquired are as follows:

DATE EXERCISABLE                                                                        AMOUNT
-------------------------------------------------------------------------------------  ---------
July 18, 1997........................................................................     71,358
August 31, 1997......................................................................     35,678
November 30, 1997....................................................................     35,679
January 31, 1998.....................................................................     35,678
April 30, 1998.......................................................................     35,679
July 31, 1998........................................................................     35,678
September 30, 1998...................................................................     35,679

    The warrants are valued at the date they become exercisable. The warrant to purchase 71,358 shares of the Company's Common Stock had a value of approximately $712,000 on July 18, 1997, the date it became exercisable, and the warrant to purchase 35,678 shares of the Company's common stock had a value of approximately $534,000 on August 31, 1997. These amounts are being amortized over the period from the date of exercisability to the next date of exercisability. The amount of amortization is being charged to interest expense.

    On June 16, 1997, the terms of the 9% subordinated note payable, with a balance of $4.9 million at September 30, 1996, were modified to provide for monthly payments of $135,000, with the remaining balance to be paid at the earlier of May 31, 1998 or a significant recapitalization event, as defined in the

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

7. DEBT (CONTINUED)
agreement. In connection with the modification, the Company made a $900,000 payment of principal and accrued interest on the note and also paid an extension fee of $100,000. The fee is being amortized using the interest method.

    As a result of the amendments, the amounts due under the revolving credit facility, term loan and the long-term portion of the 9% subordinated note payable that have been extended have been excluded from current liabilities since these extensions result in the amounts under these agreements being outstanding for an uninterrupted period extending beyond one year from the balance sheet date. Including the effects of these amendments, debt is as follows (in thousands):

                                                                                                  SEPTEMBER 30
                                                                                              --------------------
                                                                                                1995       1996
                                                                                              ---------  ---------
Term loan, payments of principal and interest are due as described above....................  $  25,000  $  25,000
Revolving credit facility...................................................................      4,500     11,250
Subordinated note payable, bearing interest at 9% per annum. Principal and interest payable commencing on March 31, 1995 as follows: twenty-four monthly installments of $135,000 each with the unpaid principal balance plus all accrued and unpaid interest due on May 31,
  1998......................................................................................      5,623      4,900
Subordinated note payable, bearing interest at 9% per annum. Principal and interest payable commencing on March 31, 1995 as follows: twelve monthly installments of $75,000 each, followed by twenty-four monthly installments of $50,000 each with the unpaid principal
  balance plus all accrued and unpaid interest due on March 31, 1998........................      5,169      4,894
Other debt..................................................................................        105         54
                                                                                              ---------  ---------
                                                                                                 40,397     46,098
Less current portion........................................................................     (1,103)    (7,613)
                                                                                              ---------  ---------
                                                                                              $  39,294  $  38,485
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Scheduled maturities of long-term debt outstanding at September 30, 1996, after giving effect to the above amendments, are: 1997--$7.6 million; 1998--$38.5 million.

    At September 30, 1996, the Company has outstanding a standby letter of credit under the revolving credit facility of $1.6 million, in favor of the Company's workers compensation program administrator, which is maintained as security for the obligation for unpaid claims.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

8. CAPITAL LEASE OBLIGATIONS

    The Company leases certain of its equipment under capital leases. Obligations under capital lease agreements are payable as follows (in thousands):

Year ended September 30:
  1997.............................................................  $   1,244
  1998.............................................................        722
  1999.............................................................        405
                                                                     ---------
                                                                         2,371
  Less amounts representing interest...............................       (125)
                                                                     ---------
                                                                         2,246
  Current portion..................................................     (1,244)
                                                                     ---------
  Long-term capitalized lease obligations..........................  $   1,002
                                                                     ---------
                                                                     ---------

9. HISTORICAL EARNINGS (LOSS) PER SHARE

    The historical earnings (loss) per share amounts, as required by Generally Accepted Accounting Principles, are as follows (in thousands, except per share data):

                                                                                  YEAR ENDED SEPTEMBER 30
                                                                          ----------------------------------------
                                                                              1994          1995          1996
                                                                          ------------  ------------  ------------
Historical net income (loss)............................................        $5,141       $(2,845)     $ (7,092)
Historical net income (loss) attributable to common
  stockholders..........................................................           543        (7,443)      (11,690)
Earnings (loss) per share...............................................        $  .40       $ (4.61)     $  (6.78)
Weighted average number of common
  and common stock equivalents..........................................     4,587,185     1,613,993     1,723,595

    Earnings (loss) per share is computed by dividing net income (loss), after reduction for dividends on the 9% Preferred Stock and dividends which would have been payable under the mandatory redemption features of the Series B Preferred Stock by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares included in the computation represent shares issuable upon assumed exercise of stock options and warrants (calculated using the modified treasury stock method) in years where the assumed exercise has a dilutive effect. Common stock equivalents are antidilutive in 1994 and 1996. Fully diluted earnings per share are antidilutive for all periods presented.

10. DEFERRED RENT

    The Company entered into lease agreements for office space in which monthly rental payments are deferred for a specific period of time. The resulting liability for deferred rent of $688,000 and $645,000 at September 30, 1995 and 1996, respectively, represents the difference between the monthly expense accrued on a straight-line basis from the date of occupancy through the expiration of the lease terms and the actual payments in accordance with the lease agreement.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

11. INCOME TAXES

    Significant components of the provision (benefit) for income taxes are as follows (in thousands):

                                                                   1994       1995       1996
                                                                 ---------  ---------  ---------
Current:
  Federal......................................................  $   3,050  $     522  $  (1,500)
  State........................................................        479         90     --
Deferred:
  Federal......................................................       (326)    (1,894)     1,206
  State........................................................        (53)      (306)       294
                                                                 ---------  ---------  ---------
                                                                 $   3,150  $  (1,588) $  --
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                                SEPTEMBER 30
                                                                            --------------------
                                                                              1995       1996
                                                                            ---------  ---------
Deferred tax liabilities:
  Tax over book depreciation..............................................  $     374  $     507
  Prepaid insurance.......................................................          9         24
                                                                            ---------  ---------
Total deferred tax liabilities............................................        383        531
Deferred tax assets:
  Book over tax amortization..............................................         50        276
  Deferred compensation amortization......................................        515        491
  Accrued expenses........................................................      1,045      1,446
  Bad debt reserves.......................................................        610     --
  Restructuring reserves..................................................      1,061        765
  Other...................................................................         45        278
  Valuation allowance.....................................................     --         (2,182)
                                                                            ---------  ---------
  Total deferred tax assets...............................................      3,326      1,074
                                                                            ---------  ---------
Net deferred tax assets...................................................  $   2,943  $     543
                                                                            ---------  ---------
                                                                            ---------  ---------

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

11. INCOME TAXES (CONTINUED)
    The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense (benefit) is (in thousands):

                                                                   1994       1995       1996
                                                                 ---------  ---------  ---------
Tax at U.S. statutory rate.....................................  $   2,819  $  (1,507) $  (2,411)
State income tax--net of federal tax benefit...................        278       (160)      (257)
Permanent differences..........................................         33        166        190
Other items, net...............................................         20        (87)       296
Change in valuation allowance..................................     --         --          2,182
                                                                 ---------  ---------  ---------
                                                                 $   3,150  $  (1,588) $  --
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

12. EMPLOYEE BENEFIT PLANS

    Effective October 1, 1989, the Company formed an Employee Stock Ownership Plan (ESOP) covering all employees who meet service period requirements. Effective October 1, 1992, the Company amended the ESOP to exclude certain management employees from participation. The Company, at its option, may make annual contributions to the ESOP in the form of Common Stock or cash.

    The ESOP initially obtained a loan for approximately $2.9 million from the Company to acquire its shares. On August 11, 1994, the Company refinanced the ESOP loan. Under the terms of the new agreement, the ESOP trust is directly liable for principal and interest payments, with the Company serving as guarantor. The Company will make contributions to the ESOP equal to the required principal and interest payments on the note. Interest accrues at the prime rate or certain LIBOR rates plus 2%. Contribution expense related to the ESOP was approximately $396,000 in 1994, $669,000 in 1995 and $655,000 in 1996. The
outstanding balance of the ESOP loan was approximately $1.8 million and $1.3 million at September 30, 1995 and 1996, respectively.

    The Company also has a voluntary 401(k) savings plan covering all eligible employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. The Company's contributions to the plan totaled approximately $180,000, $234,000 and $294,000 in 1994, 1995 and 1996, respectively.

    During 1993, the Company entered into agreements with certain officers pursuant to which the Company will provide annual supplemental retirement benefits for life upon retirement, or for ten years upon death. The projected benefit obligation accrued at September 30, 1994 was $309,000. During 1995, this program was terminated and the related life insurance policies were thereafter distributed to the participants. As a result of the termination, the Company realized a reduction of benefit costs of approximately $120,000 in 1995.

13. RELATED PARTY TRANSACTIONS

    The Company has engaged in the following transactions with related parties:

    - At September 30, 1994, 1995 and 1996, notes receivable from stockholders, employees and officers were approximately $394,000, $121,500 and $84,000, respectively. The notes bear interest ranging from five to nine percent and are due through October 1997.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

13. RELATED PARTY TRANSACTIONS (CONTINUED)
    - The Company has noncompete agreements with two principal stockholders, executive officers and directors providing for aggregate future payments of $270,000. The agreements expire in June 1998. Payments made under the noncompete agreements totaled $375,000 in 1994, $135,000 in 1995 and $160,000 in 1996. At September 30, 1995 and 1996, $520,000 and $447,000,
      respectively, of previously paid noncompete payments are being deferred over future periods.

    - The Company has employment agreements with certain key employees totaling approximately $1,100,000 annually.

14. RESTRUCTURING COSTS

    During the third quarter of 1995, as a result of the Company's review of its operating strategies and in order to improve competitiveness and future profitability, the Company recorded a restructuring charge of $2.0 million in connection with the establishment of a severance reserve for the involuntary termination of 15 home office employees. During 1996, employees were terminated under the plan at a total cost of $2.0 million.

    During the fiscal year ended 1996, the Company recorded a $2.1 million restructuring charge related to the reorganization of its regional and corporate operations. The charge was for the establishment of a severance reserve for approximately 13 employees terminated during the reorganization. During 1996, the Company paid approximately $600,000 of severance costs. The remaining amount will be paid out during the first half of fiscal 1997.

15. COMMITMENTS AND CONTINGENCIES

    The Company contracts with various health care providers for inpatient services for its patients. In most cases, the Company is charged for inpatient services at negotiated rates determined on a per diem basis. In some instances, the Company leases or makes arrangements for the use of the space and operates inpatient units using its own employees. These lease costs are included in hospice program expenses in the accompanying consolidated financial statements. The Company also leases office space at its various locations.

    Total rental expense was approximately $4.1 million, $5.7 million and $6.9 million for the years ended September 30, 1994, 1995 and 1996, respectively.

    Future minimum rental commitments under noncancelable operating leases for the years subsequent to September 30, 1996 through July 31, 2001 (expiration) are as follows (in thousands):

1997...............................................................  $   5,015
1998...............................................................      4,069
1999...............................................................      3,631
2000...............................................................      2,233
2001...............................................................      1,296
                                                                     ---------
                                                                     $  16,244
                                                                     ---------
                                                                     ---------

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company is self-insured for workers compensation insurance coverages. The Company records an accrual for the self-insured portion of these costs and maintains certain per occurrence and aggregate stop-loss insurance for this self-insured program.

    In May 1995, President Clinton announced a coordinated effort by federal and state agencies, named Operation Restore Trust (ORT), to review industry practices and regulatory compliance of home health agencies, nursing homes, and certain durable medical equipment suppliers. This initiative was targeted to California, Florida, Illinois, Texas, and New York, the five states in which Medicare spending is the highest. In June 1995, federal officials announced the expansion of ORT in these five states to hospice issues.

    As a part of its review of hospices under ORT, the OIG has conducted on-site reviews at various of the Company's hospice programs and at the Company's corporate office. The OIG has reviewed the charts on a total of 1,150 patients at six of the Company's locations. The sample selected by the auditors was comprised of patients whose participation in the hospice program exceeded 210 days. Based on discussions with the OIG, the Company understands that as of September 1995 the auditors had formed a preliminary view that of the 215, 211, and 106 medical records of patients reviewed in the three programs, they considered 164, 141 and 85, respectively, not to be eligible for Medicare hospice services. With respect to the first two of these programs, they considered the charts for 30 and 16 (and none with respect to the third program) to be inconclusive as to whether the beneficiaries were terminally ill. No formal reports have been issued by the OIG on the outcome of the audits at the Company locations.

    The Company strongly disagrees with the OIG's apparent interpretation and application of the Medicare hospice eligibility requirements, and believes that it met applicable Medicare eligibility documentation requirements in all material respects. The Company understands that the activities of the OIG Office of Audit Services and Office of Investigations involving the Company are ongoing. The scope and ultimate disposition of the ORT and OIG activities, and the possible impact on the Company of such activities cannot currently be predicted.

    The Company is also involved in various disputes and litigation arising in the ordinary course of business. After consultation with legal counsel, management estimates that these matters will be resolved without material adverse effect on the Company's future financial position or results from operations.

16. FOURTH QUARTER ADJUSTMENTS

    In the fourth quarter of 1996, the Company increased the allowance for uncollectible accounts receivable by $2,500,000 in addition to the normal monthly charge. Also during the fourth quarter of 1996, the Company recorded a restructuring charge of $2,345,000 (see Note 14).

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                             (AMOUNTS IN THOUSANDS)

                                 JUNE 30, 1997

                                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................................................................   $   9,225
  Accounts receivable from patient services, net.....................................................      14,484
  Income tax receivable..............................................................................         306
  Deferred taxes--current............................................................................         543
  Other current assets...............................................................................       1,216
                                                                                                       -----------
Total current assets.................................................................................      25,774
Property and equipment, net..........................................................................      13,206
Notes receivable from stockholders and employees.....................................................          62
Intangible assets, net...............................................................................      45,783
Other assets.........................................................................................       1,034
                                                                                                       -----------
Total assets.........................................................................................   $  85,859
                                                                                                       -----------
                                                                                                       -----------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable...................................................................................   $  15,220
  Accrued compensation...............................................................................       8,096
  Accrued health insurance...........................................................................         494
  Other accrued expenses.............................................................................       8,084
  Current portion of long-term debt and capital lease obligations....................................       9,533
                                                                                                       -----------
Total current liabilities............................................................................      41,427
Short-term debt and revolving credit facility expected to be refinanced..............................      30,400
Capital lease obligations............................................................................         827
Other long-term liabilities..........................................................................         373
Guarantee of Employee Stock Ownership Plan loan......................................................         959

Commitments and contingencies

9% preferred stock...................................................................................      27,376
Series B preferred stock.............................................................................      34,741
Stockholders' deficit:
  Common Stock.......................................................................................          17
  Additional paid-in capital.........................................................................     (32,403)
  Indebtedness of Employee Stock Ownership Plan......................................................        (959)
Accumulated deficit..................................................................................     (16,899)
                                                                                                       -----------
Total stockholders' deficit..........................................................................     (50,244)
                                                                                                       -----------
Total liabilities and stockholders' deficit..........................................................   $  85,859
                                                                                                       -----------
                                                                                                       -----------

                            See accompanying notes.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                            NINE MONTHS ENDED
                                                                                                 JUNE 30
                                                                                         ------------------------
                                                                                             1996         1997
                                                                                         ------------  ----------

                                                                                               (UNAUDITED)
Net revenue............................................................................  $    161,657  $  150,323
Operating expenses:
  Hospice program expenses.............................................................       131,319     121,604
  Central support services.............................................................        17,290      16,120
  Provision for bad debts..............................................................         4,035       3,283
  Depreciation.........................................................................         3,993       4,308
  Amortization of goodwill.............................................................         1,123       1,248
  Restructuring costs..................................................................            --       3,480
                                                                                         ------------  ----------
                                                                                              157,760     150,043
                                                                                         ------------  ----------
Income from operations.................................................................         3,897         280
Gain on terminated merger..............................................................            --       1,600
Gain on sale of assets.................................................................            --         484
Interest and other income..............................................................           222         364
Interest expense.......................................................................        (3,391)     (3,652)
                                                                                         ------------  ----------
Income (loss) before income taxes......................................................           728        (924)
Provision for income taxes.............................................................           248          --
                                                                                         ------------  ----------
Net income (loss)......................................................................  $        480  $     (924)
                                                                                         ------------  ----------
                                                                                         ------------  ----------
Net loss attributable to common stockholders...........................................  $     (2,968) $   (4,372)
                                                                                         ------------  ----------
                                                                                         ------------  ----------
Supplemental net loss attributable to common stockholders..............................  $     (1,393) $   (2,797)
                                                                                         ------------  ----------
                                                                                         ------------  ----------
Supplemental net loss per share........................................................  $      (0.37) $    (0.74)
                                                                                         ------------  ----------
                                                                                         ------------  ----------
Supplemental weighted average number of common and common stock equivalents............     3,748,888   3,759,526
                                                                                         ------------  ----------
                                                                                         ------------  ----------

                            See accompanying notes.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                                                     JUNE 30
                                                                                               --------------------
                                                                                                 1996       1997
                                                                                               ---------  ---------

                                                                                                   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)............................................................................  $     480  $    (924)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation.............................................................................      3,993      4,308
    Amortization of goodwill and deferred financing costs....................................      1,784      1,273
    Deferred income taxes....................................................................        493         --
    Provision for losses on accounts receivable..............................................      4,035      3,283
    Gain on sale of assets...................................................................         --       (484)
    (Increase) decrease in assets:
      Accounts receivable from patient services..............................................        (71)      (895)
      Income tax receivable..................................................................        832      2,802
      Other current assets...................................................................     (1,795)     2,108
    Increase (decrease) in liabilities:
      Accounts payable and accrued expenses..................................................     (2,886)     1,773
      Other long-term liabilities............................................................         (9)      (106)
                                                                                               ---------  ---------
Net cash provided by operating activities....................................................      6,856     13,138

INVESTING ACTIVITIES
Purchase of property and equipment, net......................................................     (4,359)    (2,498)
Cash paid for net assets of business acquired................................................     (1,770)        --
Proceeds from sale of assets.................................................................         --        555
Increase in intangible assets................................................................     (1,982)      (232)
Decrease in notes receivable.................................................................         --         22
Decrease in other assets.....................................................................        101         50
Decrease in indebtedness of Employee Stock Ownership Plan....................................        357        357
                                                                                               ---------  ---------
Net cash used in investing activities........................................................     (7,653)    (1,746)

FINANCING ACTIVITIES
Proceeds from long-term debt and line of credit..............................................      2,751         --
Principal payments on long-term debt and capital lease obligations...........................     (2,538)    (7,586)
Dividends on 9% preferred stock..............................................................     (1,215)        --
Purchase of common stock.....................................................................        (21)        --
Proceeds from exercise of stock options and related income tax benefits......................         28        801
Warrants granted.............................................................................         --       (376)
Proceeds from repayment of ESOP loan (ESOP contribution).....................................       (357)      (357)
                                                                                               ---------  ---------
Net cash used in financing activities........................................................     (1,352)    (7,518)
                                                                                               ---------  ---------
Net (decrease) increase in cash..............................................................     (2,149)     3,874
Cash and cash equivalents, beginning of period...............................................      4,545      5,351
                                                                                               ---------  ---------
Cash and cash equivalents, end of period.....................................................  $   2,396  $   9,225
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                            See accompanying notes.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                                 JUNE 30, 1997

1. BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended June 30, 1997 are not necessarily indicative of the result that may be expected for the year ended September 30, 1997. For further information, refer to the Company's consolidated financial statements and footnotes thereto for the year ended September 30, 1996.

    The condensed consolidated financial statements include the accounts of Vitas Healthcare Corporation and its subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

    On September 15, 1997, the Company's Board of Directors approved a 1 for
2.7273 reverse stock split, subject to stockholders approval and the Company's proposed initial public offering (the Offering). As a result, all references in the financial statements to number of shares, per share amounts and stock options and warrant data have been restated to give retroactive recognition to such reverse stock split.

    Supplemental net loss per share is computed by dividing the supplemental net loss, after reduction for dividends on the 9% Preferred Stock, by the supplemental weighted average number of common shares outstanding. Supplemental net loss used in the calculation gives effect to the elimination of the dividends which would have been payable under the mandatory redemption features of the Series B Preferred Stock. Common stock equivalents are excluded from the calculation of supplemental weighted average shares outstanding and, pursuant to the Securities and Exchange Commission's Staff Accounting Bulletins, such computations include all common and common stock equivalents issued within the 12 months preceding the Offering as if they were outstanding for all periods presented. In addition, all outstanding preferred stock that converts in connection with the Offering are included in the computation as common equivalent shares even when the effect is antidilutive.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (FASB No. 128). FASB No. 128, which applies to entities with publicly held common stock, simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15, Earnings per Share, and makes such computation comparable to international earnings per share standards. FASB No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, earlier adoption is not permitted. The statement requires restatement of all prior period earnings per share data presented in the period of adoption. Management is currently reviewing the provision of FASB No. 128; however, it does not believe that adoption of this new accounting pronouncement will have a material impact on the calculation and presentation of earnings per share.

2. TERMINATED MERGER

    On June 6, 1996, the Company signed a letter of intent to merge with a subsidiary of Apria Healthcare Group, Inc. (Apria) and entered into a merger agreement with Apria and one of Apria's subsidiaries dated as of June 28, 1996. On November 12, 1996, Apria announced its intention to terminate the merger agreement. Between the date the letter of intent was executed and the announcement of termination, the

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

                                 JUNE 30, 1997

2. TERMINATED MERGER (CONTINUED)
Company incurred costs of approximately $2.4 million related to the terminated merger transaction, of which $1.5 million were incurred through September 30, 1996.

    On November 26, 1996, the Company entered into a settlement agreement whereby Apria agreed to pay the Company $4 million to settle and discharge any and all disputes and controversies between the companies arising from or relating to the merger or related activities. The Company received payment on November 27, 1996. Consequently, the settlement amount, net of costs incurred, has been recorded as a gain on terminated merger.

3. INCOME TAXES

    Income taxes have been provided at the effective tax rate expected for the year. The Company's effective tax rate differs from statutory rates primarily as a result of certain costs which are not deductible for income tax purposes and state income taxes, net of federal benefit.

4. CONTINGENCIES

    The Company contracts with various health care providers for inpatient services for its patients. In most cases, the Company is charged for inpatient services at negotiated rates determined on a per diem basis. In some instances, the Company leases or makes arrangements for the use of the space and operates inpatient units using its own employees. These lease costs are included in hospice program expenses in the accompanying condensed consolidated financial statements. The Company also leases office space at its various locations.

    The Company is self-insured for workers compensation insurance coverages. The Company records an accrual for the self-insured portion of these costs and maintains certain per occurrence and aggregate stop-loss insurance for this self-insured program.

    In May 1995, President Clinton announced a coordinated effort by federal and state agencies, named Operation Restore Trust (ORT), to review industry practices and regulatory compliance of home health agencies, nursing homes, and certain durable medical equipment suppliers. This initiative initially was targeted to California, Florida, Illinois, Texas, and New York, the five states in which Medicare spending is the highest. In June 1995, federal officials announced the expansion of ORT in these five states to hospice issues

    In May, 1997, HHS announced the expansion of ORT during the next two years to include 12 additional states. As a result, the Company operates in six of the seventeen ORT states. As a part of its review of hospices under ORT, the OIG has conducted on-site reviews at various of the Company's hospice programs and at the Company's corporate office. The OIG has reviewed the charts on a total of 1,150 patients at six of the Company's locations. The sample selected by the auditors was comprised of patients whose participation in the hospice program exceeded 210 days. Based on discussions with the OIG, the Company understands that as of September 1995, the auditors had formed a preliminary view that of the 215, 211, and 106 medical records of patients reviewed in the three programs, they considered 164, 141 and 85, respectively, not to be eligible for Medicare hospice services. With respect to the first two of these programs, they considered the charts for 30 and 16 (and none with respect to the third program) to be inconclusive as to whether the beneficiaries were terminally ill. No formal reports have been issued by the OIG on the outcome of the audits at the Company locations.

    The Company strongly disagrees with the apparent interpretation and application of the Medicare hospice eligibility requirements, and believes that it met applicable Medicare eligibility documentation

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

                                 JUNE 30, 1997

4. CONTINGENCIES (CONTINUED)
requirements in all material respects. The Company understands that the activities of the OIG Office of Audit Services and Office of Investigations involving the Company are ongoing. The scope and ultimate disposition of the ORT and OIG activities, and the possible impact on the Company of such activities cannot currently be predicted.

    The Company is also involved in various disputes and litigation arising in the ordinary course of business. After consultation with legal counsel, management estimates that these matters will be resolved without material adverse effect on the Company's future financial position or results from operations.

5. DEBT

    The Company has entered into a number of amendments to the revolving credit agreement with the latest amendment dated as of September 1, 1997. As a result of these amendments, the maturity date of the credit facilities was extended to the earlier of a significant recapitalization event, as defined by the agreement, or October 1, 1998. The amended credit facilities prohibit the Company from making dividend payments on its common stock, and requires, among other things, that the Company maintain a minimum net worth, meet quarterly EBITDA requirements and maintain a minimum liquidity, defined as cash or cash equivalents and amounts available under the revolving credit facility of $4 million.

    Also, in connection with the last two extensions of the revolving credit agreement, dated as of March 24, 1997 and September 1, 1997, the Company issued two warrants to the lender purchase up to an aggregate of 285,429 shares of the Company's Common Stock at an exercise price of $.03 per share. The warrants are exercisable at certain dates if amounts due under the revolving credit facility or term loan are still outstanding at those dates. The issue dates and the number of shares which may be acquired with each warrant are as follows:

DATE EXERCISABLE                                                                                  AMOUNT
-----------------------------------------------------------------------------------------------  ---------
July 18, 1997..................................................................................     71,358
August 31, 1997................................................................................     35,678
November 30, 1997..............................................................................     35,679
January 31, 1998...............................................................................     35,678
April 30, 1998.................................................................................     35,679
July 31, 1998..................................................................................     35,678
September 30, 1998.............................................................................     35,679

    The warrants are valued at the date they become exercisable. The warrant to purchase 71,358 shares of the Company's Common Stock had a value of approximately $712,000 at July 18, 1997, the date it became exercisable, and the warrant to purchase 35,678 shares of the Company's common stock had a value of approximately $534,000 on August 31, 1997. These amounts are being amortized over the period from the date of exercisability to the next date of exercisability. The amount of amortization is being charged to interest expense.

    On June 16, 1997, the terms of a 9% subordinated note payable were modified to provide for monthly payments of $135,000, with the remaining balance to be paid at the earlier of May 31, 1998 or a significant recapitalization event, as defined in the agreement. In connection with the modification, the Company made a $900,000 payment of principal and accrued interest on the note and also paid an extension fee of $100,000. The fee is being amortized using the interest method.

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)

                                 JUNE 30, 1997

6. REDEEMABLE PREFERRED STOCK

    The Company and the preferred stockholder have, over time, agreed to defer the redemption date of the 9% Preferred Stock. On September 18, 1997 the Company and the preferred stockholder again agreed to defer the mandatory redemption date of the 9% Preferred Stock. The amended redemption schedule is as follows:

                                  MANDATORY                                      NUMBER OF     REDEMPTION
                                 REDEMPTION                                    SHARES TO BE     PRICE PER
                                    DATE                                         REDEEMED         SHARE
-----------------------------------------------------------------------------  -------------  -------------
October 1, 1998..............................................................       81,000      $     102
October 1, 1998..............................................................       81,000            101
October 1, 1998..............................................................       54,000            100
December 31, 1998............................................................       54,000            100

As a part of the agreement to extend the redemption dates of the 9% Preferred Stock, contemporaneously with the Offering the preferred stockholder agreed to exercise at least $3 million (but no more than $5 million) of Series A warrants. The issuance of warrants in connection with the amendment to the revolving credit facility (see Note 7), results in an adjustment to the number of shares of common stock which can be acquired and the related exercise price to 955,789 shares at $12.16 per share for Series A and 522,289 shares at $12.19 per share for Series B. The Company has agreed to repurchase Series B for the difference between the Offering price and the exercise price, but not less than $700,000. If the 9% Preferred Stock is not redeemed on or prior to March 31, 1998, the expiration date of both Series A and Series B will be extended by that number of days equal to the number of days beyond March 31, 1998 that any portion of the 9% Preferred Stock is outstanding but not later than December 16, 2005. The Company also agreed to extend through December 31, 1998 the payment of the redemption price of $101 per share for the 9% Preferred Stock if redeemed at the Company's option.

    In August 1997, the Company made cash dividend payment on the 9% Preferred Stock amounting to approximately $600,000.

7. RESTRUCTURING COSTS

    During the first quarter of 1997, management approved a plan to restructure its local program's patient care teams and eliminate certain regional positions. The charge of approximately $3.5 million relates to the establishment of a severance reserve for approximately 300 employees to be involuntarily terminated during the restructuring. As of June 30, 1997, the Company has paid out approximately $1.5 million of severance costs.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Community Hospice Care, Inc.
Anaheim Hills, California

    We have audited the accompanying combined statements of income, stockholders' equity and cash flows of Community Hospice Care, Inc., Community Hospice Care of Orange County, Community Hospice Care of San Diego, Community Hospice Care--Coastal Cities, Community Hospice Care--Inland Cities, Community Hospice Care--San Gabriel Cities and Community Hospice Care of San Fernando and Riverside (the Partnership) for the year ended December 31, 1994. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of operations and cash flows of Community Hospice Care, Community Hospice Care of Orange County, Community Hospice Care of San Diego, Community Hospice Care--Coastal Cities, Community Hospice Care--Inland Cities, Community Hospice Care--San Gabriel Cities and Community Hospice Care of San Fernando and Riverside Inc. for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                               /s/ ERNST & YOUNG, LLP

Miami, Florida
February 20, 1995

                      COMMUNITY HOSPICE CARE, INC. ET AL.

                          COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1994

Net revenue....................................................................  $55,090,562
Operating expenses:
  Hospice program expenses.....................................................  47,284,968
  Central support services.....................................................   3,713,992
  Provision for bad debts......................................................     534,196
  Depreciation and amortization................................................     279,897
                                                                                 ----------
                                                                                 51,813,053

Income from operations.........................................................   3,277,509
Interest and other income......................................................     105,039
Interest expense...............................................................    (341,157)
                                                                                 ----------
Income before income taxes.....................................................   3,041,391
Provision for income taxes.....................................................      (6,400)
                                                                                 ----------
Net income.....................................................................  $3,034,991
                                                                                 ----------
                                                                                 ----------

                            See accompanying notes.

                      COMMUNITY HOSPICE CARE, INC. ET AL.

                   COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

                          YEAR ENDED DECEMBER 31, 1994

                                                                    GENERAL      LIMITED                        TOTAL
                                        COMMON      ACCUMULATED    PARTNERS'    PARTNERS'                      EQUITY
                                         STOCK        DEFICIT       EQUITY        EQUITY      ELIMINATION     (DEFICIT)
                                      -----------  -------------  -----------  ------------  -------------  -------------
Balance at January 1, 1994..........  $     1,000  $  (4,821,406) $   457,543  $  2,592,749  $    (457,543) $  (2,227,657)
Net (loss) income for the year......      --          (2,642,301)   1,001,875     5,677,292     (1,001,875)     3,034,991
                                      -----------  -------------  -----------  ------------  -------------  -------------
Balance at December 31, 1994........  $     1,000  $  (7,463,707) $ 1,459,418  $  8,270,041  $  (1,459,418) $     807,334
                                      -----------  -------------  -----------  ------------  -------------  -------------
                                      -----------  -------------  -----------  ------------  -------------  -------------

                            See accompanying notes.

                      COMMUNITY HOSPICE CARE, INC. ET AL.

                        COMBINED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1994

OPERATING ACTIVITIES
Net income...................................................................... $ 3,034,991
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization.................................................     279,897
  Provision for losses on accounts receivable...................................     534,196
  (Increase) decrease in assets:
    Accounts receivable from patient services...................................  (5,195,010)
    Amounts due from affiliates.................................................      11,538
    Other current assets........................................................    (217,557)
    Other assets................................................................    (147,471)
  Increase in liabilities:
    Accounts payable and accrued expenses.......................................   3,210,735
                                                                                -----------
Net cash provided by operating activities.......................................   1,511,319

INVESTING ACTIVITIES
Purchase of property and equipment, net.........................................    (214,700)
                                                                                -----------
Net cash used in investing activities...........................................    (214,700)

FINANCING ACTIVITIES
Proceeds from line of credit....................................................     947,548
Proceeds from short-term debt...................................................   1,400,000
Proceeds from stockholder loan..................................................     100,000
Principal payments on line of credit............................................  (1,135,527)
Principal payments on note payable..............................................     (50,000)
Principal payments on stockholder loan..........................................    (100,000)
Amounts due from stockholders...................................................  (1,900,000)
                                                                                -----------
Net cash used in financing activities...........................................    (737,979)
Net increase in cash............................................................     558,640
Cash, beginning of period.......................................................     468,291
                                                                                -----------
Cash, end of period.............................................................   1,026,931
                                                                                -----------
                                                                                -----------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash interest paid.............................................................. $   266,587
                                                                                -----------
                                                                                -----------
Cash income taxes paid.......................................................... $     6,400
                                                                                -----------
                                                                                -----------

                            See accompanying notes.

                      COMMUNITY HOSPICE CARE, INC. ET AL.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The accompanying combined financial statements include the accounts of Community Hospice Care, Inc. (the "Company"), a California S corporation, and the accounts of Community Hospice Care of Orange County, Community Hospice Care of San Diego, Community Hospice Care--Coastal Cities, Community Hospice Care--Inland Cities, Community Hospice Care--San Gabriel Cities and Community Hospice Care of San Fernando and Riverside, a 31-bed inpatient facility, all of which are California Limited Partnerships (the "Partnerships"). The Company is the sole general partner holding a 15% interest in each of the Partnerships and exercises exclusive control over their operations. The stockholders of the Company hold the remaining 85% limited partnership interest. All significant intercompany transactions and balances have been eliminated.

SALE OF COMPANY OPERATIONS

    On February 17, 1995, the Company sold their combined hospice operations, in an asset sale, to Vitas Healthcare Corporation of California (Vitas-California), a newly formed wholly-owned subsidiary of Vitas Healthcare Corporation located in Miami, Florida. Certain assets and their operations were purchased for a total of $36 million, of which $24.6 million was cash and $11.4 million was subordinated notes receivable due in various monthly installments through 1998, plus the assumption of certain liabilities. Amounts due from stockholders and affiliates were settled on the purchase date using the proceeds from the sale.

    Assets sold included all of the combined tangible and intangible assets of the Company and the Partnerships, except for their cash, accounts receivable, certain refundable deposits and accounts payable. Liabilities of approximately $929,000 assumed by Vitas-California in connection with the sale included accrued compensation for vacation and sick time, building and equipment lease obligations and health insurance obligations.

    As of February 18, 1995, the Company and the Partnerships ceased operations and are liquidating their accounts receivable and retained obligations.

COMPANY

    The Partnerships provides palliative medical care and related services to terminally ill patients through state-licensed and federally-certified hospice programs. Palliative medical care is care that focuses primarily on improving the quality of life of terminally ill patients and their families, as opposed to attempting to "cure" the underlying or end stage disease. Services provided by the Partnerships include physician services, nursing care, social services, counseling services and pastoral care, short-term inpatient and respite care, drugs for symptom management and pain control, medical equipment and supplies, home health aide and homemaker services, bereavement counseling and ancillary services, such as physical, speech and occupational therapy. In addition, the Partnerships provides various support and psychosocial services and bereavement care to families of its patients.

    The Company provides administrative support and management services to the Partnerships.

NET REVENUE

    Net revenue is reported at the estimated net realizable amounts from patients, third-party payors (primarily Medicare and Medi-Cal), and others for services rendered. Payors may determine that the

                      COMMUNITY HOSPICE CARE, INC. ET AL.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) services provided are not covered and do not qualify for reimbursement. Management has provided an estimate for such adjustments. Changes in the estimate will be adjusted in future periods as final settlements are determined. The percentage of net revenue derived under the Medicare and Medi-Cal programs was 95% in 1994.

START-UP COSTS

    The Company expenses costs incident to the start-up of hospice operations in new locations as incurred.

PROPERTY AND EQUIPMENT

    Property and equipment, including improvements to existing facilities, are recorded at cost. Depreciation and amortization are calculated principally using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for major asset categories are 10 years for leasehold improvements and 5 to 7 years for furniture and equipment.

2. INCOME TAXES

    The Company and the Partnerships file separate federal and California income tax returns.

    In January 1993, the Company elected by consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company will not pay federal corporate income taxes. Instead, the stockholders will be responsible for individual federal income taxes on the Company's taxable income. Subchapter S is recognized in the state of California; however, California still taxes corporate income. Therefore, the Company will continue to be responsible for state income taxes on the Company's taxable income.

3. EMPLOYEE BENEFIT PLAN

    The Company and the Partnerships have a profit sharing plan (the "Plan") qualifying under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Employees become eligible to participate in the Plan upon ninety days after employment.

    The Plan allows participants to make voluntary contributions to the Plan on a pre-tax basis. The voluntary contributions must not be less than 1% or more than 15% of the participants' compensation.

    The Company and the Partnerships match 50% of employee contributions to the Plan up to $500 per participant annually. Additionally, the Company and the Partnerships may make discretionary contributions to the Plan for the benefit of the participants. Total contributions charged to operations for the year ended December 31, 1994 approximated $120,000.

4. RELATED PARTY TRANSACTIONS

    During the year ended December 31, 1994, the Company paid management fees to its stockholders totaling $642,937. The above fees are included in central support services in the combined statement of income.

                      COMMUNITY HOSPICE CARE, INC. ET AL.

4. RELATED PARTY TRANSACTIONS (CONTINUED)
    During 1994, the Partnerships paid approximately $199,000, included in hospice program expenses, to nursing homes owned by a shareholder.

5. COMMITMENTS AND CONTINGENCIES

    The Company and the Partnerships lease their principal offices and the 31-bed inpatient facility under noncancellable operating lease agreements expiring at various dates through 2001. Certain of the lease agreements provide for renewal options of up to six additional years. Two of the stockholders have personally guaranteed these operating leases.

    Future minimum rental commitments under noncancelable operating leases for the years subsequent to December 31, 1994 are as follows:

1995.............................................................  1,538,257
1996.............................................................  1,417,585
1997.............................................................  1,219,851
1998.............................................................    788,939
1999.............................................................    449,509
Thereafter.......................................................    280,542
                                                                   ---------
                                                                   5,694,683
                                                                   ---------
                                                                   ---------

    Future minimum rental payments required for equipment leased under noncancellable lease agreements are not significant. Total rental expense for the year ended December 31, 1994 approximated $1,684,000.

    The Company and the Partnerships maintain a $1,000,000 per occurrence, $3,000,000 aggregate malpractice insurance policy. Occurrence basis insurance covers claims that occur during the policy term regardless of when the claim was reported.

    As of December 31, 1994, the Company and the Partnerships have no malpractice loss accrual and there is no deductible liability for claims made. Additionally, neither management nor the insurance carrier are aware of any claims made against the Company or Partnerships.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               -----
Prospectus Summary........................................................           3
Risk Factors..............................................................          10
Use of Proceeds...........................................................          19
Dividend Policy...........................................................          19
Capitalization............................................................          20
Dilution..................................................................          21
Selected Consolidated Financial Data......................................          22
Management's Discussion and Analysis of Financial Condition and Results
  of Operations...........................................................          24
Business..................................................................          36
Management................................................................          59
Principal Stockholders....................................................          70
Certain Transactions......................................................          73
Description of Capital Stock..............................................          74
Description of Indebtedness...............................................          81
Shares Eligible for Future Sale...........................................          83
Underwriting..............................................................          85
Legal Matters.............................................................          87
Experts...................................................................          87
Additional Information....................................................          87
Index to Consolidated Financial Statements................................         F-1

                            ------------------------

    UNTIL            , 1997 (25 DAYS AFTER THE DATE OF THE PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                3,800,000 SHARES

                                     [LOGO]

                                     [LOGO]

                                VITAS HEALTHCARE
                                  CORPORATION
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  FURMAN SELZ
                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except for the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. ("NASD") filing fee.

                                                                                    PAYABLE BY
                                                                                    REGISTRANT
                                                                                    -----------
SEC registration fee..............................................................   $  21,188
NASD filing fee...................................................................       7,492
Nasdaq National Market entry fee..................................................      26,850
Blue Sky fees and expenses........................................................           *
Accounting fees and expenses......................................................           *
Legal fees and expenses...........................................................           *
Printing and engraving expenses...................................................           *
Registrar and transfer agent's fees...............................................           *
Miscellaneous fees and expenses...................................................           *
                                                                                    -----------
  Total...........................................................................   $       *
                                                                                    -----------
                                                                                    -----------

------------------------

*   To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under Section 145 of the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Law provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for expenses the court deems proper in light of liability adjudication. With respect to present or former directors and officers, indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

    The Company's Amended and Restated By-laws (the "By-laws") provide for mandatory indemnification of directors and officers generally to the same extent authorized by the Delaware Law. Under the By-laws, the Company shall advance expenses incurred by an officer or director in defending any such action if the director or officer undertakes to repay such amount if it is determined that he or she is not entitled to indemnification. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the Charter and Bylaws, as amended, of the Company and the Delaware Law, the Company has been informed that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable.

    The Charter limits the personal liability of the Company's directors to the fullest extent permitted by the Delaware Law. Therefore, the directors of the Company are not personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 174 of the Delaware Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock; or (iv) for any transaction from which the director derives an improper personal benefit. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

    Additionally, the Company has entered into indemnification agreements, in the form attached hereto as Exhibit 10.37 with certain of its directors, officers and other key personnel, which may, in certain cases, be broader than the specific indemnification provisions contained under applicable law. The indemnification agreement may require the Company, among other things, to indemnify such officers, directors and key personnel against certain liabilities that may arise by reason of their status or service as directors, officers or employees of the Company, to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified and to cover such officers, directors and key employees under the Company's directors' and officers' liability insurance policies to the maximum extent that insurance coverage is maintained. The Company maintains an insurance policy, providing an aggregate of $5 million in coverage, insuring all of its directors and officers against certain liabilities arising from actions taken in their official capacities as directors and officers.

    The Underwriting Agreement provides for indemnification by the Underwriters of the directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    In March 1997, the Company issued and sold 54,999 shares of Common Stock to Earl Collier, Jr. and received gross proceeds from such sale of $105,000 (resulting from the exercise price of $1.91 per share) pursuant to a Stock Option Agreement, dated as of October 28, 1991, between the Company and Mr. Collier. The Common Stock was issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act.

    In April 1997, the Company issued and sold 11,000 shares of Common Stock to Mark Ohlendorf and received gross proceeds from such sale of $21,000 (resulting from the exercise price of $1.91 per share) pursuant to a Stock Option Agreement, dated as of October 16, 1990, between the Company and Mr. Ohlendorf. The Common Stock was issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act.

    The above references to numbers of shares of Common Stock (and per share purchase prices of warrants and exercise price of options) are adjusted to give effect to a 1-for-2.7273 reverse stock split intended to be effective prior to the date the Registration Statement is declared effective.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------

*    1.1   Form of Underwriting Agreement.

     3.1   Amended and Restated Certificate of Incorporation of Vitas Healthcare Corporation ("Vitas") (formerly known as Hospice Care Incorporated ("HCI")), as amended.

     3.2   Amended and Restated By-laws of Vitas.

*    3.3   Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of Vitas.

*    3.4   Form of Amended and Restated By-laws of Vitas.

*    4.1   Form of Common Stock certificate.

     4.2   Registration Rights Agreement, dated as of June 4, 1993, among Vitas, certain stockholders of Vitas identified therein, Chemed and certain investors identified therein.

     4.3   Amendment to Registration Rights Agreement, dated as of July 20, 1997, among Vitas, Chemed Corporation, the Investors identified therein, and NationsBank.

     4.4   Investor Agreement, dated as of December 17, 1991, between HCI, Chemed and OCR.

     4.5   Stockholders Agreement, dated as of June 4, 1993, among Vitas, Hugh A. Westbrook, Carole S. Westbrook, and certain investors identified therein.

*    5.1   Opinion of Hogan & Hartson, L.L.P., regarding legality of shares being registered.

*   10.1   Preferred Stock Purchase Agreement, dated as of December 17, 1991, by and among HCI, Chemed Corporation
           ("Chemed") and OCR Holding Company ("OCR").

*   10.2   Warrant A, dated December 17, 1991, issued by HCI to OCR.

*   10.3   Warrant B, dated December 17, 1991, issued by HCI to OCR.

*   10.4   Agreement of Waiver and Stock Restriction, dated as of December 17, 1991, between HCI and Hugh A.
           Westbrook.

*   10.5   Agreement of Stock Restriction, dated as of December 17, 1991, between HCI and Esther T. Colliflower.

*   10.6   OCR and Chemed Acknowledgment, Stipulation and Waiver, dated as of July 18, 1997.

    10.7   Agreement, dated September 18, 1997, among Vitas, Chemed and OCR.

*   10.8   Preferred Stock Purchase Agreement, dated as of June 4, 1993, by and among Vitas and certain investors
           (identified therein).

*   10.9   Amended and Restated Employment Agreement, dated September 12, 1994, between Vitas and Hugh A.
           Westbrook.

*   10.10  Employment Agreement, dated as of October 1, 1990, between HCI and J. Richard Williams, Jr.

*   10.11  Employment Agreement, dated as of June 7, 1990, between HCI and Thomas E. Combs.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
*   10.12  Employment Agreement, dated as of October 9, 1989, between Hospice, Incorporated ("HI") and Deirdre
           Lawe.

*   10.13  Confirmation of employment letter, dated June 17, 1993, between Vitas and Mark A. Sterling.

* 10.13.1  Supplemental employment letter, dated June 29 1993, from Vitas to Mark A. Sterling.

*   10.14  Confirmation of employment letter, dated July 16, 1997, accepted August 15, 1997, between Vitas and
           David Wester.

*   10.15  Consulting Agreement, dated as of January 1, 1997, between Vitas and Esther Colliflower.

*   10.16  Stockholder--Founder Agreement, dated as of October 14, 1983, between HCI and Hugh A. Westbrook.

*   10.17  Stockholder--Founder Agreement, dated as of October 14, 1983, between HCI and Donald J. Gaetz.

*   10.18  Supplementary Shareholder Founder Agreement, dated as of January 30, 1984, among HCI, Hugh A. Westbrook and Donald J. Gaetz.

*   10.19  Amendment No. 1 to Supplementary Shareholder Founder Agreement, dated as of December 17, 1991, among
           HCI, Hugh A. Westbrook and Donald J. Gaetz.

*   10.20  Stockholder--Employee Agreement, dated as of April 11, 1984, between HCI and Esther T. Colliflower.

*   10.21  Stockholder--Employee Agreement, dated as of January 15, 1985, between HCI and Jonathan R. Williams,
           M.D.

*   10.22  Call Agreement, dated as of December 17, 1991, among Esther T. Colliflower, Hugh A. Westbrook and
           Donald J. Gaetz.

*   10.23  Non-incentive Stock Option Agreement, dated as of October 1, 1989, between HCI and William P. Ferretti.

*   10.24  Non-incentive Stock Option Agreement, dated as of October 1, 1990, between HCI and J.R. Williams.

*   10.25  Non-incentive Stock Option Agreement, dated as of October 14, 1991, between HCI and J.R. Williams.

*   10.26  Non-incentive Stock Option Agreement, dated as of December 17, 1991, between HCI and J.R. Williams.

*   10.27  Waiver of Limitation on Exercise of Option, dated as of September 28, 1993, between the Company and
           J.R. Williams.

*   10.28  Non-incentive Stock Option Agreement, dated as of December 17, 1991, between HCI and Hugh A. Westbrook.

*   10.29  Non--incentive Stock Option Agreement, dated as of December 17, 1991, between HCI and Esther T.
           Colliflower.

*   10.30  Non-incentive Stock Option Agreement, dated as of June 30, 1992, between Vitas and Timothy S. O'Toole.

    10.31  Management Equity Incentive Plan ("1992 MEIP"), adopted June 30, 1992.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.32  Form of 1992 MEIP Stock Option Agreement.

    10.33  1994 Management Equity Incentive Plan ("1994 MEIP"), adopted January 25, 1994.

    10.34  Form of 1994 MEIP Non-Incentive Stock Option Agreement (Performance Vesting).

    10.35  Form of 1994 MEIP Non-Incentive Stock Option Agreement (Time Vesting).

*   10.36  Form of Special Severance Agreement used by Vitas for certain officers and directors, including Hugh A.
           Westbrook, J.R. Williams, M.D., Thomas E. Combs, Deirdre Lawe, Mark A. Sterling and David A. Wester.

*   10.37  Form of Indemnification Agreement used by Vitas for officers and directors, including Hugh A.
           Westbrook, Esther T. Colliflower., J.R. Williams, M.D., Thomas E. Combs, Deirdre Lawe, Mark A.
           Sterling, David A. Wester, Bruce F. Wesson, Patrick T. Hackett, Timothy O'Toole, Donald Gaetz and
           William Ferretti.

    10.38  Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement, dated as of February 17,
           1995, between Vitas and NationsBank of Florida, National Association ("NationsBank").

    10.39  Amended and Restated Revolving Credit Note, dated February 17, 1995, by Vitas to the order of
           NationsBank.

    10.40  Term Note, dated February 17, 1995, by Vitas to the order of NationsBank.

    10.41  Amended and Restated LC Account Agreement, dated as of February 17, 1995, between Vitas and
           NationsBank.

    10.42  Amendment No. 1 to Amended and Restated Revolving Credit and Reimbursement Agreement between Vitas and
           NationsBank, dated as of June 30, 1995.

    10.43  Amendment No. 2 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement between
           Vitas and NationsBank, dated as of March 28, 1996.

    10.44  Amendment No. 3 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement by and
           between Vitas and NationsBank, dated September 30, 1996.

    10.45  Amendment No. 4 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement and
           Related Documents between Vitas and NationsBank, dated as of November 1, 1996.

    10.46  Amendment No. 5 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement and
           Related Documents between Vitas and NationsBank, dated as of February 15, 1997.

    10.47  Amendment No. 6 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement and
           Related Documents between Vitas and NationsBank, dated as of March 24, 1997.

    10.48  Amendment No. 7 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement and
           Related Documents between Vitas and NationsBank, dated as of September 1, 1997.

    10.49  Amended and Restated Pledge and Security Agreement, dated February 17, 1995, between Vitas, as
           Borrower, and NationsBank.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.50  Pledge and Security Agreement between Vitas Healthcare Corporation of California ("Vitas-California")
           and NationsBank, dated February 17, 1995.

    10.51  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of Florida
           ("Vitas-Florida") and NationsBank, dated February 17, 1995.

    10.52  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of Ohio
           ("Vitas-Ohio") and NationsBank, dated February 17, 1995.

    10.53  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of Pennsylvania
           ("Vitas-Pennsylvania") and NationsBank, dated February 17, 1995.

*   10.54  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of Central
           Florida ("Vitas-Central Florida") and NationsBank.

    10.55  Guaranty and Suretyship Agreement, dated as of February 17, 1995, by Vitas-California.

    10.56  Amended and Restated Guaranty and Suretyship Agreement, dated as of February 17, 1995, by
           Vitas-Florida.

    10.57  Amended and Restated Guaranty and Suretyship Agreement, dated as of February 17, 1995, by Vitas-Ohio.

    10.58  Amended and Restated Guaranty and Suretyship Agreement, dated as of February 17, 1995, by
           Vitas-Pennsylvania.

*   10.59  Guaranty and Suretyship Agreement by Vitas-Central Florida.

    10.60  Amended and Restated Guaranty and Contingent Purchase Agreement, dated as of February 17, 1995, between
           Vitas and NationsBank related to a term loan to Vitas Employee Stock Ownership Trust.

    10.61  Warrant Agreement between NationsBank and Vitas, dated as of July 18, 1997.

    10.62  Warrant Certificate issued by Vitas to NationsBank, dated July 18, 1997.

    10.63  Letter Agreement between NationsBank and Vitas, dated July 18, 1997, relating to a warrant to purchase shares of Vitas Common Stock.

    10.64  Warrant Agreement, dated as of September 1, 1997, between Vitas and NationsBank.

    10.65  Warrant Certificate issued by Vitas to NationsBank, dated September 1, 1997

*   10.66  Asset Purchase Agreement, dated as of December 27, 1994, among Vitas, Vitas-California, CHC and its
           Affiliated Partnerships, Connie A. Black and Dennis Rezendez.

*   10.67  Promissory Note (Note A), dated February 17, 1995, made by Vitas-California payable to the order of
           CHC.

*   10.68  Order of U.S. Bankruptcy Court for the District of Arizona, dated June 16, 1997, authorizing
           Modification of Promissory Note A made by and between Thomas E. Arnold, Jr., as Chapter 11 Trustee for the bankruptcy estate of Wilcare Corporation, Vitas-California, and Vitas.

*   10.69  Modification of Promissory Note A, dated June 16, 1997, made by and between Thomas E. Arnold, Jr., as
           Chapter 11 Trustee for the bankruptcy estate of Wilcare Corporation, Vitas-California, and Vitas.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
*   10.70  Promissory Note (Note B), dated February 17, 1995, made by Vitas-California payable to the order of
           CHC.

*   10.71  Subordination Agreement-A, dated as of February 17, 1995, among Community Hospice Care, Inc. ("CHC"), certain partnerships identified therein ("CHC Affiliated Partnerships"), and NationsBank, including
           Acknowledgment and Agreement, dated February 17, 1995, by Vitas, Vitas-California and Wilcare
           Corporation and Vernon R. Will.

*   10.72  Letter Agreement, dated May 21, 1997, between Vitas, Vitas-California, Wilcare Corporation and
           NationsBank modifying Subordination Agreement-A .

*   10.73  Subordination Agreement-B, dated as of February 17, 1995, among CHC, the CHC Affiliated Partnerships and NationsBank, including Acknowledgment and Agreement, dated February 17, 1995, by Vitas,
           Vitas-California and Connie A. Black.

*   10.74  Guaranty, dated as of February 17, 1995, made by Vitas in favor of CHC and the CHC Affiliated
           Partnerships.

*   10.75  Noncompetition Agreement, dated February 17, 1995, among CHC and CHC Affiliated Partnerships, Vitas,
           Vitas-California, Connie A. Black and Dennis Rezendez.

*   10.76  Asset Purchase Agreement, dated as of July 20, 1995, among Vitas, Vitas-Ohio, and Hospice of the Miami
           Valley, Inc. ("HMV").

*   10.77  Amendment to Asset Purchase Agreement, dated as of November 2, 1995, among Vitas, Vitas-Ohio and HMV.

*   10.78  Asset Purchase Agreement dated as of June 12, 1996, between Vitas, Vitas--Central Florida, Hospice of
           Central Florida, Inc. ("HCF") and Hospice of Central Florida Foundation, Inc.

*   10.79  Lease and sublease for Beverly Manor of Riverside, dated as of July 1, 1993, among Dart-L ("Dart-L"),
           Jacob Friedman ("Friedman") and Community Hospice Care-InLand Cities ("CHC--Inland Cities").

*   10.80  Assignment and Assumption of Lease, Consent and Estoppel Agreement, dated as of February 14, 1995, among Consolidated Industries, Inc. ("Consolidated"), Beverly Health and Rehabilitation Services, Inc.
           ("Beverly Health"), CHC-Inland cities, Vitas-California and Vitas.

*   10.81  First Amendment to Lease, dated as of February 14, 1995, among Dart-L, Jacob Friedman, Consolidated,
           Beverly Health, Vitas-California and Vitas.

*   10.82  Lease Agreement, dated as of August 21, 1989, between Florida East Coast Properties, Inc., ("Florida
           East") and HCI.

*   10.83  First Amendment to Lease, dated August 21, 1989, between Florida East and HCI.

*   10.84  Second Amendment to Lease, dated July 10, 1991, between Northwestern Capital Corporation
           ("Northwestern"), as successor to Florida East, and HCI.

*   10.85  Third Amendment to Lease, dated April 1, 1994, between Northwestern and Vitas.

*   10.86  Business Lease, dated as of August 23, 1995, between Vitas-Florida and Sunbeam Properties, Inc., together with Guaranty, dated as of September 5, 1995, by Vitas for the benefit of Sunbeam Properties,
           Inc.

*   10.87  Lease, dated as of October 31, 1995, between Vitas and LaSalle National Trust, N.A.

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    11.1   Computation of Per Share Earnings.

    21.1   Subsidiaries of Vitas.

    23.1   Consent of Ernst & Young LLP.

*   23.2   Consent of Hogan & Hartson, L.L.P. (included in Exhibit 5.1).

    24.1   Power of attorney (included on the signature page).

    27.1   Financial Data Schedule.

------------------------

*   To be filed by amendment.

    (b) Financial Statement Schedules.

    The following financial statement schedule is filed herewith:

    II Valuation and Qualifying Accounts

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby further undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 23nd day of September, 1997.

                                VITAS HEALTHCARE CORPORATION

                                BY   /S/ HUGH A. WESTBROOK
                                     -----------------------------------------
                                     Hugh A. Westbrook
                                     CHAIRMAN OF THE BOARD OF DIRECTORS
                                     AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoint Hugh A. Westbrook and J. R. Williams, M. D., their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any registration statement relating to this Registration Statement under Rule 462 and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURES                       TITLE                    DATE
------------------------------  ---------------------------  -------------------
    /s/ HUGH A. WESTBROOK                                    September 23, 1997
------------------------------
      Hugh A. Westbrook         Director, Chairman Of the
                                  Board Of Directors and
                                  Chief Executive Officer
                                  (Principal Executive
                                  Officer)

  /s/ ESTHER T. COLLIFLOWER                                  September 23, 1997
------------------------------
    Esther T. Colliflower       Director

  /s/ J. R. WILLIAMS, M. D.                                  September 23, 1997
------------------------------
    J. R. Williams, M. D.       Director

          SIGNATURES                       TITLE                    DATE
------------------------------  ---------------------------  -------------------
     /s/ DAVID A. WESTER                                     September 23, 1997
------------------------------
       David A. Wester          Vice President, Chief
                                  Financial Officer,
                                  Treasurer and Assistant
                                  Secretary (Principal
                                  Financial Officer and
                                  Principal Accounting
                                  Officer)

     /s/ DONALD J. GAETZ                                     September 23, 1997
------------------------------
       Donald J. Gaetz          Director

   /s/ WILLIAM P. FERRETTI                                   September 23, 1997
------------------------------
     William P. Ferretti        Director

    /s/ PATRICK T. HACKETT                                   September 23, 1997
------------------------------
      Patrick T. Hackett        Director

    /s/ TIMOTHY S. O'TOOLE                                   September 23, 1997
------------------------------
      Timothy S. O'Toole        Director

     /s/ BRUCE F. WESSON                                     September 23, 1997
------------------------------
       Bruce F. Wesson          Director

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

    We have audited the consolidated financial statements of Vitas Healthcare Corporation and Subsidiaries as of September 30, 1996 and 1995, and for each of the three years in the period ended September 30, 1996, and have issued our report thereon dated January 24, 1997, except for the third paragraph of Note 1 as to which the date is September 15, 1997, the second paragraph of Note 4 as to which the date is September 1, 1997 and Note 7 as to which the date is September 1, 1997, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

                                          Ernst & Young LLP

Miami, Florida
September 19, 1997

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                 VITAS HEALTHCARE CORPORATION AND SUBSIDIARIES

                                 BALANCE AT    CHARGED TO     CHARGED                    BALANCE AT
                                BEGINNING OF    COSTS AND    TO OTHER                      END OF
DESCRIPTION                        PERIOD       EXPENSES     ACCOUNTS      DEDUCTIONS      PERIOD
------------------------------  ------------   -----------  -----------    ----------    ----------
YEAR ENDED SEPTEMBER 30, 1994
Reserves and allowances
  deducted from asset
  accounts:
Allowance for uncollectible
  accounts....................   $ 2,474,000   $ 3,973,000                 $2,931,000(1) $3,516,000
                                ------------   -----------                 ----------    ----------
                                ------------   -----------                 ----------    ----------

YEAR ENDED SEPTEMBER 30, 1995
Reserves and allowances
  deducted from asset
  accounts:
Allowance for uncollectible
  accounts....................   $ 3,516,000   $ 6,828,000                 $5,044,000(1) $5,300,000
                                ------------   -----------                 ----------    ----------
                                ------------   -----------                 ----------    ----------

YEAR ENDED SEPTEMBER 30, 1996
Reserves and allowances
  deducted from asset
  accounts:
Allowance for uncollectible
  accounts....................   $ 5,300,000   $ 7,958,000                 $7,258,000(1) $6,000,000
Tax valuation allowance.......       --          2,182,000                     --         2,182,000
                                ------------   -----------                 ----------    ----------
                                 $ 5,300,000   $10,140,000                 $7,258,000    $8,182,000
                                ------------   -----------                 ----------    ----------
                                ------------   -----------                 ----------    ----------

------------------------

(1) Uncollectible accounts written off, net of recoveries.

                               INDEX OF EXHIBITS

EXHIBIT NUMBER   DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------

           *1.1  Form of Underwriting Agreement.

            3.1  Amended and Restated Certificate of Incorporation of Vitas Healthcare Corporation ("Vitas")
                 (formerly known as Hospice Care Incorporated ("HCI")), as amended.

            3.2  Amended and Restated By-laws of Vitas.

           *3.3  Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of Vitas.

           *3.4  Form of Amended and Restated By-laws of Vitas.

           *4.1  Form of Common Stock certificate.

            4.2  Registration Rights Agreement, dated as of June 4, 1993, among Vitas, certain stockholders of
                 Vitas identified therein, Chemed and certain investors identified therein.

            4.3  Amendment to Registration Rights Agreement, dated as of July 20, 1997, among Vitas, Chemed
                 Corporation, the Investors identified therein, and NationsBank.

            4.4  Investor Agreement, dated as of December 17, 1991, between HCI, Chemed and OCR.

            4.5  Stockholders Agreement, dated as of June 4, 1993, among Vitas, Hugh A. Westbrook, Carole S.
                 Westbrook, and certain investors identified therein.

           *5.1  Opinion of Hogan & Hartson, L.L.P., regarding legality of shares being registered.

          *10.1  Preferred Stock Purchase Agreement, dated as of December 17, 1991, by and among HCI, Chemed
                 Corporation ("Chemed") and OCR Holding Company ("OCR").

          *10.2  Warrant A, dated December 17, 1991, issued by HCI to OCR.

          *10.3  Warrant B, dated December 17, 1991, issued by HCI to OCR.

          *10.4  Agreement of Waiver and Stock Restriction, dated as of December 17, 1991, between HCI and Hugh A.
                 Westbrook.

          *10.5  Agreement of Stock Restriction, dated as of December 17, 1991, between HCI and Esther T.
                 Colliflower.

          *10.6  OCR and Chemed Acknowledgment, Stipulation and Waiver, dated as of July 18, 1997.

           10.7  Agreement, dated September 18, 1997, among Vitas, Chemed and OCR.

          *10.8  Preferred Stock Purchase Agreement, dated as of June 4, 1993, by and among Vitas and certain investors (identified therein).

          *10.9  Amended and Restated Employment Agreement, dated September 12, 1994, between Vitas and Hugh A.
                 Westbrook.

         *10.10  Employment Agreement, dated as of October 1, 1990, between HCI and J. Richard Williams, Jr.

         *10.11  Employment Agreement, dated as of June 7, 1990, between HCI and Thomas E. Combs.

EXHIBIT NUMBER   DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------
         *10.12  Employment Agreement, dated as of October 9, 1989, between Hospice, Incorporated ("HI") and
                 Deirdre Lawe.

         *10.13  Confirmation of employment letter, dated June 17, 1993, between Vitas and Mark A. Sterling.

       *10.13.1  Supplemental employment letter, dated June 29, 1993, from Vitas to Mark A. Sterling.

         *10.14  Confirmation of employment letter, dated July 16, 1997, accepted August 15, 1997, between Vitas and David Wester.

         *10.15  Consulting Agreement, dated as of January 1, 1997, between Vitas and Esther Colliflower.

         *10.16  Stockholder--Founder Agreement, dated as of October 14, 1983, between HCI and Hugh A. Westbrook.

         *10.17  Stockholder--Founder Agreement, dated as of October 14, 1983, between HCI and Donald J. Gaetz.

         *10.18  Supplementary Shareholder Founder Agreement, dated as of January 30, 1984, among HCI, Hugh A.
                 Westbrook and Donald J. Gaetz.

         *10.19  Amendment No. 1 to Supplementary Shareholder Founder Agreement, dated as of December 17, 1991, among HCI, Hugh A. Westbrook and Donald J. Gaetz.

         *10.20  Stockholder--Employee Agreement, dated as of April 11, 1984, between HCI and Esther T.
                 Colliflower.

         *10.21  Stockholder--Employee Agreement, dated as of January 15, 1985, between HCI and Jonathan R.
                 Williams, M.D.

         *10.22  Call Agreement, dated as of December 17, 1991, among Esther T. Colliflower, Hugh A. Westbrook and
                 Donald J. Gaetz.

         *10.23  Non-incentive Stock Option Agreement, dated as of October 1, 1989, between HCI and William P.
                 Ferretti.

         *10.24  Non-incentive Stock Option Agreement, dated as of October 1, 1990, between HCI and J.R. Williams.

         *10.25  Non-incentive Stock Option Agreement, dated as of October 14, 1991, between HCI and J.R.
                 Williams.

         *10.26  Non-incentive Stock Option Agreement, dated as of December 17, 1991, between HCI and J.R.
                 Williams.

         *10.27  Waiver of Limitation on Exercise of Option, dated as of September 28, 1993, between the Company and J.R. Williams.

         *10.28  Non-incentive Stock Option Agreement, dated as of December 17, 1991, between HCI and Hugh A.
                 Westbrook.

         *10.29  Non--incentive Stock Option Agreement, dated as of December 17, 1991, between HCI and Esther T.
                 Colliflower.

         *10.30  Non-incentive Stock Option Agreement, dated as of June 30, 1992, between Vitas and Timothy S.
                 O'Toole.

          10.31  Management Equity Incentive Plan ("1992 MEIP"), adopted June 30, 1992.

EXHIBIT NUMBER   DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------
          10.32  Form of 1992 MEIP Stock Option Agreement.

          10.33  1994 Management Equity Incentive Plan ("1994 MEIP"), adopted January 25, 1994.

          10.34  Form of 1994 MEIP Non-Incentive Stock Option Agreement (Performance Vesting).

          10.35  Form of 1994 MEIP Non-Incentive Stock Option Agreement (Time Vesting).

         *10.36  Form of Special Severance Agreement used by Vitas for certain officers and directors, including
                 Hugh A. Westbrook, J.R. Williams, M.D., Thomas E. Combs, Deirdre Lawe, Mark A. Sterling and David
                 A. Wester.

         *10.37  Form of Indemnification Agreement used by Vitas for officers and directors, including Hugh A.
                 Westbrook, Esther T. Colliflower., J.R. Williams, M.D., Thomas E. Combs, Deirdre Lawe, Mark A.
                 Sterling, David A. Wester, Bruce F. Wesson, Patrick T. Hackett, Timothy O'Toole, Donald Gaetz and
                 William Ferretti.

          10.38  Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement, dated as of
                 February 17, 1995, between Vitas and NationsBank of Florida, National Association
                 ("NationsBank").

          10.39  Amended and Restated Revolving Credit Note, dated February 17, 1995, by Vitas to the order of
                 NationsBank.

          10.40  Term Note, dated February 17, 1995, by Vitas to the order of NationsBank.

          10.41  Amended and Restated LC Account Agreement, dated as of February 17, 1995, between Vitas and
                 NationsBank.

          10.42  Amendment No. 1 to Amended and Restated Revolving Credit and Reimbursement Agreement between
                 Vitas and NationsBank, dated as of June 30, 1995.

          10.43  Amendment No. 2 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement
                 between Vitas and NationsBank, dated as of March 28, 1996.

          10.44  Amendment No. 3 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement
                 by and between Vitas and NationsBank, dated September 30, 1996.

          10.45  Amendment No. 4 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement
                 and Related Documents between Vitas and NationsBank, dated as of November 1, 1996.

          10.46  Amendment No. 5 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement
                 and Related Documents between Vitas and NationsBank, dated as of February 15, 1997.

          10.47  Amendment No. 6 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement
                 and Related Documents between Vitas and NationsBank, dated as of March 24, 1997.

          10.48  Amendment No. 7 to Amended and Restated Revolving Credit, Term Loan and Reimbursement Agreement
                 and Related Documents between Vitas and NationsBank, dated as of September 1, 1997.

          10.49  Amended and Restated Pledge and Security Agreement, dated February 17, 1995, between Vitas, as
                 Borrower, and NationsBank.

EXHIBIT NUMBER   DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------
          10.50  Pledge and Security Agreement between Vitas Healthcare Corporation of California
                 ("Vitas-California") and NationsBank, dated February 17, 1995.

          10.51  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of
                 Florida ("Vitas-Florida") and NationsBank, dated February 17, 1995.

          10.52  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of Ohio
                 ("Vitas-Ohio") and NationsBank, dated February 17, 1995.

          10.53  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of
                 Pennsylvania ("Vitas-Pennsylvania") and NationsBank, dated February 17, 1995.

         *10.54  Amended and Restated Pledge and Security Agreement between Vitas Healthcare Corporation of
                 Central Florida ("Vitas-Central Florida") and NationsBank.

          10.55  Guaranty and Suretyship Agreement, dated as of February 17, 1995, by Vitas-California.

          10.56  Amended and Restated Guaranty and Suretyship Agreement, dated as of February 17, 1995, by
                 Vitas-Florida.

          10.57  Amended and Restated Guaranty and Suretyship Agreement, dated as of February 17, 1995, by
                 Vitas-Ohio.

          10.58  Amended and Restated Guaranty and Suretyship Agreement, dated as of February 17, 1995, by
                 Vitas-Pennsylvania.

         *10.59  Guaranty and Suretyship Agreement by Vitas-Central Florida.

          10.60  Amended and Restated Guaranty and Contingent Purchase Agreement, dated as of February 17, 1995, between Vitas and NationsBank related to a term loan to Vitas Employee Stock Ownership Trust.

          10.61  Warrant Agreement between NationsBank and Vitas, dated as of July 18, 1997.

          10.62  Warrant Certificate issued by Vitas to NationsBank, dated July 18, 1997.

          10.63  Letter Agreement between NationsBank and Vitas, dated July 18, 1997, relating to a warrant to purchase shares of Vitas Common Stock.

          10.64  Warrant Agreement, dated as of September 1, 1997, between Vitas and NationsBank.

          10.65  Warrant Certificate issued by Vitas to NationsBank, dated September 1, 1997

         *10.66  Asset Purchase Agreement, dated as of December 27, 1994, among Vitas, Vitas-California, CHC and its Affiliated Partnerships, Connie A. Black and Dennis Rezendez.

         *10.67  Promissory Note (Note A), dated February 17, 1995, made by Vitas-California payable to the order of CHC.

         *10.68  Order of U.S. Bankruptcy Court for the District of Arizona, dated June 16, 1997, authorizing
                 Modification of Promissory Note A made by and between Thomas E. Arnold, Jr., as Chapter 11
                 Trustee for the bankruptcy estate of Wilcare Corporation, Vitas-California, and Vitas.

         *10.69  Modification of Promissory Note A, dated June 16, 1997, made by and between Thomas E. Arnold,
                 Jr., as Chapter 11 Trustee for the bankruptcy estate of Wilcare Corporation, Vitas-California, and Vitas.

EXHIBIT NUMBER   DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------
         *10.70  Promissory Note (Note B), dated February 17, 1995, made by Vitas-California payable to the order of CHC.

         *10.71  Subordination Agreement-A, dated as of February 17, 1995, among Community Hospice Care, Inc.
                 ("CHC"), certain partnerships identified therein ("CHC Affiliated Partnerships"), and
                 NationsBank, including Acknowledgment and Agreement, dated February 17, 1995, by Vitas,
                 Vitas-California and Wilcare Corporation and Vernon R. Will.

         *10.72  Letter Agreement, dated May 21, 1997, between Vitas, Vitas-California, Wilcare Corporation and
                 NationsBank modifying Subordination Agreement-A .

         *10.73  Subordination Agreement-B, dated as of February 17, 1995, among CHC, the CHC Affiliated
                 Partnerships and NationsBank, including Acknowledgment and Agreement, dated February 17, 1995, by
                 Vitas, Vitas-California and Connie A. Black.

         *10.74  Guaranty, dated as of February 17, 1995, made by Vitas in favor of CHC and the CHC Affiliated
                 Partnerships.

         *10.75  Noncompetition Agreement, dated February 17, 1995, among CHC and CHC Affiliated Partnerships,
                 Vitas, Vitas-California, Connie A. Black and Dennis Rezendez.

         *10.76  Asset Purchase Agreement, dated as of July 20, 1995, among Vitas, Vitas-Ohio, and Hospice of the
                 Miami Valley, Inc. ("HMV").

         *10.77  Amendment to Asset Purchase Agreement, dated as of November 2, 1995, among Vitas, Vitas-Ohio and
                 HMV.

         *10.78  Asset Purchase Agreement dated as of June 12, 1996, between Vitas, Vitas--Central Florida,
                 Hospice of Central Florida, Inc. ("HCF") and Hospice of Central Florida Foundation, Inc.

         *10.79  Lease and sublease for Beverly Manor of Riverside, dated as of July 1, 1993, among Dart-L
                 ("Dart-L"), Jacob Friedman ("Friedman") and Community Hospice Care-InLand Cities ("CHC--Inland
                 Cities").

         *10.80  Assignment and Assumption of Lease, Consent and Estoppel Agreement, dated as of February 14,
                 1995, among Consolidated Industries, Inc. ("Consolidated"), Beverly Health and Rehabilitation
                 Services, Inc. ("Beverly Health"), CHC-Inland cities, Vitas-California and Vitas.

         *10.81  First Amendment to Lease, dated as of February 14, 1995, among Dart-L, Jacob Friedman,
                 Consolidated, Beverly Health, Vitas-California and Vitas.

         *10.82  Lease Agreement, dated as of August 21, 1989, between Florida East Coast Properties, Inc.,
                 ("Florida East") and HCI.

         *10.83  First Amendment to Lease, dated August 21, 1989, between Florida East and HCI.

         *10.84  Second Amendment to Lease, dated July 10, 1991, between Northwestern Capital Corporation
                 ("Northwestern"), as successor to Florida East, and HCI.

         *10.85  Third Amendment to Lease, dated April 1, 1994, between Northwestern and Vitas.

         *10.86  Business Lease, dated as of August 23, 1995, between Vitas-Florida and Sunbeam Properties, Inc., together with Guaranty, dated as of September 5, 1995, by Vitas for the benefit of Sunbeam
                 Properties, Inc.

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

EXHIBIT NUMBER   DESCRIPTION
---------------  -------------------------------------------------------------------------------------------------
         *10.87  Lease, dated as of October 31, 1995, between Vitas and LaSalle National Trust, N.A.

           11.1  Computation of Per Share Earnings.

           21.1  Subsidiaries of Vitas.

           23.1  Consent of Ernst & Young LLP.

          *23.2  Consent of Hogan & Hartson, L.L.P. (included in Exhibit 5.1).

           24.1  Power of attorney (included on the signature page).

           27.1  Financial Data Schedule.

------------------------

*   To be filed by amendment.

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